04030768

June 14, 2004

82-34635

SUPPL

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Singer N.V. dated June 14, 2004, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

6/17

Enclosures.

Singer N.V.
De Ruyterkade 62, Curacao, Netherlands Antilles

Exemption No. 82-5225

Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated June 14, 2004

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.

1.	Acquisition Agreement By and Between KSIN Holdings, Ltd. and Singer N.V., including certain Exhibits.
2.	Press Release dated June 11, 2004

EXHIBIT NO.1

EXEMPTION NO. 82-5225

<u>Execution Version</u>

ACQUISITION AGREEMENT

Dated as of June 11, 2004

By and Between

KSIN HOLDINGS, LTD.

and

SINGER N.V.

EXEMPTION NO. 82-5225

TABLE OF CONTENTS

EXEMPTION NO. 82-5225

ACQUISITION AGREEMENT

This Acquisition Agreement dated as of June 11, 2004 (this "Agreement") is by and between KSIN Holdings, Ltd., a Bermuda corporation (the "Buyer"), and Singer N.V., a Netherlands Antilles corporation (the "Seller").

WHEREAS, this Agreement contemplates a transaction in which the Buyer and its Affiliates (as defined herein) will, in consideration of the Purchase Price (as defined herein), acquire by merger or otherwise the Transferred Shares (as defined herein), the Transferred Assets and Liabilities (as defined herein), and the Specified Acquired Company Intellectual Property (as defined herein) in accordance with the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Buyer and the Seller hereby agree as follows:

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

As used herein, the following terms will have the following meanings:

"AAA" has the meaning set forth in Section 9.5(b).

"Accounting Methodology" has the meaning set forth in Section 2.6.2.

"Acquired Companies" means the companies designated as such on Exhibit A attached hereto.

"Acquired Company Intellectual Property" means: (a) all Intellectual Property owned by the Acquired Companies, whether or not such ownership is duly recorded before the United States Patent & Trademark Office or other Governmental Authority; (b) all Intellectual Property arising from or relating to the *SINGER* name, mark and brand owned by the Acquired Companies or the Retained Entities or both (including variations that omit the word 'singer' such as marks based on the S symbol or graphic designs associated with the brand); (c) all Intellectual Property used or exploited in connection with the Business and owned by any Retained Entity; and (d) all IP Rights arising from or relating to the foregoing; provided, however, the Acquired Company Intellectual Property will exclude the Intellectual Property set forth on Schedule A.

"Acquired Company Plan" has the meaning set forth in Section 3.15.1.

"Action" means any claim, action, cause of action or suit, litigation, controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

"Additional Acquired Company Intellectual Property" means the Acquired Company Intellectual Property listed on Schedule B.

"Adjusted Working Capital" means, as of immediately prior to the Closing, the amount by which current assets (other than cash and cash equivalents) of the Acquired Companies exceed current liabilities (other than any Debt) of the Acquired Companies, determined in accordance with the Accounting Methodology.

"Adjusted Working Capital and Assumed Debt Referee" has the meaning set forth in Section 2.6.4.

"Adjusted Working Capital and Assumed Debt Statement" has the meaning set forth in Section 2.6.2.

"Adjusted Working Capital Target" means $58,975,000.

"Affiliate" means, with respect to any specified Person, (a) any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, (b) each Person who is an executive officer (as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934) or director of, or direct or indirect beneficial holder of at least 20% of any class of the voting capital stock or voting interests of, such specified Person and (c) each Person that is managed by a common group of executive officers (as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934) and/or directors as such specified Person.

"Agreement" has the meaning set forth in the preamble to this Agreement.

"Amended and Restated Singer Asia Distribution Agreement" means the Amended and Restated Distribution Agreement in substantially the form attached hereto as Exhibit B.

"Amended and Restated Singer Asia License Agreement" means the Amended and Restated License Agreement in substantially the form attached hereto as Exhibit C.

"Ancillary Agreements" means the Transition Services Agreement, the Seller Note, the Amended and Restated Singer Asia License Agreement, the Amended and Restated Singer Asia Distribution Agreement, the Singer Jamaica License Agreement, the Singer Jamaica Distribution Agreement, the Assignment Agreements and, to the extent applicable, the Canadian Withholding Tax Escrow Agreement.

"Assets" has the meaning set forth in Section 3.9.

"Assignment Agreements" means such one or more agreements as shall, in the reasonable opinion of the Buyer and its counsel, be necessary to assign, transfer and convey (subject to Section 5.3.1) to the Buyer, or the Buyer Affiliates or the Acquired Companies, all of the Retained Entities' rights, title, benefits, privileges, and interest in, to and under, (i) the Transferred Assets and Liabilities and (ii) the Specified Acquired Company Intellectual Property.

"Assumed Debt" means an amount equal to the difference between (a) the Debt of the Acquired Companies outstanding immediately prior to the Closing, but excluding any (i) Refinanced Debt that is repaid at Closing pursuant to Section 2.5.1(a), (ii) Debt incurred as part of the Financing and (iii) any amounts attributable to the Brazil B Notes (including the Seller

Tender Offer Amount, if any) or the Brazil Old Notes, and (b) the amount of cash held by the Acquired Companies immediately prior to the Closing.

"Board of Arbitration" has the meaning set forth in Section 9.5(b).

"Brazil A Notes" means the Series A Notes as defined in the Collateral and Fiscal Agency Agreement.

"Brazil B Notes" means the Series B Notes as defined in the Collateral and Fiscal Agency Agreement.

"Brazil Companies" means the Brazilian Entities, Fazenda Palme Empreendimentos Ltda., Madrina Indústria e Comércio de Máquinas Ltda. and Supera Industrial e Comercial Exportadora Ltda.

"Brazil Old Notes" means the Brazil Prepetition Notes as defined in the Amended and Restated Escrow Agreement, dated as of May 8, 2001, by and among Deutsche Bank AG London, as escrow agent, Singer Brazil and the other parties thereto.

"Brazilian Entities" has the meaning set forth in Section 5.24.1.

"Business" means, collectively, (a) the business of the Acquired Companies, as and where currently conducted, and (b) the business of the Seller and the Retained Entities, as and where currently conducted, to the extent related to (i) the manufacture, sourcing and distribution of consumer, artisan and industrial sewing machines and all related sewing products and accessories or (ii) the licensing of the *SINGER* brand name, including to Singer Asia; provided, however, the Business does not include (x) the manufacture, sourcing and distribution of consumer, artisan and industrial sewing machines and related sewing products and accessories within Jamaica and each of the countries listed in Schedule 1 of the Amended and Restated Singer Asia Distribution Agreement where there is now or in the future a Sub-distributor (as such term is defined in the Amended and Restated Singer Asia Distribution Agreement), or (y) the licensing of the *SINGER* brand name by Singer Asia or any Subsidiaries of Singer Asia under the terms of the Amended and Restated Singer Asia License Agreement.

"Business Day" means any weekday other than a weekday on which banks in New York, New York are authorized or required by a Legal Requirement to be closed.

"Buyer" has the meaning set forth in the preamble to this Agreement.

"Buyer Disclosure Schedules" means the disclosure schedules delivered by the Buyer to the Seller simultaneously with the execution and delivery of this Agreement.

"Buyer Indemnified Person" has the meaning set forth in Section 9.1.1.

"Canadian Tax Act" has the meaning set forth in Section 10.8.1.

"Canadian Withholding Tax Escrow Agreement" has the meaning set forth in Section 10.8.4.

"Cash Consideration" has the meaning set forth in Section 2.2.

"Cash Purchase Price" has the meaning set forth in Section 2.5.1(b).

"Closing" has the meaning set forth in Section 2.3.

"Closing Balance Sheet" has the meaning set forth in Section 2.6.2.

"Closing Date" means the date on which the Closing actually occurs.

"Closing Price" means the closing price of the Seller Common Stock on the Pink Sheets on a specified day.

"Code" means the United States Internal Revenue Code of 1986.

"Collateral and Fiscal Agency Agreement" means the Collateral and Fiscal Agency Agreement, dated as of September 14, 2000, by and among HSBC Bank PLC, as fiscal agent, HSBC Bank USA, as collateral agent, Singer Brazil and the other parties thereto.

"Commitment Letters" means the Debt Commitment Letters and the Equity Commitment Letter.

"Compensation" means, with respect to any Person, all salaries, compensation, remuneration, bonuses or benefits (including issuances or grants of Equity Interests), made directly or indirectly by an Acquired Company to or for the benefit of such Person, but excluding expense reimbursements or advances in the Ordinary Course of Business.

"Competing Transaction" has the meaning set forth in Section 5.7.

"Contemplated Transactions" means, collectively, the transactions contemplated by this Agreement.

"Contractual Obligation" means, with respect to any Person, any contract, license, agreement, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

"Current Intercompany Receivables and Payables" means (a) Intercompany Receivables and Payables incurred in the Ordinary Course of Business in connection with the purchase or sale of goods or services that are no more than ninety days past due as of the Closing Date and (b) the accounts payable owed by Singer Americas Trading S.A. to Singer Sewing Machine Company Ltd. (Puerto Rico Branch) and the Seller shown on Schedule 5.9.3.

"Current Tax Returns" has the meaning set forth in Section 10.3.

"Debt" means, with respect to any Person, without duplication, all obligations (including in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for

borrowed money (including overdraft facilities to the extent drawn on), (b) evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business in respect of which such Person's liability remains contingent), (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals and deferred Compensation items incurred in the Ordinary Course of Business), (d) under leases that have been, or should have been, in accordance with GAAP, recorded as capital leases, to the extent required to be so recorded, (e) in respect of letters of credit and bankers' acceptances (other than unfunded letters of credit and bankers' acceptances arising in the Ordinary Course of Business in respect of which such Person's liability remains contingent), (f) for Contractual Obligations relating to interest rate protection, swap agreements and collar agreements and (g) in the nature of Guarantees of the obligations described in clauses (a) through (f) above of any other Person.

"Debt Commitment" means the debt financing commitment set forth in the Debt Commitment Letters.

"Debt Commitment Letters" means the Commitment Letter, dated June 11, 2004, by and between the Buyer and Wells Fargo Foothill, Inc., and the Commitment Letter, dated June 11, 2004, by and between the Buyer and Fortress Credit Corporation.

"Disclosed Contract" has the meaning set forth in Section 3.17.3.

"Discontinued Operation" means any division, business unit, operations, Subsidiary or Affiliate of any Acquired Company that was sold, discontinued or otherwise transferred or disposed of prior to the Closing Date, including Singer Mexicana S.A. de C.V. and Sinmak Dikis Makinalari Sanayi Anonim Sirketi.

"Dispute Notice" has the meaning set forth in Section 2.6.3.

"Employee Plan" means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (d) any other deferred-compensation, severance, retirement, welfare-benefit, bonus, incentive or fringe-benefit plan, program or arrangement, in any event exclusive of any such plan, program or arrangement mandated by and maintained pursuant to applicable Legal Requirements.

"Encumbrance" means any charge, claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, right of way, easement, encroachment, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

"Enforceable" means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a valid and binding obligation of such Person enforceable by or against such Person in accordance with its terms, except as such

enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

"Environmental Laws" means any Legal Requirement relating to (a) releases or threatened releases of Hazardous Substances, (b) pollution or protection of public health or the environment or worker safety or health or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

"Equipment" has the meaning set forth in Section 3.11.

"Equity Commitment" means the equity financing commitment set forth in the Equity Commitment Letter.

"Equity Commitment Letter" means the Commitment Letter from Kohlberg, dated June 11, 2004, to the board of directors of the Seller.

"Equity Interests" means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contractual Obligation to acquire any such interest or otherwise share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

"ERISA" means the federal Employee Retirement Income Security Act of 1974.

"Estimated Adjusted Working Capital" has the meaning set forth in Section 2.4.1.

"Estimated Assumed Debt" has the meaning set forth in Section 2.4.2.

"Exchange Rate Date" means the earlier of (a) the date the Taxes referred to in Section 10.1.2(a)(i) are actually paid by the applicable Acquired Company or (b) the date the Seller makes indemnity payments to the Buyer for or relating to such Taxes pursuant to Article 9 or Article 10.

"Excluded Liabilities" means Liabilities based upon, arising from or relating to any Discontinued Operation, including Liabilities under any Contractual Obligation pursuant to which any Discontinued Operation was sold, transferred, disposed of or discontinued.

"Expenses" has the meaning set forth in Section 5.8.1.

"Facilities" means any buildings, plants, improvements or structures located on the Real Property.

"Financials" has the meaning set forth in Section 3.6.1.

"Financing" means the amount of funds reasonably required by the Buyer to consummate the Contemplated Transactions and to pay the fees, costs and expenses incurred by or on behalf of the Buyer in connection therewith.

"FIRPTA Certificate" has the meaning set forth in Section 6.15.

"Foreign Acquired Company Plans" has the meaning set forth in Section 3.15.7.

"GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.

"Governmental Authority" means any United States federal, state or local or any non-United States government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

"Guarantee" means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are primarily designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or venture.

"Hazardous Substance" has the meaning set forth in Section 3.16.

"Hazardous Substances Plan" has the meaning set forth in Section 3.16.

"Historical Intercompany Receivables and Payables" means Intercompany Receivables and Payables other than Current Intercompany Receivables and Payables.

"Indemnity Claim" means a claim for indemnity under Section 9.1, Section 9.2 or Section 10.1, as the case may be.

"Indemnity Notice" means written notification pursuant to Section 9.5 of an Indemnity Claim by any Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith of the Losses arising from such claim.

"Indemnified Party" means, with respect to any Indemnity Claim, the party asserting such claim under Section 9.1, Section 9.2 or Section 10.1, as the case may be.

"Indemnifying Party" means, with respect to any Indemnity Claim, the party against whom such claim is asserted under Section 9.1, Section 9.2 or Section 10.1, as the case may be.

"Intellectual Property" means all proprietary rights of every kind and nature however denominated, throughout the world in all media now known or hereafter invented, including all rights and interests pertaining to or deriving from (a) patents and patentable inventions and designs, copyrights and expressive works, proprietary product or industrial designs, mask work rights, technology, know-how, processes, trade secrets, algorithms, inventions, proprietary data, databases, formulae, research and development data and computer software or firmware, (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill associated therewith and (c) domain names, rights of privacy and publicity and moral rights.

"Intercompany Receivables and Payables" mean all accounts receivable and accounts payable between the Seller or any other Retained Entity, on the one hand, and any of the Acquired Companies, on the other hand.

"IP Rights" means the entire right, title and interest to and in all: (a) Intellectual Property; (b) all choses in action, Actions, and rights to sue at law or in equity for any past or future infringement, misappropriation, or other claim arising from or relating to any of the foregoing, including the right to receive all remedies available in law and equity, including reasonable royalties, proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of protections pertaining thereto; (c) any and all governmental filings, registrations, applications, recordings, common-law rights and Contractual Obligations relating to any of the foregoing; and (d) all records, materials, files, and communications reasonably necessary to evidence, establish and defend Intellectual Property, including research notebooks and other evidence of inventorship, affidavits of use, specimens of use and other evidence of use in commerce of marks or other brand identifiers, drafts, revisions and other evidence of authorship of copyrighted works.

"IRS" means the United States Internal Revenue Service.

"Kohlberg" means Kohlberg Management IV, L.L.C., a Delaware limited liability company.

"Legal Requirement" means any United States federal, state or local or non-United States law, statute, ordinance, code, rule or regulation, or any Governmental Order, or any similar provision having the force or effect of law.

"Liability" means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due.

"Liability Policies" has the meaning set forth in Section 3.23.

"Losses" has the meaning set forth in Section 9.1.1, subject to the provisions contained in Article 9 and Article 10.

"Material Adverse Effect" means any change in, or effect on, the Business, operations, Assets or condition (financial or otherwise) of the Acquired Companies which, when considered either individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in this Agreement, is materially adverse to the Business, operations, Assets or condition (financial or otherwise) of the Acquired Companies, taken as a whole; provided that changes in or effects resulting from the announcement of this Agreement and the Contemplated Transactions (including loss of customers or suppliers, failure to retain or hire employees and/or loss of, or modification to terms of, or change in timing to obtain or maintain, Contractual Obligations and Permits) shall not themselves be deemed to be a Material Adverse Effect or themselves be considered in any determination of whether a Material Adverse Effect has occurred or is continuing.

"Minimum Tender Condition" means that, prior to the Closing, the expiration of the Tender Offer will have occurred and the aggregate principal amount of each of the Brazil A Notes and the Brazil B Notes validly tendered and not withdrawn (together with all consents required pursuant to the terms of the Tender Offer) prior to the expiration of the Tender Offer will constitute at least 35% of the aggregate principal amount of each of the Brazil A Notes and the Brazil B Notes outstanding at the expiration of the Tender Offer.

"Most Recent Balance Sheet" has the meaning set forth in Section 3.6.1.

"Most Recent Balance Sheet Date" has the meaning set forth in Section 3.6.1.

"1933 Act" means the Securities Act of 1933.

"Non-Brazil Companies" means the Acquired Companies other than the Brazil Companies.

"Ordinary Course of Business" means an action taken or not taken by or at the direction of any Person in the ordinary course of the normal operations of such Person's business which is reasonably consistent with the past customs and practices of such Person.

"Organizational Documents" means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating, voting or partnership agreement, by-laws, or similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

"Owned Real Property" has the meaning set forth in Section 3.10.1.

"Permits" means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

"Permitted Encumbrance" means (a) statutory liens for current Taxes, special assessments or other governmental and quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which

appropriate reserves have been established in accordance with GAAP, (b) mechanics', materialmen's, carriers' and similar statutory liens arising or incurred in the Ordinary Course of Business which liens relate to obligations not due and payable and have not had and are not reasonably likely to have a Material Adverse Effect, (c) zoning, entitlement, building and other land use regulations imposed by or on behalf of Governmental Authorities having jurisdiction over any Owned Real Property that are not violated in any material respect by the current use and operation by any of the Acquired Companies of the Owned Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security programs, (e) covenants, conditions, restrictions, easements, encumbrances, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telephone, cable and telegraph lines and other similar matters affecting title to but not adversely affecting in any material respect current occupancy or use by any of the Acquired Companies of the Owned Real Property, (f) restrictions on the ownership or transfer of securities arising under applicable Legal Requirements and (g) any matter disclosed on Schedule C.

"Person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

"Post-Closing Allocation Statement" has the meaning set forth in Section 2.7.2.

"Pre-Closing Allocation Statement" has the meaning set forth in Section 2.7.1.

"Pre-Closing Tax Period" has the meaning set forth in Section 10.1.1.

"Primary Acquired Company Intellectual Property" means that Acquired Company Intellectual Property used, exploited or registered in any of the following territories: Brazil, Canada, France, Germany, Italy, Mexico, the United Kingdom or the United States; provided, however, the Primary Acquired Company Intellectual Property will exclude any Additional Acquired Company Intellectual Property.

"Products" has the meaning set forth in Section 3.22.1.

"Purchase Price" has the meaning set forth in Section 2.2.

"Purchased Assets" means, collectively, (a) the Assets, (b) the Transferred Assets and Liabilities and (c) the Specified Acquired Company Intellectual Property.

"Quebec Certificate" has the meaning set forth in Section 10.8.1.

"Quebec Tax Act" has the meaning set forth in Section 10.8.1.

"Real Property" has the meaning set forth in Section 3.10.1.

"Real Property Leases" has the meaning set forth in Section 3.10.1.

"Refinanced Debt" has the meaning set forth in Section 2.5.1(a).

"Release" has the meaning set forth in Section 5.21.

"Representative" means, with respect to any Person, any director, officer or employee and any agent, consultant, advisor, or other representative authorized by such Person to represent or act on behalf of such Person, including legal counsel, accountants, and financial advisors.

"Resolution Period" means the period ending thirty days following receipt by an Indemnified Party of a written notice from an Indemnifying Party stating that it disputes all or any portion of an Indemnity Notice.

"Retained Entities" means the Seller and its Subsidiaries and Affiliates (other than an individual) other than the Acquired Companies.

"Rules" has the meaning set forth in Section 9.5(b).

"Secondary Acquired Company Intellectual Property" means that Acquired Company Intellectual Property that is neither Primary Acquired Company Intellectual Property nor Additional Acquired Company Intellectual Property.

"Section 116 Certificate" has the meaning set forth in Section 10.8.1.

"Seller" has the meaning set forth in the preamble to this Agreement.

"Seller Common Stock" means the shares of common stock, par value $0.01 per share, of the Seller.

"Seller Disclosure Schedules" means the disclosure schedules delivered by the Seller to the Buyer simultaneously with the execution and delivery of this Agreement.

"Seller Indemnified Person" has the meaning set forth in Section 9.2.1.

"Seller Note" has the meaning set forth in Section 2.2.

"Seller's Chapter 11 Plan of Reorganization" means the First Amended Joint Plan of Reorganization of the Seller and its Affiliated Debtors and Debtors in Possession dated June 22, 2000, as amended.

"Seller's Knowledge" means the knowledge of the following individuals: Stephen H. Goodman, Rainer Moser, Robert S. Turnbull, Phillip A. Watson, Christopher Bourton, Gary Jones, John P. Cannon, Martin Kelly, James Rehus, Pedro W. Spohr, Rodolfo Garcia Collevatti, John Nashmi and Keith Burke; provided that such individuals will be deemed to have "knowledge" of a particular fact, circumstance, event or matter only if such individuals (a) have actual knowledge of such fact, circumstance, event or matter or (b) could be expected to discover or otherwise become aware of such fact, circumstance, event or matter in the ordinary course of performing such individuals' employment duties in a reasonable manner.

"Seller Tender Offer Amount" means an amount equal to 50% of any amounts to be paid upon consummation of the Tender Offer solely in respect of the Brazil B Notes in accordance with the terms of the Tender Offer; provided, however, that the Seller Tender Offer Amount will be zero in the event that the Minimum Tender Condition is not fulfilled; provided, further, that in no event will the Seller Tender Offer Amount exceed $3,750,000 in the aggregate.

"Selling Subsidiaries" has the meaning set forth in Section 3.2.1.

"Singer Asia" means Singer Asia Limited, a company organized under the laws of the Cayman Islands.

"Singer BV" means The Singer Company B.V., a company organized in The Netherlands.

"Singer Brazil" means Singer do Brasil Indústria e Comércio Ltda., a company organized under the laws of Brazil.

"Singer China Manufacturing" means Singer (Shanghai) Sewing Machine Co. Ltd., a company organized under the laws of China.

"Singer Exports" means Singer Exports Limited, a company organized under the laws of the British Virgin Islands.

"Singer Jamaica" means Singer Jamaica Limited, a company organized under the laws of Jamaica.

"Singer Jamaica Distribution Agreement" means the Jamaica Distribution Agreement in substantially the form of Exhibit D attached hereto.

"Singer Jamaica License Agreement" means the Jamaica License Agreement in substantially the form of Exhibit E attached hereto.

"Singer Sewing" means Singer Sewing Company, a company organized under the laws of the State of Delaware.

"Singer Sourcing" means Singer Sourcing Limited, a company organized under the laws of the British Virgin Islands.

"Solvent" means, with respect to any Person, that (a) the fair saleable value of the property of such Person is, on the date of determination, greater than the total amount of Liabilities (including contingent and unliquidated Liabilities) of such Person as of such date, (b) as of such date, such Person is able to pay all of its Liabilities as such Liabilities mature, (c) such Person does not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries and (d) such Person has not incurred nor does it plan to incur debts beyond its ability to pay as they mature. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities.

"Special Purpose Audited Financial Statements" has the meaning set forth in Section 5.5.

"Specified Acquired Company Intellectual Property" means all Acquired Company Intellectual Property owned, immediately prior to the Closing, by any Person other than an Acquired Company.

"Specified Transaction" has the meaning set forth in Section 5.8.3.

"Straddle Period" has the meaning set forth in Section 10.2.

"Subsidiary" means, with respect to any specified Person, any other Person of which (or in which) such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) having ordinary voting power to elect a majority of the board of directors or other similar governing body (irrespective of whether at the time capital stock (or other shares of beneficial interest) of any other class or classes of such Person shall or might have voting power upon the occurrence of any contingency), (b) hold at least 50% of the interests in the capital or profits, (c) hold at least 50% of the beneficial interest (in the case of any such Person that is a trust or estate), or (d) be a general partner (in the case of a partnership) or a managing member (in the case of a limited liability company).

"Tax" or "Taxes" means any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including Federal Insurance Contributions Act (FICA)), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Claim" has the meaning set forth in Section 9.4.6.

"Tax Offsets" has the meaning set forth in Section 10.1.1.

"Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Tender Offer" has the meaning set forth in Section 5.24.1.

"Third Party Claim" has the meaning set forth in Section 9.4.1.

"Transfer Taxes" has the meaning set forth in Section 10.5.

"Transferred Assets and Liabilities" means the Contractual Obligations and other items listed on Exhibit F attached hereto, subject to revision pursuant to Section 5.3.1 with respect to Contractual Obligations.

"Transferred Companies" means those Acquired Companies designated as Transferred Companies on Exhibit A attached hereto.

"Transferred Shares" means those shares of outstanding capital stock of the Transferred Companies owned by the Seller and its Subsidiaries as set forth on Schedule 2.1 attached hereto.

"Transition Services Agreement" means the Transition Services Agreement in substantially the form attached hereto as Exhibit G.

"Treasury Regulations" means the regulations promulgated under the Code.

"Unaffiliated U.S. Share Deduction" means an amount equal to (a) 50% multiplied by (b) the Unaffiliated U.S. Share Percentage multiplied by (c) the amount of the Purchase Price allocated to the shares of capital stock of Singer Sewing pursuant to Section 2.7; provided, however, in no event will the Unaffiliated U.S. Share Deduction exceed $250,000 in the aggregate.

"Unaffiliated U.S. Share Percentage" means a fraction, the numerator of which is the number of shares of outstanding capital stock of Singer Sewing held by Persons other than the Seller or one of its Subsidiaries or Affiliates immediately prior to the Closing, and the denominator of which is the total number of shares of outstanding capital stock of Singer Sewing immediately prior to the Closing; provided that shares of outstanding capital stock of Singer Sewing held by Singer Sewing Machine Company Ltd. will not be deemed to be held by a Subsidiary or Affiliate of the Seller for purposes of this definition.

"U.S. Acquired Company Plan" means an Acquired Company Plan that is maintained pursuant to or operated under the Legal Requirements of the United States.

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988.

Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to this Agreement, (b) the word "including" will be construed as "including without limitation," (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person's successors and assigns to the extent permitted by this Agreement and (f) references in this Agreement or any Seller Disclosure Schedule, Buyer Disclosure Schedule, Schedule or Exhibit to "$," "dollar" or "dollars" shall mean and refer to United States currency.

2. ACQUISITION.

2.1. Purchase and Sale of the Transferred Shares, Transferred Assets and Liabilities and Specified Acquired Company Intellectual Property. The Seller agrees, at the Closing, subject to the terms and conditions of this Agreement, to sell, transfer and deliver, and cause its Subsidiaries to sell, transfer and deliver, to the Buyer or the Buyer Affiliates, in each case solely as specified on Schedule 2.1, (a) the Transferred Shares, free and clear of any Encumbrances,

except as are imposed by applicable securities laws, and (b) (i) the Transferred Assets and Liabilities and (ii) the Specified Acquired Company Intellectual Property, in each case free and clear of any Encumbrances, except Permitted Encumbrances. The Buyer agrees, at the Closing, subject to the terms and conditions of this Agreement, to acquire, or cause the Buyer Affiliates to acquire, from the Seller or its Subsidiaries, in each case solely as specified on Schedule 2.1, (a) the Transferred Shares, free and clear of any Encumbrances, except as are imposed by applicable securities laws, and (b) (i) the Transferred Assets and Liabilities and (ii) the Specified Acquired Company Intellectual Property, in each case free and clear of any Encumbrances, except Permitted Encumbrances.

2.2. Purchase Price. The aggregate consideration payable by the Buyer hereunder for the Transferred Shares, the Transferred Assets and Liabilities and the Specified Acquired Company Intellectual Property (the "Purchase Price") will be the sum of (a) an amount in cash equal to $109,588,000 (the "Cash Consideration"), minus the sum of (i) the Assumed Debt, (ii) the Refinanced Debt, (iii) the Unaffiliated U.S. Share Deduction and (iv) the Seller Tender Offer Amount, if any, and (b) a subordinated promissory note of the Buyer issued to the Seller, in substantially the form attached hereto as Exhibit H, in the principal amount of $15,000,000 (the "Seller Note"). The Purchase Price will be subject to adjustment in accordance with Section 2.6, Section 5.15, Article 9 and Article 10.

2.3. The Closing. The closing of the Contemplated Transactions (the "Closing") will take place at the offices of Ropes & Gray LLP at 45 Rockefeller Plaza, New York, New York as soon as practicable following the satisfaction or waiver of the conditions set forth in Article 6 and Article 7 that can be satisfied prior to Closing, and in any event within two Business Days following such satisfaction or waiver, or at such other place and on such other date as the Buyer and the Seller may agree in writing, in each case, subject to the satisfaction or waiver of the conditions set forth in Article 6 and Article 7. Except as otherwise provided in Article 8, the failure to consummate the Contemplated Transactions on the date and time and at the place specified herein will not relieve any party to this Agreement of any obligation under this Agreement.

2.4. Estimated Working Capital and Assumed Debt.

2.4.1 Estimated Working Capital. Not less than two Business Days prior to the scheduled Closing Date, the Seller will, in consultation with, and with the advice and assistance of, the Buyer, prepare and deliver to the Buyer a good faith estimate of the Adjusted Working Capital reasonably acceptable to the Buyer (the "Estimated Adjusted Working Capital"), determined in accordance with Section 2.6.2, as if it were the actual Adjusted Working Capital, but based on the Seller's review of monthly and other financial information then available to the Seller and inquiries of personnel responsible for the preparation of the financial information of the Seller in the Ordinary Course of Business.

2.4.2 Estimated Debt. Not less than two Business Days prior to the scheduled Closing Date, the Seller will, in consultation with, and with the advice and assistance of, the Buyer, prepare and deliver to the Buyer a good faith estimate of the Assumed Debt

(including the amount of cash taken into account for purposes of such calculation) reasonably acceptable to the Buyer (the "Estimated Assumed Debt").

2.5. Closing Deliveries.

2.5.1 Buyer Deliveries. At the Closing, the Buyer will deliver or cause to be delivered:

(a) out of the Cash Consideration, by wire transfer of immediately available federal funds to such accounts as the holders of the Debt of the Acquired Companies set forth on Schedule 2.5.1(a) specify in writing not fewer than two Business Days prior to the scheduled Closing Date, an amount sufficient to pay in full all such Debt outstanding as of immediately prior to the Closing (such amount, the "Refinanced Debt");

(b) by wire transfer of immediately available federal funds to such accounts as the Seller specifies in writing not fewer than two Business Days prior to the scheduled Closing Date, an amount equal to (i) the balance of the Cash Consideration after deducting the Estimated Assumed Debt and the Refinanced Debt (such balance, the "Cash Purchase Price"), adjusted, if applicable, as provided in Section 2.6.1, minus (ii) the Unaffiliated U.S. Share Deduction, minus (iii) the Seller Tender Offer Amount, if any, minus (iv) the amount of United States and Canadian withholding Taxes (if any), respectively, required to be withheld by the Buyer (or its Affiliate) pursuant to Section 6.15 or Section 10.8.

(c) to the Seller, the duly executed Seller Note;

(d) to the Seller and the Selling Subsidiaries, one or more duly executed receipts for delivery of the Transferred Shares; and

(e) to the Seller, the various certificates, instruments and documents referred to in Article 7.

2.5.2 Seller Deliveries. At the Closing, the Seller will deliver or cause to be delivered to the Buyer:

(a) certificates evidencing the Transferred Shares (or other indicia of ownership in the case of capital stock of any Transferred Company in non-certificated form), duly endorsed (or accompanied by duly executed stock transfer powers) and accompanied by all such other instruments of assignment or conveyance as shall, in the reasonable opinion of the Buyer and its counsel, be necessary to transfer to the Buyer or the appropriate Buyer Affiliate the Transferred Shares in accordance with this Agreement;

(b) a duly executed receipt for delivery of the Cash Purchase Price and the Seller Note; and

(c) the various certificates, instruments and documents referred to in Article 6.

2.6. Certain Pre-Closing and Post-Closing Adjustments.

2.6.1 Estimated Adjusted Working Capital Adjustment. If the Estimated Adjusted Working Capital is less than the Adjusted Working Capital Target, the Cash Purchase Price payable in accordance with Section 2.5.1(b) will be reduced by the amount of such shortfall. If the Estimated Adjusted Working Capital exceeds the Adjusted Working Capital Target, the Cash Purchase Price payable in accordance with Section 2.5.1(b) will be increased by the amount of such excess.

2.6.2 Closing Balance Sheet. As promptly as possible and in any event within ninety days after the Closing Date, the Buyer will prepare or cause to be prepared in consultation with, and with the advice and assistance of, the Seller, and will deliver to the Seller, a combined balance sheet of the Acquired Companies as of immediately prior to the Closing (the "Closing Balance Sheet"), together with a written statement setting forth in reasonable detail the Buyer's determination of the amount of each of the actual Adjusted Working Capital and the actual Assumed Debt utilizing the Closing Balance Sheet (the "Adjusted Working Capital and Assumed Debt Statement"). The Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement will be prepared in accordance with GAAP as in effect on the Most Recent Balance Sheet Date taking into account and in accordance with the methodology set forth on Exhibit 2.6.2 (the "Accounting Methodology") and, should the Buyer so elect, be audited by an independent accounting firm (at the Buyer's cost and expense). The Seller and its Representatives will have reasonable access to, and be able to make copies of, the work papers used by the Buyer in the preparation of the Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement, and will have reasonable access to the Buyer personnel and Buyer Representatives who assisted in the preparation of the Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement.

2.6.3 Dispute Notice. The Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement will be final, conclusive and binding on the parties unless the Seller provides a written notice (a "Dispute Notice") to the Buyer no later than the thirty-fifth day after delivery to the Seller of the Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement setting forth in reasonable detail (a) any item on the Closing Balance Sheet and/or the Adjusted Working Capital and Assumed Debt Statement that the Seller believes has not been prepared in accordance with GAAP taking into account and in accordance with the Accounting Methodology and (b) the appropriate amount of such item in accordance with GAAP taking into account and in accordance with the Accounting Methodology. Any item on the Closing Balance Sheet or the Adjusted Working Capital and Assumed Debt Statement to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties.

2.6.4 Resolution of Disputes. The Buyer and the Seller will attempt to resolve the items raised in a Dispute Notice in good faith for a period of twenty-five days following the delivery of a Dispute Notice. During such twenty-five day period, the

Seller and its Representatives will have reasonable access to, and be able to make copies of, the work papers used by the Buyer in the preparation of the Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement, and will have reasonable access to the Buyer personnel and Buyer Representatives who assisted in the preparation of the Closing Balance Sheet and the Adjusted Working Capital and Assumed Debt Statement. Amounts resolved by such attempts within the twenty-five day period will be deemed to have been finally resolved for purposes of the Dispute Notice and final, conclusive and binding on the parties. If the Buyer and the Seller are unable to resolve all disputed items in the Dispute Notice within the twenty-five day period, the Buyer and the Seller will submit the disputed items (together with the Closing Balance Sheet, the Adjusted Working Capital and Assumed Debt Statement and the Dispute Notice (as modified to reflect any mutually agreed upon resolution to any one or more items)) for determination to Deloitte & Touche LLP, or, if Deloitte & Touche LLP is unable or unwilling to so serve, another nationally recognized independent accounting firm chosen jointly in good faith by the Buyer and the Seller (the "Adjusted Working Capital and Assumed Debt Referee") as promptly as practicable, but not later than ten days after the expiration of the twenty-five day period. The Buyer and the Seller will use reasonable best efforts to cause the Adjusted Working Capital and Assumed Debt Referee to render its decision within thirty days (and in any event as soon as practicable) after the submission to the Adjusted Working Capital and Assumed Debt Referee of the disputed items, including by promptly complying with all reasonable requests by the Adjusted Working Capital and Assumed Debt Referee for access to working papers, information, books, records and similar items and personnel and Representatives of the parties and their Affiliates to the extent practicable. The Adjusted Working Capital and Assumed Debt Referee will review only those items and amounts specifically submitted by the Buyer and the Seller and resolve the dispute with respect to each such specific item, which determination will be (a) in writing, (b) furnished to each of the parties within thirty days, to the extent practicable, and in any event as promptly as practicable, after the items or amounts in dispute have been referred to the Adjusted Working Capital and Assumed Debt Referee, (c) made in accordance with this Section 2.6 (including Exhibit 2.6.2), and (d) final, conclusive and binding on the parties. Nothing herein will be construed to authorize or permit the Adjusted Working Capital and Assumed Debt Referee to determine any question or matter whatsoever under or in connection with this Agreement, except as set forth in the immediately preceding sentence. The fees and expenses of the Adjusted Working Capital and Assumed Debt Referee with respect to the dispute referred to in this Section 2.6.4 will be allocated between the Seller and the Buyer such that the Seller's share of such fees and expenses will be in the same proportion that the aggregate amount of the disputed items not resolved by mutual agreement as aforesaid as submitted by the Seller to the Adjusted Working Capital and Assumed Debt Referee that are resolved against the Seller (as finally determined by the Adjusted Working Capital and Assumed Debt Referee) bears to the total amount of such disputed items so submitted by the Seller to the Adjusted Working Capital and Assumed Debt Referee, and the Buyer will be responsible for the balance of such fees and expenses. No party will disclose to the Adjusted Working Capital and Assumed Debt Referee, and the Adjusted Working Capital and Assumed Debt Referee will not consider for any purpose,

any settlement discussions or settlement offer made by any party, unless otherwise agreed by the parties.

2.6.5 Post-Closing Purchase Price Adjustments. Promptly, and in any event no later than the fifth Business Day, after final determination of the Adjusted Working Capital and the Assumed Debt in accordance with Section 2.6.3 and/or Section 2.6.4,

(i) if the Adjusted Working Capital amount finally determined pursuant to this Section 2.6 exceeds the Estimated Adjusted Working Capital, then the Cash Purchase Price will be increased by, and the Buyer will pay, or cause to be paid, to the Seller or its designee(s) the amount of such excess by wire transfer of immediately available federal funds.

(ii) if the Adjusted Working Capital amount finally determined pursuant to this Section 2.6 is less than the Estimated Adjusted Working Capital, then the Cash Purchase Price will be decreased by, and the Seller will pay, or cause to be paid, to the Buyer or its designee(s) the amount of such shortfall by wire transfer in immediately available federal funds;

(iii) if the Assumed Debt finally determined pursuant to this Section 2.6 exceeds the amount of the Estimated Assumed Debt, then the Cash Purchase Price will be decreased by, and the Seller will pay, or cause to be paid, to the Buyer or its designee(s) the amount of such excess by wire transfer of immediately available federal funds; and

(iv) if the Assumed Debt finally determined pursuant to this Section 2.6 is less than the amount of the Estimated Assumed Debt, then the Cash Purchase Price will be increased by, and the Buyer will pay, or cause to be paid, to the Seller or its designee(s) the amount of such shortfall by wire transfer of immediately available federal funds.

2.7. Allocation of Purchase Price.

2.7.1 Within forty-five days after the date of this Agreement and in no event less than ten Business Days prior to the scheduled Closing Date, the Buyer will cause, at the Buyer's sole cost and expense, Valuation Research Corporation or another nationally recognized independent accounting or valuation firm to prepare, and the Buyer will deliver to the Seller, a statement (the "Pre-Closing Allocation Statement") setting forth the portion of the Purchase Price (and, to the extent practicable, the liabilities included in the Transferred Assets and Liabilities), as may thereafter be adjusted pursuant to Section 2.6.5, Section 5.15, Article 9 or Article 10, to be allocated (a) to the Transferred Shares of (i) Singer Sewing, (ii) Singer Canada Limited, (iii) Singer Logistics Pte. Ltd. and (iv) Singer Italia S.p.A. and (b) to the extent practicable, to the Specified Acquired Company Intellectual Property and the assets included in the Transferred Assets and Liabilities. The Buyer will provide the Seller with the reasonable opportunity to consult with and provide documentation to Valuation Research Corporation or such other nationally recognized independent accounting or valuation firm in connection with the preparation

of the Pre-Closing Allocation Statement. The Pre-Closing Allocation Statement will be final and binding upon the parties.

2.7.2 Within one hundred twenty days after the Closing Date, the Buyer will cause, at the Buyer's sole cost and expense, Valuation Research Corporation or another nationally recognized independent accounting or valuation firm to prepare, and the Buyer will deliver to the Seller, a statement (the "Post-Closing Allocation Statement") setting forth the portion of the Purchase Price (and the liabilities in the Transferred Assets and Liabilities), as may be adjusted pursuant to Section 2.6.5, Section 5.15, Article 9 or Article 10, to be allocated to the Transferred Shares, the Specified Acquired Company Intellectual Property and the assets included in the Transferred Assets and Liabilities (other than the Transferred Shares, Specified Acquired Company Intellectual Property and assets included in the Transferred Assets and Liabilities to which a portion of the Purchase Price (or the liabilities in the Transferred Assets and Liabilities) was allocated pursuant to the Pre-Closing Allocation Statement). The Buyer will provide the Seller with the reasonable opportunity to consult with and provide documentation to Valuation Research Corporation or such other nationally recognized independent accounting or valuation firm in connection with the preparation of the Post-Closing Allocation Statement. The Post-Closing Allocation Statement will be final and binding upon the parties.

2.7.3 The Buyer and the Seller agree to report the allocation of the total consideration among the Transferred Shares, the assets included in the Transferred Assets and Liabilities and the Specified Acquired Company Intellectual Property in a manner consistent with the Pre-Closing Allocation Statement and the Post-Closing Allocation Statement and agree to act in accordance with the Pre-Closing Allocation Statement and the Post-Closing Allocation Statement in the preparation and filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto; provided that neither the Buyer nor the Seller will be obligated to appeal or litigate any challenge to such allocation of the Purchase Price by a Governmental Authority.

2.7.4 The parties will promptly inform one another of any challenge by any Governmental Authority to any allocation made pursuant to this Section 2.7 and agree to consult and keep one another informed (and provide copies of any documentation submitted to or received from a Governmental Authority) with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

2.7.5 Notwithstanding anything to the contrary contained in this Agreement, the portion of the Purchase Price (taking into account all adjustments pursuant to this Agreement) allocated to the Transferred Shares of Singer Canada Limited pursuant to the terms of this Agreement will not exceed $2,000,000.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

In order to induce the Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Seller hereby represents and warrants to the Buyer as follows:

3.1. Organization. Each of the Seller and the Acquired Companies is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to so qualify or be licensed or be in good standing has not had, and would not reasonably be expected to have, a Material Adverse Effect. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of the Organizational Documents of each Acquired Company.

3.2. Power and Authorization.

3.2.1 Contemplated Transactions. The execution, delivery and performance by the Seller of this Agreement and each Ancillary Agreement to which it is (or will be) a party and the consummation of the Contemplated Transactions are within the power and authority of the Seller and have been duly authorized by all necessary action on the part of the Seller. This Agreement and each Ancillary Agreement to which the Seller is (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by the Seller and (b) is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be), assuming this Agreement and the Ancillary Agreements to which the Seller is (or will be) a party constitute the valid and binding obligation of the other Persons party thereto, a valid and binding obligation of the Seller, Enforceable against the Seller. The Seller and its Subsidiaries that own Transferred Shares, Transferred Assets and Liabilities or Specified Acquired Company Intellectual Property (such Subsidiaries, collectively, the "Selling Subsidiaries") have taken or will take at or prior to the Closing all action necessary to authorize the appropriate transfer of the Transferred Shares, Transferred Assets and Liabilities and Specified Acquired Company Intellectual Property as contemplated by Schedule 2.1.

3.2.2 Conduct of Business. Each Acquired Company has the full power and authority necessary to own and use its Assets in the Ordinary Course of Business and carry on its portion of the Business as currently being conducted.

3.3. Authorization of Governmental Authorities. Except as disclosed on Seller Disclosure Schedule 3.3, no action by (including any authorization, consent, approval or waiver), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Seller of this Agreement and each Ancillary Agreement to which it is (or will be) a party or (b) the consummation of the Contemplated Transactions by the Seller.

3.4. Noncontravention. Except as disclosed on Seller Disclosure Schedule 3.4, neither the execution, delivery and performance by the Seller of this Agreement or any Ancillary Agreement to which it is (or will be) a party nor the consummation of the Contemplated Transactions will:

(a) assuming the taking of any action by (including any authorization, consent, approval or waiver), or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Seller Disclosure Schedule 3.3, violate any Legal Requirement or Permit applicable to the Seller, any Selling Subsidiary or any Acquired Company, except as would not reasonably be expected to have a Material Adverse Effect;

(b) result in a breach or violation of, or default under, any Contractual Obligation of the Seller, any Selling Subsidiary or any Acquired Company, except as would not reasonably be expected to have a Material Adverse Effect;

(c) require any action by (including any authorization, consent, approval or waiver) or in respect of (including notice to), any Person under any Contractual Obligation of the Seller, any Selling Subsidiary or any Acquired Company, except such actions the failure of which would not reasonably be expected to have a Material Adverse Effect;

(d) result in the creation or imposition of an Encumbrance upon, or the forfeiture of, any Asset, except as would not reasonably be expected to have a Material Adverse Effect; or

(e) result in a breach or violation of, or default under, the Organizational Documents of the Seller, any Selling Subsidiary or any Acquired Company.

3.5. Capitalization of the Acquired Companies.

3.5.1 Outstanding Capital Stock. Seller Disclosure Schedule 3.5.1 sets forth for each of the Acquired Companies (i) its name and jurisdiction of incorporation, (ii) the number of authorized shares of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock and (iv) the names of the holders that are Affiliates of the Seller of the issued and outstanding shares of each class of its capital stock. All of the outstanding shares of capital stock of each Acquired Company have been duly authorized, validly issued, and are fully paid and non-assessable. Except as disclosed on Seller Disclosure Schedule 3.5.1, no Acquired Company has any capital deficiency pursuant to any applicable statutory capital requirement. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of the stock ledger of each Acquired Company in the possession of the Seller or any of its Affiliates.

3.5.2 Title to Shares. Except as disclosed on Seller Disclosure Schedule 3.5.2, the Seller owns directly or indirectly all of the outstanding shares of capital stock of each Acquired Company, free and clear of all Encumbrances except as are imposed by applicable securities laws.

3.5.3 Encumbrances, etc. Except as disclosed on Seller Disclosure Schedule 3.5.3: (a) there is no Contractual Obligation pursuant to which the Seller or any of its Affiliates has, directly or indirectly, granted any option, warrant or other right to any Person (other than an Acquired Company) to acquire any Equity Interests in an Acquired Company, (b) there are no preemptive rights or other similar rights in respect of any Equity Interests in any Acquired Company (other than such rights as are held exclusively

by an Acquired Company), (c) except for the Contemplated Transactions, there is no Contractual Obligation or provision in the Organizational Documents of any Acquired Company that obligates it to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interests in any Acquired Company, (d) none of the Acquired Companies owns any Equity Interests in, or is a party to any Contractual Obligation to purchase any Equity Interests in, any Person other than an Acquired Company, and there is no Contractual Obligation of any of the Acquired Companies that obligates it to provide a material amount of funds to, or make a material investment (in the form of a loan, capital contribution or otherwise) in, any Person that is not an Acquired Company and (e) there are no existing rights with respect to registration under the 1933 Act of any Equity Interests in any Acquired Company.

3.6. Financial Statements.

3.6.1 Financial Statements. Prior to the execution of this Agreement, the Seller has made available to the Buyer copies of the unaudited combining balance sheets of the Acquired Companies as at April 30, 2004 (respectively, the "Most Recent Balance Sheet," and the "Most Recent Balance Sheet Date"), December 31, 2003, December 31, 2002 and December 31, 2001 and the related unaudited combining statements of income of the Acquired Companies for the four months ended April 30, 2004 and the years ended December 31, 2003, December 31, 2002 and December 31, 2001, in each case setting forth all changes, additions and deletions that are required to be made to reflect the Accounting Methodology (collectively, the "Financials").

3.6.2 Compliance with GAAP, etc. The Financials (a) were prepared in accordance with the books and records of the Retained Entities and the Acquired Companies, (b) have been prepared in accordance with GAAP, consistently applied across all periods in all material respects, taking into account and in accordance with the Accounting Methodology, and (c) fairly present consistent with the Accounting Methodology, in all material respects, the financial position of the Acquired Companies as at the respective dates thereof and the results of the operations of the Acquired Companies for the respective periods covered thereby, subject to any necessary year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse.

3.7. Absence of Certain Developments. Since the Most Recent Balance Sheet Date, the Business has been conducted in the Ordinary Course of Business and, except as specifically contemplated or permitted by this Agreement and except for the matters disclosed on Seller Disclosure Schedule 3.7:

(a) no Acquired Company has (i) amended its Organizational Documents in any material respect, (ii) amended any term of its outstanding Equity Interests or (iii) issued, sold, granted, or otherwise disposed of, its Equity Interests;

(b) no Acquired Company has become liable in respect of any Guarantee or has incurred, assumed or otherwise become liable in respect of any Debt, except for Guarantees in the Ordinary Course of Business and borrowings in the Ordinary Course of

Business with respect to Debt that (i) can be prepaid at any time without any material penalty and (ii) will not, with or without the election of any applicable creditor be, accelerated as a result of the Contemplated Transactions, except for Refinanced Debt;

(c) no Acquired Company has permitted any of its Assets to become subject to an Encumbrance other than a Permitted Encumbrance, except for purchase money or similar security interests granted in connection with the purchase of Equipment, supplies or raw materials in the Ordinary Course of Business;

(d) no Acquired Company has (i) made any declaration, setting aside or payment of any dividend or other distribution with respect to, or any repurchase, redemption or other acquisition of, any of its capital stock or other Equity Interests, except for dividends or distributions declared, set aside or paid by Singer Sourcing to the Seller in an amount not exceeding $1,000,000 on an aggregate basis for each thirty-day period commencing on the date of this Agreement or (ii) entered into, or performed, any material transaction not in the Ordinary Course of Business with, or for the material benefit of, the Seller or any Affiliate of the Seller;

(e) there has been no material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the Business or any material Asset;

(f) no Acquired Company has increased in any material respect the Compensation payable or paid, whether conditionally or otherwise, to (i) any director, officer, employee, consultant or agent of an Acquired Company whose annual base Compensation exceeds $100,000 or (ii) any director or officer of the Seller or any Affiliate of the Seller (except in the case of an individual who is also a director, officer or employee of an Acquired Company), except, in each case, as required under any Contractual Obligations existing as of the date of this Agreement and disclosed on Seller Disclosure Schedule 3.15.1 or Seller Disclosure Schedule 3.17.1;

(g) as of the date of this Agreement, no Acquired Company has made any material change in its methods of accounting or accounting principles or practices (including with respect to reserves);

(h) no Acquired Company has made, changed or revoked any material Tax election, elected or changed any method of accounting for Tax purposes, changed its fiscal year, settled or compromised any material Action in respect of Taxes, entered into any material Contractual Obligation in respect of Taxes with any Governmental Authority, or amended any Tax Return that would result in any material increase in the liability for Taxes of the Buyer, its Affiliates or the Acquired Companies;

(i) no Acquired Company has terminated or closed any material Facility or operation;

(j) no Acquired Company has adopted any Employee Plan or, except in accordance with terms thereof as in effect on the Most Recent Balance Sheet Date, increased in any material respect any benefits under any Employee Plan;

(k) no Acquired Company has in any material respect (i) written up or written down any of its material Assets or (ii) revalued its inventory;

(l) no Acquired Company has entered into any Contractual Obligation to undertake any of the matters referred to in subsections (a) through (k) of this Section 3.7; and

(m) to the Seller's Knowledge, as of the date of this Agreement, no event or circumstance has occurred which has had, or is reasonably likely to have, a Material Adverse Effect.

3.8. Debt; Guarantees. The Acquired Companies have no Liabilities in respect of Debt to any other Person (other than another Acquired Company) as of the Most Recent Balance Sheet Date, except as disclosed on Seller Disclosure Schedule 3.8. For each item of Debt disclosed on Seller Disclosure Schedule 3.8, Seller Disclosure Schedule 3.8 discloses: (a) the debtor; (b) all Contractual Obligations governing any such Debt (i) with a Liability in excess of $500,000 as of the Most Recent Balance Sheet Date, (ii) that cannot be prepaid without a material penalty or (iii) that will, or could upon the election of the applicable creditor be, accelerated as a result of the Contemplated Transactions; (c) the principal amount of the Debt as of the Most Recent Balance Sheet Date; (d) the creditor; (e) the maturity date; and (f) the collateral, if any, securing the Debt. The Acquired Companies have no Liabilities in respect of a Guarantee of any Liability of any other Person (other than another Acquired Company) as of the Most Recent Balance Sheet Date, except as disclosed on Seller Disclosure Schedule 3.8.

3.9. Assets. Except as disclosed on Seller Disclosure Schedule 3.9, each Acquired Company has good and marketable title to, or, in the case of property held under a lease or other Contractual Obligation, an Enforceable leasehold interest in, or right to use, all of its material properties, rights and assets, whether real or personal and whether tangible or intangible, including all material assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date (except for such assets which have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business) (collectively, the "Assets"). Except as disclosed on Seller Disclosure Schedule 3.9, the Seller and the Retained Entities have good and marketable title to, or, in the case of property held under a lease or other Contractual Obligation, an Enforceable leasehold interest in, or right to use, all of the Transferred Assets and Liabilities. Except as disclosed on Seller Disclosure Schedule 3.9, none of the Purchased Assets is subject to any Encumbrance other than Permitted Encumbrances. Except as disclosed on Seller Disclosure Schedule 3.9 and without giving effect to any Legal Requirements or Permits necessary for the Buyer to conduct the Business, after giving effect to the Contemplated Transactions, the Purchased Assets, together with the services and arrangements to be provided pursuant to the Transition Services Agreement, comprise all assets and services rendered by the Seller and its non-individual Affiliates (excluding the Acquired Companies) reasonably required to permit the Buyer to conduct the Business as presently conducted.

3.10. Real Property.

3.10.1 Seller Disclosure Schedule 3.10.1 (a) discloses a list of all real property owned by each of the Acquired Companies and specifies the Acquired Companies that

occupy such property if different from the owners (the "Owned Real Property"), and (b) describes in all material respects each material leasehold interest in real property leased, subleased by, licensed or with respect to which a right to use or occupy has been granted to or by any of the Acquired Companies (such leased Real Property together with the Owned Real Property, the "Real Property"), and identifies each material lease or any other material Contractual Obligation under which such property is leased (the "Real Property Leases"). Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of all deeds and the most current title policies and surveys in the possession of the Seller or its Subsidiaries for the Owned Real Property. Except as disclosed on Seller Disclosure Schedule 3.10.1, to the Seller's Knowledge, there are no material subleases, licenses, concessions, occupancy agreements or other material Contractual Obligations granting to a Person other than an Acquired Company the right of use or occupancy of the Real Property and there is no Person (other than an Acquired Company and any lessor(s) of leased Real Property) in possession of the leased Real Property. With respect to each Real Property Lease that is a sublease, to the Seller's Knowledge, the representations and warranties set forth in Section 3.17.3 and Section 3.17.4 are true and correct with respect to the underlying lease in all material respects.

3.10.2 There is no pending or, to the Seller's Knowledge, threatened eminent domain taking affecting a portion of the Real Property, except as would not reasonably be expected to have a Material Adverse Effect. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease thereto and all estoppel certificates or subordinations, non-disturbance and attornment agreements related thereto. Except as disclosed on Seller Disclosure Schedule 3.10.2, since September 14, 2000, none of the Acquired Companies has disposed of any real property owned by such companies.

3.11. Equipment. Except as disclosed on Seller Disclosure Schedule 3.11, to the Seller's Knowledge, all of the fixtures and other improvements to the Real Property included in the Assets (including any Facilities) and all of the tangible personal property other than inventory included in the Assets (the "Equipment"), (a) are in reasonably good working order, operating condition and state of repair (subject to normal wear and tear and aging), (b) have no material defects (whether patent or latent), and (c) have been maintained in accordance with normal industry practice, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

3.12. Intellectual Property.

3.12.1 Except as disclosed on Seller Disclosure Schedule 3.12.1, to the Seller's Knowledge, none of the Acquired Companies or, with respect to the Specified Acquired Company Intellectual Property, the Selling Subsidiaries: (a) has interfered with, infringed upon, misappropriated, diluted, or otherwise impaired, damaged, or come into conflict with any Intellectual Property or IP Rights of any third parties; or (b) has received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that an Acquired

Company or a Selling Subsidiary must license or refrain from using any IP Rights of any third party in connection with the conduct of the Business or the use of Acquired Company Intellectual Property). Except as disclosed on Seller Disclosure Schedule 3.12.1, to the Seller's Knowledge no third party has interfered with, infringed upon, misappropriated, diluted, or otherwise impaired, damaged, or come into conflict with any Acquired Company Intellectual Property.

3.12.2 Seller Disclosure Schedule 3.12.2 identifies (a) each patent and patent application included within Primary Acquired Company Intellectual Property, (b) each registration and pending application to register any trademarks, trade names, service marks, service names, brands, trade dress, logos or domain names included within Primary Acquired Company Intellectual Property and (c) each Contractual Obligation that an Acquired Company or a Retained Entity has granted to any third party with respect to any Primary Acquired Company Intellectual Property. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of all such Contractual Obligations, as amended, or otherwise modified and in effect.

3.12.3 Except as disclosed on Seller Disclosure Schedule 3.12.3, one or more Acquired Companies or Retained Entities are the sole owners of or have the sole right to exploit all Primary Acquired Company Intellectual Property, free and clear of any Encumbrance other than Permitted Encumbrances. No Action is pending or, to the Seller's Knowledge, threatened in writing which alleges that any owned Primary Acquired Company Intellectual Property is invalid or unenforceable.

3.12.4 Seller Disclosure Schedule 3.12.2 identifies (a) each patent and patent application included within Secondary Acquired Company Intellectual Property, (b) each material registration and pending application to register any trademarks, trade names, service marks, service names, brands, trade dress, logos or domain names included within Secondary Acquired Company Intellectual Property and (c) each material Contractual Obligation that an Acquired Company or a Retained Entity has granted to any third party with respect to any Secondary Acquired Company Intellectual Property. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of all such Contractual Obligations, as amended, or otherwise modified and in effect.

3.12.5 Except as disclosed on Seller Schedule 3.12.3, one or more Acquired Companies or Retained Entities are the sole owners of or have the sole right to exploit all Secondary Acquired Company Intellectual Property, free and clear of any Encumbrance other than Permitted Encumbrances, except as would not reasonably be expected to have a Material Adverse Effect. No Action is pending or, to the Seller's Knowledge, threatened in writing that alleges that any owned Secondary Acquired Company Intellectual Property is invalid or unenforceable and that would reasonably be expected to have a Material Adverse Effect.

3.12.6 Except as disclosed on Seller Schedule 3.12.3, the Additional Acquired Company Intellectual Property was registered in the name of one or more of the Acquired

Companies, the Retained Entities, The Singer Company N.V. or The Singer Company and such entities have not taken any action to transfer or encumber such items.

3.12.7 Except as disclosed on Seller Disclosure Schedule 3.12.7, since the Most Recent Balance Sheet Date, neither the Acquired Companies nor, with respect to the Specified Acquired Company Intellectual Property, the Selling Subsidiaries, have failed to take any action, pay any fee, or make any filing reasonably necessary to maintain existing Intellectual Property registrations and applications set forth on Seller Disclosure Schedule 3.12.2 arising from or relating to the *SINGER* name, mark and brand.

3.13. Legal Compliance; Illegal Payments; Permits.

3.13.1 Compliance. No Acquired Company is in breach or violation of, or default under, or has since September 14, 2000 been in breach or violation of, or default under (a) its Organizational Documents or (b) except for breaches, violations or defaults disclosed on Seller Disclosure Schedule 3.13.1 or which have not had, and would not reasonably be expected to have, a Material Adverse Effect, any Legal Requirement.

3.13.2 Illegal Payments, etc. In the conduct of the Business since September 14, 2000, no Acquired Company nor, to the Seller's Knowledge, any of its directors, officers, employees or agents, for or on behalf of an Acquired Company, has (a) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was or was expected to be in a position to help or hinder an Acquired Company (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for the purpose of facilitating any of the matters set forth in clause (a) above, except in each case as is done in compliance with Section 4 of the Seller's and its Subsidiaries' Code of Business Conduct existing as of the date of this Agreement, a true and complete copy of which has been made available to the Buyer prior to the date of this Agreement.

3.13.3 Permits. Each Acquired Company has been duly granted all Permits under all Legal Requirements necessary for the conduct of the Business as presently conducted, except where the failure to hold such a Permit has not had and would not reasonably be expected to have a Material Adverse Effect. Except as disclosed on Seller Disclosure Schedule 3.13.3 or has not had and would not reasonably be expected to have a Material Adverse Effect, (a) such Permits are valid and in full force and effect, (b) no Acquired Company is in material breach or violation of, or default under, any such Permit and (c) to the Seller's Knowledge, such Permits will continue to be valid and in full force and effect, on substantially the same terms following the consummation of the Contemplated Transactions.

3.14. Tax Matters.

3.14.1 Except as disclosed on Seller Disclosure Schedule 3.14.1, (i) each Acquired Company has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it in accordance with all Legal Requirements, except for those failures to file Tax Returns that have not had, and would not reasonably be expected to have a Material Adverse Effect; (ii) all such Tax Returns were true, correct and complete in all material respects, except for those failures to be true, correct, and complete that result from Taxes that have been properly reserved for on the Most Recent Balance Sheet in accordance with GAAP, as such reserve is adjusted for the passage of time through the Closing Date in accordance with GAAP; (iii) all Taxes required to have been paid by each Acquired Company (whether or not shown on any Tax Return) have been timely paid in full, except for Taxes that have been properly reserved for on the Most Recent Balance Sheet in accordance with GAAP, as such reserve is adjusted for the passage of time through the Closing Date in accordance with GAAP; (iv) no written claim has been made by a Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction, or maybe required to file Tax Returns in that jurisdiction; and (v) there are no Encumbrances with respect to Taxes upon any Asset, other than Permitted Encumbrances for current Taxes not yet due and payable or for Taxes that are being contested in good faith and that have been properly reserved for on the Most Recent Balance Sheet in accordance with GAAP, as such reserve is adjusted for the passage of time through the Closing Date in accordance with GAAP.

3.14.2 Except as disclosed on Seller Disclosure Schedule 3.14.2, each Acquired Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except for such Taxes that have been properly reserved for on the Most Recent Balance Sheet in accordance with GAAP, as such reserve is adjusted for the passage of time through the Closing Date in accordance with GAAP. For the avoidance of doubt, any withholding Tax which was required to have been deducted and withheld by an Acquired Company prior to the Closing with respect to payments made prior to the Closing shall be considered subject to this Section 3.14.2. Each Acquired Company has complied in all material respects with all Tax reporting and recordkeeping requirements.

3.14.3 Except as disclosed on Seller Disclosure Schedule 3.14.3, to the Seller's Knowledge, neither the Seller nor any Acquired Company has received any written notice of any dispute, audit, investigation, proceeding or claim concerning any material Tax Liability of any Acquired Company pending, being conducted, claimed or raised by a Governmental Authority. The Seller has made available to the Buyer or its Representatives true, correct and complete copies of all material Tax Returns filed by an Acquired Company since September 14, 2000. The Seller has made available to the Buyer copies of all material written communications, examination reports and statements of deficiencies with respect to any such matter disclosed on Seller Disclosure Schedule 3.14.3.

3.14.4 Except as disclosed on Seller Disclosure Schedule 3.14.4, since September 14, 2000, (a) there are no outstanding waivers or comparable consents regarding the

applicable statute of limitations in respect of material Taxes, and no Acquired Company has agreed to an extension of time within which to file a material Tax Return in respect of any taxable period for which such Tax Return has not since been filed, (b) no Acquired Company has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force, and (c) no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings that could affect any Acquired Company after the Closing relating to material Taxes have been entered into or issued by any Governmental Authority with or in respect of any Acquired Company.

3.14.5 The reserve for Taxes set forth (or included in a reserve set forth) on the face of the Most Recent Balance Sheet (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) is adequate for the payment of Taxes not yet due and payable, or that are being contested in good faith, as of the date of the Most Recent Balance Sheet, as determined in accordance with GAAP.

3.14.6 Except as disclosed on Seller Disclosure Schedule 3.14.6, since September 14, 2000, (a) Singer Sewing has not been a member of an "affiliated group" within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return, (b) no Acquired Company is a party to any Contractual Obligation relating to Tax sharing or Tax allocation and (c) no Acquired Company has incurred any Liability for the Taxes of any Person (other than an Acquired Company) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee or successor.

3.14.7 No Acquired Company will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any installment sale or open transaction disposition entered into or made at or prior to the Closing or (b) any prepaid amount received at or prior to the Closing.

3.14.8 Except as disclosed on Seller Disclosure Schedule 3.14.8, to the Seller's Knowledge, no Acquired Company was a foreign personal holding company within the meaning of Section 552 of the Code or a foreign investment company within the meaning of Section 1246 of the Code, in each case, for the taxable year ended December 31, 2003.

3.14.9 None of the Transferred Shares (other than the shares of Singer Canada Limited) or the assets included in the Transferred Assets and Liabilities constitute (a) "taxable Canadian property" (as defined in the Canadian Tax Act) or (b) "taxable Quebec property" (as defined in the Quebec Tax Act).

3.15. Employee Benefit Plans.

3.15.1 Seller Disclosure Schedule 3.15.1 lists all material Employee Plans that an Acquired Company sponsors, maintains, contributes or to which it is obligated to contribute, or under which an Acquired Company has or may have any Liability, or that benefits any current or former employee, director, consultant or independent contractor of

an Acquired Company or the beneficiaries or dependents of any such Person (each an "Acquired Company Plan"). With respect to each Acquired Company Plan, prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of each of the following: (a) if the plan has been reduced to writing, the plan document together with all amendments thereto to date; (b) if the plan has not been reduced to writing, a written summary of all material plan terms; (c) if applicable, copies of any trust agreements, custodial agreements and insurance policies; (d) copies of any summary plan descriptions, employee handbooks or similar employee communications; (e) in the case of any U.S. Acquired Company Plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination letter from the IRS and a copy of any written pending request for such determination; (f) in the case of any funding arrangement intended to qualify as a VEBA under Code Section 501(c)(9), a copy of the IRS letter determining that it so qualifies; and (g) in the case of any U.S. Acquired Company Plan for which Forms 5500 are required to be filed, a copy of the most recently filed Form 5500, with schedules attached.

3.15.2 Except as disclosed on Seller Disclosure Schedule 3.15.2, no Acquired Company or any other Person that would be considered a single employer with an Acquired Company under Code Section 414 or ERISA Section 4001(b) has ever maintained a plan subject to Title IV of ERISA or Code Section 412, including any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA. No Acquired Company or any other Person that would be considered a single employer with an Acquired Company under Code Section 414 or ERISA Section 4001(b) has any outstanding Liability to any plan that is or has been subject to Title IV of ERISA that remains unsatisfied on the date of this Agreement.

3.15.3 Each U.S. Acquired Company Plan that is intended to be qualified under Code Section 401(a) has received a favorable determination letter from the IRS as to its qualification under Code Section 401(a), excluding any statutory amendment that is not effective as of the date of this Agreement and any statutory amendment for which the remedial amendment period under Code Section 401(b) has not yet expired and no event has occurred that is likely to result in the disqualification of such U.S. Acquired Company Plan. Each U.S. Acquired Company Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and with applicable Legal Requirements, and nothing has occurred with respect to any U.S. Acquired Company Plan that has subjected or will subject an Acquired Company to a material penalty under Section 502 of ERISA or to a material excise tax under the Code, or that has subjected or will subject any participant in, or beneficiary of, a U.S. Acquired Company Plan to a material tax under Code Section 4973. Each U.S. Acquired Company Plan that is intended to be qualified under Code Section 401(a) is intended to be an "ERISA Section 404(c) Plan" within the meaning of the applicable Department of Labor regulations.

3.15.4 Except as disclosed on Seller Disclosure Schedule 3.15.4, all required contributions to, and premium payments on account of, each U.S. Acquired Company Plan have been made on a timely basis.

3.15.5 There is no pending or, to the Seller's Knowledge, threatened Action relating to an Acquired Company Plan, other than routine claims in the Ordinary Course of Business for benefits provided for under or with respect to the Acquired Company Plans. No Acquired Company Plan is or, since September 14, 2000, has been the subject of an examination or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

3.15.6 Except as disclosed on Seller Disclosure Schedule 3.15.6 and except as required under Section 601 *et seq.* of ERISA, no Acquired Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

3.15.7 Except as disclosed on Seller Disclosure Schedule 3.15.7, all Acquired Company Plans other than the U.S. Acquired Company Plans (the "Foreign Acquired Company Plans") have been established, maintained, and administered in material compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Authority. Except as disclosed on Seller Disclosure Schedule 3.15.7, with respect to the Foreign Acquired Company Plans: (a) all required contributions have been made in accordance with applicable local statutory requirements or, to the extent not funded, accrued on the applicable GAAP financial statements to the extent required by GAAP; (b) the fair market value of the assets of each funded Foreign Acquired Company Plan, the liability of each insurer for any Foreign Acquired Company Plan funded through insurance or the book reserve established for any Foreign Acquired Company Plan, together with any accrued contributions, is sufficient in all material respects to procure or provide for the benefits determined on an ongoing basis (actual or contingent) accrued to the Closing Date (i.e. on an "accrued benefit obligation" basis as is defined in Statement of Financial Accounting Standards 87 or equivalent under local generally accepted accounting principles) with respect to all current and former participants under such Foreign Acquired Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Acquired Company Plan, and none of the Contemplated Transactions would reasonably be expected to cause such assets or insurance obligations or book reserves to be less than such benefit obligations in any material respect; and (c) there is no material Liability with respect to any funded Foreign Acquired Company Plan that will result by reason of the Contemplated Transactions.

3.16. Environmental Matters. Except as disclosed on Seller Disclosure Schedule 3.16 or has not had and would not reasonably be expected to have a Material Adverse Effect, (a) the Acquired Companies are, and have been, in material compliance with all Environmental Laws, (b) there has been no release or threatened release of any substance (i) defined as a hazardous substance, oil, pollutant or contaminant in the National Oil and Hazardous Substances Contingency Plan, 40 C.F.R. § 300.5 (the "Hazardous Substances Plan"), on, upon, into or from the Real Property in the United States or (ii) defined as such by or regulated as such under Environmental Laws applicable to an Acquired Company (other than Singer Sewing) (together with the enumerated items in the Hazardous Substances Plan, as such Environmental Laws are

applicable to an Acquired Company, each a "Hazardous Substance"), on, upon, into or from the Real Property of such Acquired Company located outside of the United States or, in each case, to the Seller's Knowledge, any other site heretofore owned, leased or otherwise used by an Acquired Company, (c) to the Seller's Knowledge, there have been no Hazardous Substances generated by an Acquired Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States, (d) to the Seller's Knowledge, there (i) are no underground storage tanks located on any site owned or operated by an Acquired Company, (ii) are no PCBs (polychlorinated biphenyls) or PCB-containing Equipment used or stored on any site owned or operated by an Acquired Company, (iii) is no hazardous waste (as defined by the Resource Conservation and Recovery Act) stored on any site owned or operated by Singer Sewing and (iv) is no hazardous waste (as defined in the Environmental Laws applicable to each Acquired Company other than Singer Sewing) stored on any site owned or operated by any Acquired Company other than Singer Sewing, except, in each case, for the storage of hazardous waste in compliance with Environmental Laws and (e) there is no Action based on or arising out of any applicable Environmental Law pending or, to the Seller's Knowledge, threatened against the Acquired Companies or any entity for which the Acquired Companies have assumed Liability by contract or operation of law. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of all material environmental records, reports, notifications, certificates of need, Permits, pending Permit applications, correspondence, engineering studies, and environmental studies or assessments in the possession of the Seller or one of its Affiliates, in each case relating to an Acquired Company, an Asset or the Business and as amended and in effect, except to the extent that any of such information relates to Owned Real Property disposed of by an Acquired Company prior to September 14, 2000.

3.17. Contracts.

3.17.1 Contracts. Except for this Agreement and the Ancillary Agreements or as disclosed on Seller Disclosure Schedule 3.17.1 (as permitted to be updated pursuant to Section 3.17.2 and Section 5.2.2(a)), no Acquired Company is bound by or a party to any of the following (except to the extent that no party has any continuing obligations thereunder):

(a) any Contractual Obligation the performance of which involves consideration in excess of $500,000 over the stated existing term of such Contractual Obligation, including any such Contractual Obligation for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, other than such Contractual Obligations solely between or among Acquired Companies;

(b) (i) any capital lease (as such term is used under GAAP), or (ii) any other lease or other Contractual Obligation relating to the Equipment providing for annual rental payments in excess of $500,000 payable to a Person other than an Acquired Company, under which any Equipment is held or used by an Acquired Company;

(c) any Contractual Obligation relating to the acquisition or disposition of (i) any business of an Acquired Company (whether by merger, consolidation or other business combination, sale of securities or otherwise (excluding sale of assets)), or (ii) any material asset of an Acquired Company other than in the Ordinary Course of Business, except, in each case, for Contractual Obligations solely between or among Acquired Companies;

(d) any Contractual Obligation under which an Acquired Company is, or may become, obligated to pay any amount in respect of indemnification obligations or purchase price adjustments, except for indemnification obligations or purchase price adjustments with respect to products and services sold or transferred in the Ordinary Course of Business;

(e) any Contractual Obligation whereby an Acquired Company is a (i) partner in a partnership, (ii) member of a limited liability company or (iii) venturer in a joint venture agreement;

(f) any Contractual Obligation under which an Acquired Company has permitted any material Asset to become Encumbered;

(g) any Contractual Obligation subjecting an Acquired Company to non-competition or other similar restrictions on its ability to conduct any material portion of the Business;

(h) any Contractual Obligation under which an Acquired Company is, or may become, obligated to incur any severance pay or special Compensation obligations that would become payable, increased or accelerated by reason of, this Agreement or the Contemplated Transactions other than as a result of a Legal Requirement;

(i) any written Contractual Obligation providing for the employment or consultancy with an individual on a full-time, part-time, consulting or other basis or otherwise providing Compensation to any officer, director, employee or consultant (other than an Acquired Company Plan or at-will employment arrangements); or

(j) any written distributor agreement that involves annual payments in excess of $100,000 or any sales representative agreement that involves annual payments in excess of $60,000.

3.17.2 The Seller has made available to the Buyer true and complete copies of each written Contractual Obligation listed on Exhibit F and Seller Disclosure Schedule 3.17.1, in each case, as amended or otherwise modified and in effect. The Seller has made available to the Buyer a written summary setting forth the terms and conditions of each oral Contractual Obligation listed on Exhibit F and Seller Disclosure Schedule 3.17.1. Upon mutual agreement of the parties in accordance with Section 5.2.2(a), Seller Disclosure Schedule 3.17.1 may be amended after the date of this Agreement to list additional Contractual Obligations.

3.17.3 Enforceability, etc. To the Seller's Knowledge, each Contractual Obligation required to be disclosed on Exhibit F (Transferred Assets and Liabilities), Seller Disclosure Schedule 3.10.1 (Real Property Leases), Seller Disclosure Schedule 3.12.2 (Intellectual Property), Seller Disclosure Schedule 3.15.1 (Acquired Company Plans), Seller Disclosure Schedule 3.17.1 (Contracts), or Seller Disclosure Schedule 3.23 (Insurance) (each, a "Disclosed Contract") is Enforceable against each party to such Contractual Obligation, and is in full force and effect in all material respects in accordance with its terms, and, subject to obtaining any necessary authorizations, consents, approvals or waivers disclosed on Seller Disclosure Schedule 3.3 and Seller Disclosure Schedule 3.4, to the Seller's Knowledge, will continue to be so Enforceable and in full force and effect in all material respects in accordance with its terms on substantially the same terms immediately following the consummation of the Contemplated Transactions.

3.17.4 Breach, etc. No Acquired Company nor, to the Seller's Knowledge, any other party to any Disclosed Contract is in breach or violation of, or default under, or has repudiated any provision of, any Disclosed Contract, except as had not had and would not reasonably be expected to have a Material Adverse Effect.

3.18. Affiliate Transactions. After giving effect to the Contemplated Transactions and except for this Agreement and the Ancillary Agreements and the matters disclosed on Seller Disclosure Schedule 3.18, no Retained Entity (a) is a party to any Contractual Obligation with an Acquired Company, the performance of which provides for aggregate annual payments to or by an Acquired Company in excess of $50,000 or relates to Acquired Company Intellectual Property or (b) owns any material Asset used in, or necessary to, the Business as presently conducted.

3.19. Customers and Suppliers. Seller Disclosure Schedule 3.19 sets forth a true and complete list of (a) the five largest customers of the Acquired Companies (measured by aggregate billings of the Acquired Companies, and excluding other Acquired Companies) during the fiscal year ended December 31, 2003, and (b) the five largest suppliers of materials, products or services to the Acquired Companies (measured by the aggregate amounts purchased by the Acquired Companies, and excluding other Acquired Companies) during the fiscal year ended December 31, 2003. To the Seller's Knowledge, the relationships of the Acquired Companies with the customers and the suppliers required to be listed on Seller Disclosure Schedule 3.19 are good commercial working relationships and, since January 1, 2003, none of such customers or suppliers has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified an Acquired Company of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases, as the case may be) its relationship with an Acquired Company.

3.20. Employees. Except as disclosed on Seller Disclosure Schedule 3.20, there is no material work slowdown, lockout, stoppage, picketing or strike pending, or to the Seller's Knowledge, threatened between an Acquired Company, on the one hand, and its employees, on the other hand, and there has been no such event since September 14, 2000. Except as disclosed

on Seller Disclosure Schedule 3.20, to the Seller's Knowledge, no employee of an Acquired Company is represented by a labor union in his capacity as an employee of an Acquired Company and no Acquired Company is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract. Except as disclosed on Seller Disclosure Schedule 3.20, no executive officer's or other key employee's employment with the Acquired Companies has been terminated by an Acquired Company for any reason since the Most Recent Balance Sheet Date nor has any such executive officer or key employee notified the Seller or any Acquired Company as of the date of this Agreement of his or her intention to resign or retire since the Most Recent Balance Sheet Date.

3.21. Litigation; Governmental Orders.

3.21.1 Litigation. Except as disclosed on Seller Disclosure Schedule 3.21.1, there is no Action to which the Seller, a Selling Subsidiary or an Acquired Company is a party (either as plaintiff or defendant) or to which the Assets are subject pending, or to the Seller's Knowledge, threatened, which would reasonably be expected to adversely affect an Acquired Company or its ownership of, or interest in, any Asset or the use or exercise by the Acquired Companies of any Asset, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. There is no Action to which the Seller, a Selling Subsidiary or an Acquired Company is a party (either as plaintiff or defendant) or to which any Assets are subject pending, or to the Seller's Knowledge, threatened, which (a) in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or materially delay the consummation of, this Agreement and the Contemplated Transactions or (b) would reasonably be expected to result in any adverse change in the current equity ownership of any Acquired Company. Except as disclosed on Seller Disclosure Schedule 3.21.1, as of the date of this Agreement there is no Action that an Acquired Company presently intends to initiate other than in the Ordinary Course of Business.

3.21.2 Governmental Orders. Except as disclosed on Seller Disclosure Schedule 3.21.2, no Governmental Order has been issued that is applicable in a materially adverse manner to an Acquired Company or its Assets or the Business.

3.22. Product Warranties; Defects.

3.22.1 Except as disclosed on Seller Disclosure Schedule 3.22.1, each product manufactured, sold, leased, licensed, delivered or installed by an Acquired Company since September 14, 2000 (collectively, the "Products") is, and at all times since September 14, 2000 has been, (a) in material compliance with all applicable Legal Requirements and Permits, (b) to the Seller's Knowledge, fit for the ordinary purposes for which it is intended to be used and (c) to the Seller's Knowledge, in material conformity with any and all Contractual Obligations, express and implied warranties, promises and affirmations of fact made by any Acquired Company. To the Seller's Knowledge, no Acquired Company has any material Liability for replacement or repair of any Products or other damages in connection with any Products, subject to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet, as adjusted for the passage of time in accordance with GAAP, applied on a basis consistent with the principles applied in the preparation of the Most Recent Balance Sheet taking into account and in accordance with the Accounting Methodology, which reserve, to the

Seller's Knowledge, is adequate together with any applicable insurance coverage to address all such Liabilities. To the Seller's Knowledge, each Product contains adequate warnings, the content and display of which conform in all material respects with applicable Legal Requirements and Permits.

3.22.2 To the Seller's Knowledge, except as disclosed on Seller Disclosure Schedule 3.22.2, no Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of such Product, except pursuant to a standard extended warranty or similar arrangement. Seller Disclosure Schedule 3.22.2 sets forth a list of all concluded Actions (including the material terms of disposition thereof) against an Acquired Company, other than in the Ordinary Course of Business, since September 14, 2000 relating to, or otherwise involving, alleged material defects in the Products or services provided by an Acquired Company, or the alleged material failure of any such services or Products to meet performance specifications published by the Seller or one of the Acquired Companies, after taking into account the Acquired Companies' return policies.

3.23. Insurance. Seller Disclosure Schedule 3.23 sets forth a list of all insurance policies (other than any insurance policy maintained in respect of an Employee Plan) under which the Acquired Companies, or any of their material Assets, employees, officers or directors or the Business, have been insured since September 14, 2000 (the "Liability Policies"). The list includes for each Liability Policy the type of policy, form of coverage, policy number, name of insurer and scheduled expiration date. Prior to the execution of this Agreement, the Seller has made available to the Buyer true and complete copies of all Liability Policies, in each case, as amended or otherwise modified and in effect. Seller Disclosure Schedule 3.23 describes the material terms of any material self-insurance arrangements affecting the Acquired Companies. Except as disclosed on Seller Disclosure Schedule 3.23, since September 14, 2000, to the Seller's Knowledge, no insurer (a) has questioned, denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim pending under any Liability Policy or (b) has threatened to cancel any Liability Policy.

3.24. No Brokers. Except as disclosed on Seller Disclosure Schedule 3.24, no Acquired Company has any Liability of any kind to, or is subject to any claim of, any investment bank, financial advisor, broker, finder or agent (including any obligation to pay any legal, accounting, brokerage, finder's, or similar fees or expenses in connection with this Agreement or the Contemplated Transactions), other than those that will be borne exclusively by the Seller.

3.25. Announcement of Contemplated Transactions. To the Seller's Knowledge as of the date of this Agreement, the announcement of this Agreement and the Contemplated Transactions will not result in any loss of customers or suppliers of the Acquired Companies, failure to retain or hire employees of the Acquired Companies or any loss of, or modification to the terms of, or change in the timing to obtain or maintain, any Contractual Obligations or Permits of the Acquired Companies.

3.26. Collateral and Fiscal Agency Agreement. Immediately prior to the Closing, no Event of Default (as defined in the Collateral and Fiscal Agency Agreement) has occurred that is continuing and Continuing Directors (as defined in the Collateral and Fiscal Agency Agreement)

have not ceased for any reason to constitute more than a majority of the board of directors of any of the Brazilian Entities then in office.

3.27. Solvency. The Seller is not entering into the Contemplated Transactions with actual intent to hinder, delay or defraud either present or future creditors. Assuming the accuracy of the representations and warranties contained in Article 4, immediately following the Closing and after giving effect to the Contemplated Transactions and receipt of the Cash Purchase Price, the Seller and the Retained Entities will be, on a consolidated basis, Solvent.

3.28. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3, neither the Seller nor any other Person acting for or on behalf of the Seller makes any representation or warranty, express or implied.

4. REPRESENTATIONS AND WARRANTIES OF THE BUYER.

In order to induce the Seller to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Buyer represents and warrants to the Seller as follows:

4.1. Organization; No Business Operations. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Bermuda. Other than in connection with the Contemplated Transactions, since the date of its incorporation, the Buyer has not conducted any business, has not owned, leased or operated any personal or real property, has not entered into any material Contractual Obligations and has not incurred any material Liability. Prior to the execution of this Agreement, the Buyer has made available to the Seller true and complete copies of the Organizational Documents of the Buyer.

4.2. Power and Authorization. The execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is (or will be) a party and the consummation of the Contemplated Transactions are within the power and authority of the Buyer and have been duly authorized by all necessary action on the part of the Buyer. This Agreement and each Ancillary Agreement to which the Buyer is (or will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by the Buyer and (b) is (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be), assuming this Agreement and the Ancillary Agreements to which the Buyer is (or will be) a party constitute the valid and binding obligations of the other Persons party thereto, a valid and binding obligation of the Buyer, Enforceable against the Buyer.

4.3. Authorization of Governmental Authorities. Except as disclosed on Buyer Disclosure Schedule 4.3, no action by (including any authorization, consent, approval or waiver), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is (or will be) a party or (b) the consummation of the Contemplated Transactions by the Buyer.

4.4. Noncontravention. Except as disclosed on Buyer Disclosure Schedule 4.4, neither the execution, delivery and performance by the Buyer of this Agreement or any Ancillary

Agreement to which it is (or will be) a party nor the consummation of the Contemplated Transactions will:

(a) assuming the taking of any action by (including any authorization, consent, approval or waiver) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Buyer Disclosure Schedule 4.3, violate any Legal Requirement or Permit applicable to the Buyer;

(b) result in a breach or violation of, or default under, any Contractual Obligation of the Buyer;

(c) require any action by (including any authorization, consent, approval or waiver) or in respect of (including notice to), any Person under any Contractual Obligation of the Buyer; or

(d) result in a breach or violation of, or default under, the Organizational Documents of the Buyer.

4.5. No Brokers. The Buyer has no Liability of any kind to, nor is the Buyer subject to any claim of, any investment bank, financial advisor, broker, finder or agent (including any obligation to pay any legal, accounting, brokerage, finder's, or similar fees or expenses in connection with this Agreement or the Contemplated Transactions), other than those that will be borne exclusively by the Buyer.

4.6. Financing. The Buyer has obtained the Debt Commitment Letters with respect to the Debt Commitment and the Equity Commitment Letter with respect to the Equity Commitment. The Seller Note and the proceeds from the Debt Commitment and the Equity Commitment are sufficient to provide for the Financing. As of the date of this Agreement, the Commitment Letters, together with their exhibits, and the Seller Note accurately set forth the material terms of the Financing as contemplated on the date of this Agreement. The execution, delivery and performance by the Buyer and Kohlberg of the Commitment Letters to which they are a party are within the power and authority of the Buyer and Kohlberg, respectively, and have been duly authorized by all necessary action on the part of the Buyer and Kohlberg, respectively. The consummation of the Financing is within the power and authority of the Buyer and Kohlberg, respectively, and has been, or prior to the Closing will be, duly authorized by all necessary action on the part of the Buyer and Kohlberg, respectively. The Commitment Letters have been duly executed and delivered by the Buyer and constitute the valid and binding obligation of the Buyer and, to the knowledge of the Buyer, the Commitment Letters are a valid and binding obligation of each other party to such Commitment Letters and Enforceable against each party to such Commitment Letters, and are in full force and effect. As of the date of this Agreement, the Commitment Letters have not been amended, modified, withdrawn, terminated or replaced. Neither Wells Fargo Foothill, Inc. nor Fortress Credit Corporation has notified the Buyer or Kohlberg of its intention to terminate such respective lender's Debt Commitment or not to provide in full the debt financing contemplated thereby. As of the date of this Agreement, there are no facts or circumstances known to the Buyer or Kohlberg that in its good faith estimation would reasonably be expected to cause the Financing not to be consummated. All commitment and other fees required to be paid under the Commitment Letters on or prior to the

date of this Agreement have been paid in full. Prior to the execution of this Agreement, the Buyer has made available true and complete copies of the Commitment Letters to Seller. Prior to the execution of this Agreement, the Buyer has made available to the Seller a chart showing a reasonably detailed breakdown of the contemplated sources and uses of the Financing as of the date of this Agreement.

4.7. Investment. The Buyer understands that the Transferred Shares have not been registered under the 1933 Act and that, in the absence of an effective registration statement covering the Transferred Shares or a valid exemption from registration under the 1933 Act, the Transferred Shares may not be sold, transferred or otherwise disposed of and must be held indefinitely. The Buyer and its Affiliates are purchasing the Transferred Shares for their own account solely for investment purposes and not with a view to the disposition thereof or with any present intention of distribution or selling any of such Transferred Shares.

4.8. Litigation. There is no Action to which the Buyer or Kohlberg is a party (either as plaintiff or defendant) or to which any of its assets are subject pending or threatened, which in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or materially delay the consummation of this Agreement and the Contemplated Transactions. As of the date of this Agreement, there is no Action that the Buyer presently intends to initiate.

4.9. Collateral and Fiscal Agency Agreement. Assuming the accuracy of the representations and warranties set forth in Section 3.26, immediately following the Closing no Event of Default (as defined in the Collateral and Fiscal Agency Agreement) will have occurred and be continuing. In the event that Step 2 of Schedule 2.1 is revised in accordance with the last paragraph of Schedule 2.1 such that Brazil Financing Ltd. is not the surviving company of the merger contemplated therein, the entity formed by such merger will (a) have a net worth at least equal to that of Brazil Financing Ltd. immediately prior to such merger, (b) expressly assume the obligations of Brazil Financing Ltd. under the Notes (as defined in the Collateral and Fiscal Agency Agreement) and the Collateral and Fiscal Agency Agreement and (c) indemnify the Noteholders (as defined in the Collateral and Fiscal Agency Agreement) against any tax, duty, assessment or governmental charge imposed solely as a consequence of such merger.

4.10. Solvency. The Buyer is not entering into the Contemplated Transactions with actual intent to hinder, delay or defraud either present or future creditors. Assuming the accuracy of the representations and warranties contained in Article 3 and assuming that the Acquired Companies are Solvent immediately prior to the Closing, immediately following the Closing and after giving effect to the Contemplated Transactions and the Financing, the Buyer and the Acquired Companies will be, on a consolidated basis, Solvent.

5. COVENANTS.

5.1. Closing. The Seller will, and will cause its Affiliates to, reasonably cooperate with the Buyer in the Buyer's efforts to secure the Financing and to take all of the actions and deliver all of the various certificates, documents and instruments described in Article 6 as being performed or delivered by the Seller or any of its Affiliates; provided that the Seller and its Affiliates will not be responsible for structuring and securing the Financing. The Buyer will, and will cause its Affiliates to, take all of the actions and deliver all of the various certificates,

documents and instruments described in Article 7 as being performed or delivered by the Buyer or any of its Affiliates.

5.2. Operation of Business.

5.2.1 Conduct of Business. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, unless otherwise consented to in writing by the Buyer or specifically contemplated or permitted by this Agreement, the Seller will, and will cause the Acquired Companies to:

(a) conduct the Business only in the Ordinary Course of Business;

(b) preserve intact their business organization and relationships with third parties (including lessors, licensors, suppliers, distributors and customers) and employees to the extent the Acquired Companies reasonably believe it is in their best interests and control;

(c) make capital expenditures in an aggregate amount sufficient to cause at least 85% of the aggregate amounts forecast as being spent through the date immediately preceding the Closing Date as set forth in the budget attached hereto as Exhibit I to have been actually spent as of such date; provided that if the Closing Date occurs other than on the last day of a month, the amounts for the month in which the Closing occurs will be prorated as necessary consistent with the foregoing;

(d) conduct all intercompany transactions on substantially arms-length terms; and

(e) take all actions reasonably necessary to maintain and preserve the Acquired Company Intellectual Property.

5.2.2 Buyer's Consent. Without limiting the generality of Section 5.2.1, from the date of this Agreement until the Closing, unless consented to in writing by the Buyer or specifically contemplated or permitted by this Agreement, the Seller will not, and will cause the Acquired Companies that are directly or indirectly wholly-owned Subsidiaries of the Seller not to, and will use its reasonable best efforts to cause the Acquired Companies that are not directly or indirectly wholly-owned Subsidiaries of the Seller not to:

(a) take or omit to take any action that would cause the representations and warranties in Article 3 that are (a) not qualified by materiality or Material Adverse Effect to fail to be true and correct in all material respects at and as of, or as of any time prior to, the Closing with the same force and effect as if made as of the Closing or any such other time or (b) qualified by materiality or Material Adverse Effect to fail to be true and correct in all respects at and as of, or as of any time prior to, the Closing with the same force and effect as if made as of the Closing or any such other time, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be

true and correct as of such specified date or time, subject to the foregoing qualifications; provided, however, that the Buyer will not unreasonably withhold or delay its consent to any amendment of Seller Disclosure Schedule 3.17.1 pursuant to Section 3.17.2 to list additional Contractual Obligations entered into after the date of this Agreement in the Ordinary Course of Business;

(b) take or omit to take any action which, if taken or omitted to be taken between the Most Recent Balance Sheet Date and the date of this Agreement would have been required to be disclosed on Seller Disclosure Schedule 3.7, or make any material change in its methods of accounting or accounting principles or practices (including with respect to reserves), except to the extent that such action is required by GAAP or applicable Legal Requirements and the Seller provides prompt notice of such action to the Buyer; provided, however, that notwithstanding anything to the contrary contained in this Section 5.2.2(b), in each case to the extent that such action would not result in any increase in the Liability for Taxes of the Acquired Companies for which the Buyer is not entitled to indemnification pursuant to this Agreement, the Seller will be entitled to (i)(A) settle or compromise any Action in respect of Taxes or (B) enter into any Contractual Obligation in respect of Taxes with any Governmental Authority, in each case, to the extent that such action is in the Ordinary Course of Business and (ii) amend any Tax Return or take any other action in connection with Taxes; provided, further, that notwithstanding anything to the contrary contained in this Agreement, Singer Sourcing may continue to make dividends as contemplated by Section 3.7(d); or

(c) enter into any agreement (including non-automatic renewals of existing agreements, but excluding automatic renewals of existing agreements at the option of a third party) to transfer or grant any exclusive rights or licenses under, or enter into any material settlement regarding the infringement of, any Acquired Company Intellectual Property.

5.3. Notices and Consents.

5.3.1 Seller and Acquired Companies. The Seller will, and will cause the Acquired Companies that are directly or indirectly wholly-owned Subsidiaries of the Seller to, and will use its reasonable best efforts to cause the Acquired Companies that are not directly or indirectly wholly-owned Subsidiaries of the Seller to, give all notices to, make all filings with and use their respective reasonable best efforts to obtain all authorizations, consents, approvals or waivers from, any Governmental Authority or other Person that are disclosed on Seller Disclosure Schedule 3.3 and Seller Disclosure Schedule 3.4. Notwithstanding any provision herein to the contrary, this Agreement will not constitute an agreement of the parties to assign or transfer any Transferred Asset and Liabilities constituting a Contractual Obligation if such assignment, without the authorization, consent, approval or waiver of a Governmental Authority or third party, would or would reasonably be expected to result in a breach or other contravention of such Contractual Obligation or in any manner adversely affect the rights of the Buyer or the Retained Entities thereunder. If any authorization, consent, approval or waiver to an

assignment of any such Contractual Obligation is not obtained or if any attempted assignment would be ineffective or in any manner adversely affect the rights of the Buyer or the Retained Entities thereunder, the Seller will use its, and will cause the Retained Entities to use their respective, reasonable best efforts to enter into such reasonable arrangements with the Buyer as are necessary to provide the Buyer with substantially the same benefits and obligations under such Contractual Obligations after the Closing to which the Buyer would have been entitled if such authorization, consent, approval or waiver had been obtained prior to the Closing.

5.3.2 Buyer. The Buyer will, and will cause its Affiliates to, give all notices to, make all filings with and use their respective reasonable best efforts to obtain all authorizations, consents, approvals or waivers from, any Governmental Authority or other Person that are disclosed on Buyer Disclosure Schedule 4.3 and Buyer Disclosure Schedule 4.4.

5.3.3 Brazilian Antitrust Filing. As promptly as practicable, and in any event within ten Business Days after the date of the execution of this Agreement or such later date as the Buyer and the Seller may agree in writing, the Seller and the Buyer will file the required notification under and in accordance with the antitrust laws of Brazil with respect to the transactions contemplated hereby, seek accelerated review thereunder, to the extent applicable, and supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to Brazilian Legal Requirements. The parties will cooperate with each other in connection with the making of such filing or responses, including providing copies of all such documents to the non-filing or non-responding party and its advisors prior to filing or responding. The parties hereto will not knowingly take any action that will have the effect of delaying, impairing or impeding the receipt of any required antitrust approvals under Brazilian Legal Requirements. The Buyer will pay all filing and other fees and expenses in connection with the Brazilian antitrust filing hereunder, whether or not the Closing occurs.

5.4. Buyer's Access to Premises; Information.

5.4.1 Access. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, subject to applicable Legal Requirements, the Seller and the Acquired Companies will permit the Buyer, prospective *bona fide* providers of the Financing and their respective Representatives to have reasonable access (at reasonable times and upon reasonable notice) to all senior officers of the Seller and the Acquired Companies and to all premises, properties, books, records (including Tax records), contracts, financial and operating data and information and documents pertaining to the Acquired Companies or the Business and make copies of such books, records, contracts, data, information and documents as the Buyer, prospective *bona fide* providers of the Financing or their respective Representatives may reasonably request.

5.4.2 Monthly Financials. The Seller will prepare and furnish to the Buyer, promptly after becoming available and in any event within twenty days of the end of each calendar month, monthly unaudited combining balance sheets of the Acquired

Companies and the related unaudited combining statements of income of the Acquired Companies, in each case setting forth all changes, additions and deletions that are required to be made to reflect the Accounting Methodology, for each full month following the Most Recent Balance Sheet Date through the Closing Date, unless this Agreement is earlier terminated.

5.5. Special Purpose Audit. As soon as practicable after the date of this Agreement and no later than ten Business Days prior to the scheduled Closing Date, the Seller will furnish the Buyer with a special purpose audit of the combined unadjusted balance sheet of the Acquired Companies as at December 31, 2003 and the related combined unadjusted statements of income of the Acquired Companies for the year ended December 31, 2003 included as part of the Financials (collectively, the "Special Purpose Audited Financial Statements"), together with a procedures and findings report incorporating the assumptions of the Accounting Methodology by the Seller's certified public accountants. The Buyer will pay the fees and expenses of the Seller's certified public accountants in connection with the preparation and delivery of the Special Purpose Audited Financial Statements and the accompanying procedures and findings report, whether or not the Closing occurs.

5.6. Notice of Developments. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, subject to applicable Legal Requirements, the Seller will give the Buyer prompt written notice upon any senior officer of the Seller becoming knowledgeable of any material development affecting the Assets, Liabilities, Business, financial condition, operations or prospects of an Acquired Company, or any event or circumstance that would reasonably be expected to result in a material breach of, or inaccuracy in, any of the Seller's representations and warranties contained in Article 3; provided, however, except as permitted by the proviso to Section 5.2.2(a), that no such disclosure will be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any Seller Disclosure Schedule to, or otherwise disclose any exception to, any of the Seller's representations and warranties contained in Article 3; provided, further, that nothing in this sentence will be deemed to modify or limit Section 9.7. From the date of this Agreement until the Closing Date, the Buyer will give the Seller prompt written notice upon becoming knowledgeable of any event or circumstance that would reasonably be expected to result in a breach of, or inaccuracy in, any of the Buyer's representations and warranties contained in Article 4; provided, however, that no such disclosure will be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any Buyer Disclosure Schedule to, or otherwise disclose any exception to, any of the Buyer's representations and warranties contained in Article 4.

5.7. Exclusivity. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, except as specifically contemplated or permitted by this Agreement or as consented to in writing by the Buyer, the Seller will not (and the Seller will not permit its Affiliates or any of its or its Affiliates' Representatives to), directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any material Equity Interests in the Seller (other than (i) discussions regarding the sale of Equity Interests in the Seller with respect to a transaction that would be entered into and consummated after the Closing, to the extent that such discussions do not involve any discussions or provision of information reasonably relating to the Business, and (ii) the issuance or exercise of Equity

Interests under an Employee Plan of the Seller) or any Equity Interests in any Acquired Company or any merger, recapitalization, share exchange, sale of substantial assets (other than sales of inventory in the Ordinary Course of Business or the sale of all or part of Singer Jamaica) or any similar transaction involving the Seller, the Acquired Companies or the Business (a "Competing Transaction"), or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or knowingly facilitate in any other manner any effort or attempt by any Person to do or seek to do any of the foregoing. The Seller will notify the Buyer promptly if any Person makes any proposal, offer, inquiry or contact with respect to a Competing Transaction (whether solicited or unsolicited).

5.8. Expenses; Break-up Fee.

5.8.1 Payment of Expenses. Except as provided in Section 2.6.4, Section 2.7.1, Section 2.7.2, Section 5.3.3, Section 5.5, Section 5.8.2, Section 5.8.3, Section 5.13.2, Section 5.13.3, Section 5.15.4, Section 5.24, Section 9.5(b), Section 10.5, Section 10.7 and Section 10.11, whether or not the Closing occurs, each party will pay the financial advisory, legal, accounting and other fees and expenses incurred by it or for its benefit or on its behalf in connection with the preparation and execution of this Agreement, the compliance herewith and the consummation of the Contemplated Transactions (collectively, "Expenses"); provided, however, that all such Expenses, except as provided in the specific sections listed above in this sentence, incurred by the Acquired Companies prior to the Closing will be borne by the Seller.

5.8.2 Expenses Upon Termination. The Seller will promptly reimburse the Buyer for all out-of-pocket Expenses (up to a maximum of $1,500,000) actually incurred by or on behalf of the Buyer or its Affiliates prior to termination of this Agreement, upon the termination of this Agreement (a) by either the Buyer or the Seller pursuant to Section 8.1(b) if at the time of such termination any of the conditions set forth in Article 6 (other than Section 6.14) have not been satisfied, unless at the time of such termination the Buyer is in breach or violation of any covenant, agreement, representation or warranty set forth in this Agreement or (b) by the Buyer pursuant to Section 8.1(d) (after giving effect to cure periods); provided that in the case of any termination by the Buyer under clause (a) or clause (b) above, the Buyer was acting reasonably and in good faith under the circumstances in so terminating.

5.8.3 Break-up Fee. In addition to any amounts payable in accordance with Section 5.8.2, the Seller agrees to pay to the Buyer a non-refundable fee equal to $3,000,000 if (a) the Expenses of the Buyer become due and owing by the Seller pursuant to Section 5.8.2 and (b) within 12 months of the termination of this Agreement, the Seller or any Acquired Company directly or indirectly (i) consummates a Specified Transaction (as defined below), or (ii) enters into an agreement or letter of intent with respect to (or the board of directors of the Seller or any Acquired Company resolves to enter into such agreement or letter of intent with respect to) a Specified Transaction that is subsequently consummated. Any fee payable pursuant to this Section 5.8.3 will be payable upon the closing of the Specified Transaction. The term "Specified Transaction" means a business combination, merger, acquisition, purchase, sale or other disposition (but not including Encumbrances in respect of Debt for borrowed money or a Guarantee of Debt for

borrowed money) involving (x) a Person that is not the Seller or one if its Subsidiaries and (y) (i) the *SINGER* brand name (other than licenses of such brand name in the Ordinary Course of Business), or (ii) one or more Acquired Companies representing in the aggregate more than 30% of the combined revenues of all Acquired Companies or more than 30% of the total assets of all Acquired Companies. Any rights of the Buyer to receive amounts under Section 5.8.2 or this Section 5.8.3 shall be in addition to, and not in lieu of, any other remedies to which the Buyer may be entitled, at law or in equity; provided, however, that any amounts received by the Buyer under Section 5.8.2 or this Section 5.8.3 will reduce any amounts to which the Buyer would otherwise be entitled pursuant to such remedies in the absence of Section 5.8.2 or this Section 5.8.3.

5.9. Satisfaction of Intercompany Obligations.

5.9.1 Intercompany Accounts Among Acquired Companies. All amounts outstanding as of the Closing owed by one Acquired Company to another Acquired Company will remain outstanding following the Closing.

5.9.2 Historical Intercompany Receivables and Payables. All Historical Receivables and Payables outstanding as of immediately prior to the Closing will either remain outstanding following the Closing and be transferred to the Buyer or a Buyer Affiliate (other than an Acquired Company) in accordance with Section 2.1 or be canceled, as mutually agreed by the Buyer and the Seller.

5.9.3 Current Intercompany Receivables and Payables. All Current Intercompany Receivables and Payables will remain outstanding immediately following the Closing and will be paid by the applicable obligor in three equal installments on the dates that are thirty days, sixty days and ninety days following the Closing Date (or on the next succeeding Business Day, if any of such dates is not a Business Day). The amounts of Current Intercompany Receivables and Payables outstanding as of April 30, 2004 are shown on Schedule 5.9.3.

5.10. Confidentiality.

5.10.1 Confidentiality of the Seller. The Seller acknowledges that the success of the Acquired Companies after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by the Seller, that the preservation of the confidentiality of such information by the Seller is an essential premise of the bargain between the Seller and the Buyer, and that the Buyer would be unwilling to enter into this Agreement in the absence of this Section 5.10.1. Accordingly, the Seller hereby agrees with the Buyer that the Seller and its Representatives will not, and that the Seller will cause its Representatives and its Subsidiaries and their Representatives not to, at any time from and after the Closing, directly or indirectly, without the prior written consent of the Buyer or as otherwise specifically permitted by this Agreement or the Ancillary Agreements, disclose or use, any confidential or proprietary information involving or relating to the Business or an Acquired Company; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of

disclosure in violation hereof); and provided, further, that the provisions of this Section 5.10.1 will not prohibit any retention of copies of records or disclosure (a) required by any applicable Legal Requirement or Permit so long as reasonable prior notice to the extent practicable is given of such disclosure and a reasonable opportunity to the extent practicable is afforded to contest the same at the Buyer's cost and expense or (b) made in connection with the enforcement of any right or remedy relating to this Agreement or the Ancillary Agreements. The Seller agrees that it will be responsible for any breach or violation of the provisions of this Section 5.10.1 by any of its Representatives. Notwithstanding the foregoing, the Seller and each of its Representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Contemplated Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to the Seller relating to such tax treatment and tax structure, all as contemplated by Treasury Regulation Section 1.6011-4(b)(3)(iii).

5.10.2 Confidentiality of the Buyer. The Buyer hereby reaffirms its obligations under the letter agreement dated as of September 24, 2003.

5.11. Publicity. The Seller and the Buyer will agree on the form and content of any initial press release regarding the Contemplated Transactions and thereafter will consult with each other before issuing, provide each other the opportunity to review and comment upon and use all reasonable best efforts to agree upon, any press release or other public statement with respect to any of the Contemplated Transactions and will not issue directly or indirectly any such press release or make directly or indirectly any such public statement prior to such consultation and prior to considering in good faith any such comments, except for (a) any private disclosure by any prospective *bona fide* provider of the Financing in the ordinary course to any such Person's Representatives, potential investors or participants, so long as each such recipient is under an obligation to keep such disclosed information confidential for the benefit of the Seller and the Acquired Companies, (b) any disclosure required by any applicable Legal Requirements or Permits or, in the case of the Seller, Seller's Chapter 11 Plan of Reorganization (in which case the disclosing party will provide the other party with the opportunity to review in advance the disclosure to the extent practicable), (c) any required disclosure made by the Seller in its reasonable judgment to comply with its obligations as a publicly traded company (in which case the Seller will provide the Buyer with the opportunity to review in advance the disclosure to the extent practicable), or (d) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Ancillary Agreements.

5.12. Noncompetition and Nonsolicitation. Except as consented to in writing by the Buyer or as specifically contemplated or permitted by the Ancillary Agreements, for a period of five years from and after the Closing Date, the Seller will not engage directly or indirectly in all or any portion of the Business as conducted as of the Closing Date; provided, however, that no owner of less than 5% of the outstanding stock of any publicly-traded corporation will be deemed to be so engaged solely by reason thereof in the Business. For a period of two years from and after the Closing Date, the Seller will not recruit, offer employment, offer to engage as a consultant, lure or entice away, or in any other manner persuade or attempt to persuade, any Person who is an officer or employee of any of the Acquired Companies to leave the employ of the Acquired Companies, except pursuant to a general solicitation that is not directed specifically to any such officers or employees. If the final judgment of a court of competent jurisdiction

declares that any term or provision of this Section 5.12 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed for the remainder of the five-year or two-year term, as applicable (or such shorter period as the court may have determined).

5.13. Further Assurances.

5.13.1 From and after the Closing Date, upon the reasonable request of either the Seller or the Buyer, each of the parties hereto will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and documents as may be reasonably required or appropriate to carry out the Contemplated Transactions. The Seller will not knowingly take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of an Acquired Company or other Person with whom an Acquired Company has a relationship from maintaining the same relationship in all material respects with the Acquired Company after the Closing as it maintained prior to the Closing. The Seller will use its reasonable best efforts to refer all customer inquiries relating to the Business to the Buyer, or an Acquired Company, as appropriate, from and after the Closing. The Buyer will use its reasonable best efforts to refer all customer inquiries relating to the business of the Retained Entities to the Seller, or a Retained Entity, as appropriate, from and after the Closing. From and after the Closing, if the Buyer or any of the Acquired Companies receives any payment in respect of royalties payable to a Retained Entity which were earned for periods prior to the Closing, the Buyer will promptly pay over or cause to be paid over any such payment upon actual receipt by the receiving party of any such payment. From and after the Closing, if any of the Retained Entities receives any payment or credit relating to the Business (other than payments in respect of royalties payable to a Retained Entity which were earned for periods prior to the Closing), the Seller will promptly pay over or cause to be paid over any such payment (or make appropriate arrangements for the receipt of any such credit) upon actual receipt by the Retained Entity of any such payment or credit.

5.13.2 The Buyer and the Seller acknowledge that, despite the Seller's exercise of its reasonable best efforts, certain IP Rights in Acquired Company Intellectual Property and related material prosecution files may not be fully transferred or documented as being transferred to the Acquired Companies or the Buyer or a Buyer Affiliate at or prior to the Closing. The Buyer and the Seller acknowledge that certain IP Rights not in Acquired Company Intellectual Property and related material prosecution files may be inadvertently transferred to an Acquired Company or the Buyer or a Buyer Affiliate at or prior to the Closing. In addition to their obligations under Section 5.13.1, the Buyer and the Seller agree to reasonably cooperate with one another after the Closing to identify any IP Rights or files described in this Section 5.13.2 and, at the Seller's sole cost and

expense, take all actions necessary to fully transfer, and fully document as being transferred as contemplated by this Agreement, all such IP Rights and files.

5.13.3 The Buyer and the Seller acknowledge that, as of the date of this Agreement, the IP Rights listed on Schedule 5.13.3 are registered in the name of Singer Mexicana S.A. de C.V. or the Singer Company of Canada, Ltd. or their respective assigns or successors (whether or not by operation of law). The Seller agrees, at the Seller's sole cost and expense, to use its commercially reasonable efforts to do, execute, acknowledge and deliver, or use its commercially reasonable efforts to cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances and other instruments and documents as may be required to transfer such IP Rights to the Buyer or one of the Acquired Companies or, if such transfer is not commercially reasonably practicable, to use its commercially reasonable efforts to cause such IP Rights to be canceled or terminated, in either case at or prior to the Closing.

5.14. Transfers Prior to or Simultaneous with the Closing. Prior to or simultaneous with the Closing, the Seller will or will cause its Affiliates to effect the following transfers:

(a) appropriate transfers will be made such that the Seller or one or more Retained Entities own 100% of the outstanding shares of capital stock of Singer Sewing (other than such shares as are not owned by the Seller or an Affiliate of the Seller as of the date of this Agreement or such shares as are owned by Singer Brazil);

(b) the Seller will use its reasonable best efforts to cause all material books, records, computer files, data and documents primarily related to the Business, an Acquired Company or a service provided by the Seller or one of its Affiliates to an Acquired Company which will be discontinued at Closing, including the Organizational Documents and stock ledger of each Acquired Company, to be transferred to the extent necessary to ensure that they are in the possession of the Buyer, a Buyer Affiliate or one of the Acquired Companies at the Closing, subject to the retention of copies of books, records, computer files, data and documents in accordance with and solely for the purposes set forth in Section 5.10 or as necessary to perform the Services (as such term is defined in the Transition Services Agreement);

(c) Singer Sewing will distribute to the Seller and/or Singer BV a $2,770,682 claim against Singer Exports and a $215,000 claim against Amedo Sewing Machines (Jordan) Limited in redemption of shares of Singer Sewing stock owned by the Seller and/or Singer BV. The Seller agrees that, in connection with such redemption, (i) the fair value of the claims to be distributed will not exceed $1,350,000 in the aggregate, (ii) the value of the Singer Sewing stock to be so redeemed will be determined in a manner consistent with the allocation of a portion of the Purchase Price to the Transferred Shares of Singer Sewing pursuant to Section 2.7.1, and (iii) immediately following such redemption but immediately prior to the Closing, the Seller and its Affiliates (excluding Singer

Sewing Machine Company Ltd.) will hold at least 90% of the outstanding shares of capital stock of Singer Sewing; and

(d) the Seller will transfer from the Acquired Companies to the Retained Entities the Intellectual Property set forth on Schedule A.

5.15. Transfers Simultaneous with and Following the Closing.

5.15.1 Simultaneously with the Closing, the Seller and the Buyer will, and will cause their respective Affiliates to, effect the following transfer: Singer Brazil will sell to the Seller, and the Seller will buy from Singer Brazil, at a per share price equal to the Closing Price on the trading day immediately preceding the Closing Date, the right to receive a number of shares of Seller Common Stock issued pursuant to the Seller's Chapter 11 Plan of Reorganization equal to the lesser of (a) 301,182 and (b) $3,100,000 *divided by* the Closing Price on the trading day immediately preceding the Closing Date, and, simultaneously with the receipt of such consideration in cash by Singer Brazil, the Buyer will, or will cause one of the Buyer Affiliates other than an Acquired Company to, pay to the Seller an amount in cash equal to the consideration received by Singer Brazil from such sale.

5.15.2 Simultaneously with, or as soon as reasonably practicable during the liquidation of Singer Exports after, the Closing, but in no event later than the sixtieth day following the Closing Date (assuming that the below transfers are permitted by the liquidator of Singer Exports within sixty days following the Closing Date), the Seller and the Buyer will, and will cause their respective Affiliates to, effect the following transfers: Singer Brazil will sell to the Seller, and the Seller will buy from Singer Brazil, at a per share price equal to the Closing Price on the trading day immediately preceding the date of such sale, the right to receive a number of the shares of Seller Common Stock issued pursuant to the Seller's Chapter 11 Plan of Reorganization that are received from the liquidation of Singer Exports equal to the lesser of (a) the total number of such shares of Seller Common Stock and (b) $1,525,000 *divided by* the Closing Price on the trading day immediately preceding the date of such sale, and, simultaneously with the receipt of such consideration in cash by Singer Brazil, the Buyer will, or will cause one of the Buyer Affiliates other than an Acquired Company to, pay to the Seller an amount in cash equal to the sum of (x) the consideration received in cash by Singer Brazil from such sale to the Seller and, to the extent that such consideration does not equal or exceed $1,525,000, (y) the lesser of (A) all cash received by Singer Brazil and Brazil Financing (II) Ltd. directly from the liquidation of Singer Exports and (B) $1,525,000 *minus* the consideration received in cash by Singer Brazil from such sale to the Seller; provided, however, the Buyer will only be required to pay, or cause to be paid, amounts in respect of cash received by Brazil Financing (II) Ltd. from the liquidation of Singer Exports to the extent that such cash can be used by Brazil Financing (II) Ltd. or Singer Brazil to repay outstanding Debt (other than the Brazil B Notes) or fund or invest in the business or operations of Singer Brazil in

the Ordinary Course of Business within Brazil without material restriction under any Contractual Obligation to which Brazil Financing (II) Ltd. or Singer Brazil is a party as of immediately prior to the Closing; provided, further, neither the Seller nor the Buyer will be required to effect, or cause their respective Affiliates to effect, any transfer described in this Section 5.15.2 if such transfer is not permitted by the liquidator of Singer Exports within sixty days after the Closing Date.

5.15.3 Simultaneously with, or as soon as reasonably practicable during the liquidation of Singer Exports after, the Closing, but in no event later than the sixtieth day following the Closing Date (assuming that the below transfers are permitted by the liquidator of Singer Exports within sixty days following the Closing Date), the Seller and the Buyer will, and will cause their respective Affiliates to, effect the following transfers: Singer China Manufacturing will sell to the Seller, and the Seller will buy from Singer China Manufacturing, at a per share price equal to the Closing Price on the trading day immediately preceding the date of such sale, a number of shares of Seller Common Stock issued pursuant to the Seller's Chapter 11 Plan of Reorganization that are received from the liquidation of Singer Exports equal to the lesser of (a) the total number of such shares of Seller Common Stock and (b) $1,265,000 *divided by* the Closing Price on the trading day immediately preceding the date of such sale, and, simultaneously with the receipt of such consideration in cash by Singer China Manufacturing, the Buyer will, or will cause one of the Buyer Affiliates other than an Acquired Company to, pay to the Seller an amount in cash equal to the sum of (x) the consideration received in cash by Singer China Manufacturing from such sale to the Seller and, to the extent that such consideration does not equal or exceed $1,265,000, (y) the lesser of (A) all cash received by Singer China Manufacturing directly from the liquidation of Singer Exports and (B) $1,265,000 minus the consideration received in cash by Singer China Manufacturing from such sale to the Seller, in each case to the extent that the use of such cash by Singer China Manufacturing in the Ordinary Course of Business within China is not materially restricted by any Legal Requirement (other than as a result of any action (other than the consummation of the transfers and payments described in this Section 5.15.3) taken by the Buyer or its Affiliates (including Singer China Manufacturing) following the Closing); provided, however, neither the Seller nor the Buyer will be required to effect, or cause their respective Affiliates to effect, any transfer described in this Section 5.15.3 if such transfer is not permitted by the liquidator of Singer Exports within sixty days after the Closing Date.

5.15.4 The Buyer will not be obligated to make or cause to be made any transfer or payment described in Section 5.15.1, Section 5.15.2 or Section 5.15.3 unless and until such transfer or payment is permitted by all applicable Legal Requirements and all Contractual Obligations to which any of the Acquired Companies is a party as of immediately prior to the Closing, except for Contractual Obligations relating to Refinanced Debt of Singer Sewing. The Seller will promptly reimburse the Buyer for any out-of-pocket expenses (excluding the payments themselves) incurred by the Buyer

or any of its Affiliates making such transfers or payments in connection with the transfers and payments described in Section 5.15.1, Section 5.15.2 and Section 5.15.3, and any payments made by the Buyer or such Affiliates thereunder will be reduced by the amount of any applicable withholding or other applicable Taxes imposed on the Buyer or such Affiliates, Singer Brazil or Singer China Manufacturing solely as a result of the transactions set forth in Section 5.15.1, Section 5.15.2 or Section 5.15.3.

5.16. Change of Corporate Name. The Seller will use its reasonable best efforts to cause the corporate name of the Seller and each of its Subsidiaries to be changed to remove any reference to "Singer" as promptly as practicable following the Closing, and in any event no later than (a) one year following the Closing Date, in the case of the Seller and (b) six months following the Closing Date, in the case of the Subsidiaries of the Seller. Notwithstanding the foregoing, Singer Jamaica and Singer Asia and their respective Subsidiaries and licensees and distributors will not be required to cause their corporate names to be changed to remove any reference to "Singer" pursuant to this Section 5.16.

5.17. Worker Notification.

5.17.1 On or before the Closing Date, the Seller will provide a list of the names and sites of employment of any and all employees of the Acquired Companies who have experienced, or will experience, an "employment loss" or "layoff", as such terms or any similar terms are defined by the WARN Act or any similar applicable state, local or foreign law requiring notice to employees in the event of a closing or layoff within ninety days prior to the Closing Date. The Seller will update this list up to and including the Closing Date so that it is accurate in all respects as of the Closing.

5.17.2 The Buyer will indemnify and hold harmless the Retained Entities for any Liability that is incurred by any of the Retained Entities under the WARN Act, or any similar applicable state, local or foreign law requiring notice to employees in the event of a closing or layoff, as a result of or arising out of any act or failure to act of the Buyer or any Acquired Company from and after the Closing with respect to employees of any Acquired Company.

5.18. Certain Employees. The Buyer agrees that, to the extent any individual remains or becomes employed by the Buyer or an Acquired Company from and after the Closing, neither the Seller nor any of the Retained Entities will have any Liability in respect of Compensation payable or that may become payable to such individual in respect of periods beginning at and after the Closing. Nothing in this Section 5.18 will limit the ability of the Buyer or any Acquired Company to terminate the employment of, or change the Compensation provided to, any such individual.

5.19. Ancillary Agreements. Subject to Section 5.3.1 and Section 5.3.2, the Buyer and the Seller will, and the Seller will cause the Acquired Companies and Retained Entities to, enter into at or prior to the Closing, the Ancillary Agreements (other than the Amended and Restated Singer Asia License Agreement, the Amended and Restated Singer Asia Distribution Agreement, the Singer Jamaica License Agreement and the Singer Jamaica Distribution Agreement, which are addressed in Section 5.20); provided, however, that any failure to obtain an authorization,

consent, approval or waiver, after using reasonable best efforts, will not be considered to be a violation of this Section 5.19.

5.20. Singer Asia and Singer Jamaica Agreements. The Seller will use its reasonable best efforts to cause Singer Asia to enter into the Amended and Restated Singer Asia License Agreement and the Amended and Restated Singer Asia Distribution Agreement with the Seller within fifteen Business Days, and in any event as soon as practicable, following the date of this Agreement. The Seller will cause Singer Jamaica to enter into the Singer Jamaica License Agreement and the Singer Jamaica Distribution Agreement prior to the earlier of (a) the Closing and (b) the date on which the Seller enters into any agreement relating to the sale of Singer Jamaica, and such agreements will not be amended prior to the Closing without the prior written consent of the Buyer.

5.21. Release. The Seller will deliver to the Buyer a mutual general termination and release, effective as of the Closing, of all claims under all intercompany Contractual Obligations between any of the Seller or the Retained Entities, on the one hand, and any of the Acquired Companies, on the other hand, other than the Ancillary Agreements and any other Contractual Obligations mutually agreed by the parties (the "Release").

5.22. Financing. The Buyer will use its reasonable best efforts to timely satisfy its obligations with respect to, and pursue and consummate, the Debt Commitment and the Equity Commitment. In the event that the Debt Commitment is not made available to the Buyer so as to enable the Buyer to proceed with the Contemplated Transactions in a timely manner, the Buyer will use its commercially reasonable efforts to obtain alternate financing on terms no less favorable to the Buyer in all material respects than the Debt Commitment. From and after the date of this Agreement, the Buyer will promptly notify the Seller (a) of any amendment, modification, withdraw, termination or replacement of any of the Commitment Letters promptly following such amendment, withdraw, termination or replacement and (b) if the Buyer determines, based on its good faith estimation, that all or any portion of the Financing is not reasonably likely to be consummated.

5.23. Powers of Attorney; Bank Accounts. On or prior to the Closing Date, the Seller will provide or cause to be provided to the Buyer (a) a list of outstanding powers of attorney executed on behalf of the Acquired Companies or by which any material Asset is bound and (b) a list of the banks at which any of the Acquired Companies has an account or safe deposit or lock box, the account or box number, as the case may be, and the names of the Persons authorized to draw thereon or having access thereto.

5.24. Tender Offer.

5.24.1 The parties intend to have Singer Brazil, Brazil Financing Ltd. and/or Brazil Financing (II) Ltd. (collectively, the "Brazilian Entities") commence a tender offer (the "Tender Offer") for the Brazil A Notes and the Brazil B Notes as soon as reasonably practicable following the execution and delivery of this Agreement. The Buyer will (a) be responsible for structuring the terms and conditions of the Tender Offer which will include, among other conditions, the Minimum Tender Condition, (b) prepare, or cause to be prepared, all documentation sent to the holders of the Brazil A Notes and the Brazil B

Notes or required to be sent to any Governmental Authority or third party, including the trustee for the Brazil A Notes and the Brazil B Notes, or their respective Representatives, in connection with the Tender Offer, (c) provide a sufficient portion of the proceeds of the Financing to the applicable Brazilian Entities to pay all amounts owing to the holders of the Brazil A Notes and the Brazil B Notes pursuant to the Tender Offer and (d) pay any other reasonable costs and expenses related to the Tender Offer (including any reasonable out-of-pocket costs and expenses incurred by the Seller and its Affiliates in connection with fulfillment of their obligations under Section 5.24.2), whether or not the Tender Offer is consummated. In no event will the Tender Offer be consummated, nor will any amounts be payable to the holders of the Brazil A Notes or the Brazil B Notes in connection therewith, unless and until the Closing has occurred.

5.24.2 The Seller will, and will cause its Affiliates to, reasonably cooperate with the Buyer in its efforts to consummate the Tender Offer and cause the Minimum Tender Condition to be fulfilled in accordance with applicable Contractual Obligations and Legal Requirements, which cooperation may include assistance with the preparation of all documentation set forth in Section 5.24.1(b) and, if determined by a dealer or manager engaged by the Buyer in connection with the Tender Offer that it is necessary in the good faith opinion of such dealer or manager for one or more of the Brazilian Entities to sign a dealer or manager agreement in connection with the Tender Offer in order to satisfy the Minimum Tender Condition, then one or more of the Brazilian Entities will sign such dealer or manager agreement; provided, however, if any of the Brazilian Entities sign such dealer or manager agreement, the Buyer will indemnify and hold harmless the Brazilian Entities and the Retained Entities for any Liability that is incurred by any of the Brazilian Entities under any such dealer or manager agreement whether or not the Tender Offer is consummated.

5.25. Control of Business. Notwithstanding anything in this Agreement to the contrary, the Buyer acknowledges on behalf of itself and its Affiliates and their respective Representatives that the operation of the Business remains in the dominion and control of the Seller and the Acquired Companies until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any Representative of any of the Acquired Companies or solicit or request, directly or indirectly, any information relating to any of the Acquired Companies from any Representative of the Acquired Companies, except as specifically contemplated or permitted by Article 5 or as otherwise consented to in advance by the Seller.

5.26. Termination of Certain Contractual Obligations. At or prior to the Closing, the Seller will use its, and will cause its Affiliates to use their, reasonable best efforts to terminate the Contractual Obligations listed on Schedule 5.26 with effect from the Closing.

5.27. Registered User Agreements. At the Closing and from time to time after the Closing, the Buyer will, and from time to time after the Closing the Buyer will cause the Acquired Companies to, enter into such registered user agreements for the benefit of the Seller and its Affiliates, as may be reasonably requested by the Seller or its Affiliates, in connection with the Amended and Restated Singer Asia License Agreement, the Amended and Restated Singer Asia Distribution Agreement, the Singer Jamaica License Agreement and the Singer

Jamaica Distribution Agreement with respect to India, or in any other relevant jurisdiction in which a registered user agreement or similar agreement must be between the registered proprietor and the user and not a licensee, with any reasonable out-of-pocket expenses of the Buyer and the Acquired Companies incurred in connection therewith to be borne by the Seller or its Affiliates; provided, however, any such registered user agreements will be (a) consistent in all material respects with the terms of the Amended and Restated Singer Asia License Agreement, the Amended and Restated Singer Asia Distribution Agreement, the Singer Jamaica License Agreement or the Singer Jamaica Distribution Agreement, as applicable, and (b) in form and substance reasonably satisfactory to the Buyer.

6. CONDITIONS TO THE BUYER'S OBLIGATION AT THE CLOSING.

The obligation of the Buyer to consummate the Closing is subject to the satisfaction of each of the following conditions prior to or concurrent with the Closing, any of which may be waived in writing exclusively by the Buyer:

6.1. Representations and Warranties. The representations and warranties of the Seller contained in Article 3 that are (a) not qualified by materiality or Material Adverse Effect will be true and correct in all material respects at and as of the Closing with the same force and effect as if made at and as of the Closing and (b) qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made at and as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time, subject to the foregoing qualifications.

6.2. Performance. Each Acquired Company and the Seller will have performed and complied in all material respects, with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

6.3. Compliance Certificates. The Seller will have delivered to the Buyer a certificate signed on behalf of the Seller by the chief executive officer or chief accounting officer of the Seller to the effect that each of the conditions specified above in Section 6.1 and Section 6.2 is satisfied, unless waived in writing by the Buyer. In addition, the Seller will have delivered to the Buyer a certificate signed on behalf of the Seller by the chief financial officer, chief accounting officer or other senior financial officer of the Seller restating with respect to the Special Purpose Audited Financial Statements the representations and warranties set forth in Section 3.6.2.

6.4. Qualifications. No provision of any applicable Legal Requirement will prohibit the consummation of any of the Contemplated Transactions; provided, however, that neither the filing contemplated by Section 5.3.3 nor the receipt of approval thereunder will be considered a Legal Requirement that must be satisfied prior to the Closing.

6.5. Absence of Litigation and Governmental Orders. No Action will be pending or threatened in writing that would reasonably be expected to result in a Governmental Order, nor will there be any Governmental Order in effect, that would (a) prohibit consummation of any of the Contemplated Transactions, (b) result in any of the Contemplated Transactions being

rescinded following consummation, (c) materially limit or otherwise adversely affect the right of the Buyer to own the Transferred Shares (including the right to vote the Transferred Shares), to control the Acquired Companies, or to operate all or any material portion of either the Business or Assets or of the business or assets of the Buyer on a consolidated basis after giving effect to the Contemplated Transactions or (d) compel the Buyer or any of its Affiliates to dispose of all or any material portion of either the Business or Assets or the business or assets of the Buyer on a consolidated basis after giving effect to the Contemplated Transactions, except in each case for Actions commenced or otherwise assisted by the Buyer; provided that the possibility of the failure to receive approval for expiration of any applicable waiting periods with respect to the filing contemplated by Section 5.3.3 after the Closing may not be relied upon by the Buyer in asserting the failure to satisfy the conditions in this Section 6.5, except to the extent that either party has received notice from a Brazilian Governmental Authority prior to the Closing that such Governmental Authority may take, require or prohibit some action that would reasonably be expected to have one or more of the effects described in clauses (a) through (d) of this Section 6.5.

6.6. Legal Opinions. The Buyer will have received from counsel to the Seller opinions in form and content reasonably acceptable to the Buyer, each addressed to the Buyer and dated as of the Closing Date.

6.7. Consents, etc. All actions by (including any authorization, consent, approval or waiver) or in respect of (including notice to), or filings with, any Governmental Authority or other Person that are required to consummate the Contemplated Transactions, as disclosed on Seller Disclosure Schedule 3.3 and Seller Disclosure Schedule 3.4, will have been obtained or made, in a manner reasonably satisfactory in form and substance to the Buyer, and no such authorization, consent, approval or waiver will have been revoked.

6.8. Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions and all documents incident thereto will be reasonably satisfactory in form and substance to the Buyer and its counsel, and the Buyer will have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

6.9. Ancillary Agreements. Each of the Ancillary Agreements will have been executed and delivered to the Buyer by each of the other parties thereto, and the Amended and Restated Singer Asia Distribution Agreement, the Amended and Restated Singer Asia License Agreement, the Singer Jamaica Distribution Agreement and the Singer Jamaica License Agreement will have been assigned to the Buyer or one of its Affiliates.

6.10. Resignations. The Buyer will have received the resignations (or other evidence of termination reasonably satisfactory to the Buyer), effective as of the Closing, of each officer (in his or her capacity as an officer) and director of the Acquired Companies as specified by the Buyer in writing at least ten Business Days prior to the Closing.

6.11. No Material Adverse Effect. Since the Most Recent Balance Sheet Date, there will have occurred no events nor will there exist circumstances that have resulted in a Material Adverse Effect.

6.12. Repayment of Refinanced Debt. The Seller will have obtained and delivered to the Buyer documentation satisfactory to the Buyer from each holder of Refinanced Debt: (a) stating the prepayment amount of the outstanding Debt held by such holder as of the Closing Date; (b) stating that, if such prepayment amount so identified is paid to such holder on the Closing Date, such holder will release any and all Encumbrances that it may have with respect to the Acquired Companies or any of the Assets and will take all actions reasonably necessary to effectuate such release (including executing and delivering to the Buyer and the Seller all reasonably necessary documentation in form suitable for filing with all appropriate Governmental Authorities); and (c) providing written payment instructions sufficient for repaying the Refinanced Debt as contemplated by Section 2.5.1(a). In addition, the Seller will have delivered to the Buyer at or prior to the Closing documentation reasonably satisfactory to the Buyer evidencing the release of each of the Acquired Companies from any obligations (including obligations as a guarantor or co-borrower) and Encumbrances in respect of Debt of any Retained Entity. The total of the Estimated Assumed Debt and the Refinanced Debt will not exceed the Cash Consideration.

6.13. Release. The Seller will have executed (and caused to be executed on behalf of all of the relevant Retained Entities and Acquired Companies) and delivered to the Buyer the Release.

6.14. Debt Commitment. The Buyer will have obtained (or have the ability to direct the receipt of) the proceeds of the debt financing contemplated by the Debt Commitment Letters (or alternate financing contemplated by Section 5.22) prior to or simultaneously with the Closing; provided that the Buyer may not rely on this Section 6.14 as a Closing condition unless the Buyer has complied in all material respects with its obligations under Section 5.22.

6.15. FIRPTA Certificate. The Seller (on its own behalf and on behalf of Singer BV) will have delivered to the Buyer immediately prior to the Closing a statement (conforming to the requirements under Treasury Regulation Section 1.897-(2)(h)), made by Singer Sewing and addressed to the Seller and Singer BV that none of the shares of Singer Sewing stock owned by the Seller or Singer BV constitute a "United States real property interest" within the meaning of Section 897(c) of the Code and the Treasury Regulations thereunder (such statement, the "FIRPTA Certificate"). Solely in the event that the Seller fails to deliver the FIRPTA Certificate, the Buyer will be entitled to withhold the amount required to be withheld pursuant to Section 1445 of the Code from the portion of the Purchase Price allocated to the Transferred Shares of Singer Sewing purchased directly by the Buyer (or its Affiliate).

6.16. Singer Asia Agreements. Any change in, or modification of, the Amended and Restated Singer Asia Distribution Agreement or the Amended and Restated Singer Asia License Agreement attached hereto as Exhibit B and Exhibit C, respectively, must be acceptable to the Buyer.

7. CONDITIONS TO THE SELLER'S OBLIGATION AT THE CLOSING.

The obligation of the Seller to consummate the Closing is subject to the satisfaction of each of the following conditions prior to or concurrent with the Closing, any of which may be waived in writing exclusively by the Seller:

7.1. Representations and Warranties. The representations and warranties of the Buyer contained in Article 4 that are (a) not qualified by materiality will be true and correct in all material respects at and as of the Closing with the same force and effect as if made at and as of the Closing and (b) qualified by materiality will be true and correct in all respects at and as of the Closing with the same force and effect as if made at and as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time subject to the foregoing qualifications.

7.2. Performance. The Buyer will have performed and complied with, in all material respects, all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by the Buyer at or prior to the Closing.

7.3. Compliance Certificate. The Buyer will have delivered to the Seller a certificate signed on behalf of the Buyer by the president of the Buyer to the effect that each of the conditions specified above in Section 7.1 and Section 7.2 is satisfied, unless waived in writing by the Seller.

7.4. Qualifications. No provision of any applicable Legal Requirement will prohibit the consummation of any of the Contemplated Transactions.

7.5. Absence of Litigation and Governmental Orders. No Action will be pending or threatened in writing that would reasonably be expected to result in a Governmental Order, nor will there be any Governmental Order in effect, that would (a) prohibit consummation of any of the Contemplated Transactions or (b) result in any of the Contemplated Transactions being rescinded following consummation.

7.6. Legal Opinions. The Seller will have received from counsel to the Buyer opinions in form and content reasonably acceptable to the Seller, each addressed to the Seller and dated as of the Closing Date.

7.7. Consents, etc. All actions by (including any authorization, consent, approval or waiver) or in respect of (including notice to), or filings with, any Governmental Authority or other Person that are required to consummate the Contemplated Transactions, as disclosed on Buyer Disclosure Schedule 4.3 and Buyer Disclosure Schedule 4.4, will have been obtained or made, in a manner reasonably satisfactory in form and substance to the Seller, and no such authorization, consent, approval or waiver will have been revoked.

7.8. Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions and all documents incident thereto will be reasonably satisfactory in form and substance to the Seller and to its counsel, and the Seller will have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

7.9. Ancillary Agreements. Each of the Ancillary Agreements to which the Seller or any other Retained Entity is a party will have been executed and delivered to the Seller by each of the other parties (other than the Retained Entities) thereto, and the Amended and Restated Singer Asia Distribution Agreement or the Amended and Restated Singer Asia License Agreement will have been executed and delivered by Singer Asia; provided, however, the Seller

may not rely on this Section 7.9 as a Closing condition unless the Seller has complied in all material respects with its obligations under Section 5.19 and Section 5.20.

7.10. Seller Note. Any change in, or modification of (including specifying dollar thresholds), the terms and conditions of the Seller Note attached hereto as Exhibit H must be acceptable to the Seller.

8. TERMINATION.

8.1. Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Buyer and the Seller; or

(b) by either the Buyer or the Seller by providing written notice to the other at any time after September 15, 2004 if the Closing has not occurred by reason of the failure of any condition set forth in Article 6, in the case of the Buyer, or Article 7, in the case of the Seller, to be satisfied; provided that if the only condition to the Closing that remains unsatisfied (except for any condition that by its terms can only be satisfied at the Closing) on September 15, 2004 is receipt by the Buyer or the Seller of one or more Governmental Orders necessary under applicable Legal Requirements to consummate the Contemplated Transactions, such date shall be extended to 5:00 p.m., New York City Time, on October 15, 2004, without further action or consent by the parties (unless such failure is the result of one or more breaches or violations of, or inaccuracy in any covenant, agreement, representation or warranty of this Agreement by the terminating party); or

(c) by either the Buyer or the Seller if a final nonappealable Governmental Order or other nonappealable final action by a Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Closing has been issued by a Governmental Authority of competent jurisdiction; or

(d) by the Buyer if either (i) there is a breach of, or inaccuracy in, any representation or warranty of the Seller contained in Article 3 as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which the Buyer's right to terminate will arise only in the event of a breach of, or inaccuracy in, such representation or warranty as of such specified date or time subject to the qualifications below) to the extent such breach or inaccuracy is (x) a material breach of, or inaccuracy in, any representation or warranty contained in Article 3 to the extent that such representation or warranty is not qualified by materiality or Material Adverse Effect or (y) a breach of, or inaccuracy in, any representation or warranty contained in Article 3 to the extent that such representation or warranty is qualified by materiality or Material Adverse Effect or (ii) the Seller has breached or violated in any material respect any of its covenants and agreements contained in this Agreement, which breach or violation would give rise, or would reasonably be expected to give rise, to a failure of a condition set forth in Article 6 and, in the case of clauses (i) and (ii) above cannot be or has not been cured

within ten Business Days after the Buyer notifies the Seller in writing of such breach, inaccuracy or violation; or

(e) by the Seller if either (i) there is a breach of, or inaccuracy in, any representation or warranty of the Buyer contained in Article 4 as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which the Seller's right to terminate will arise only in the event of a breach of, or inaccuracy in, such representation or warranty as of such specified date or time subject to the qualifications below) to the extent such breach or inaccuracy is (x) a material breach of, or inaccuracy in, any representation or warranty contained in Article 4 to the extent that such representation or warranty is not qualified by materiality or (y) a breach of, or inaccuracy in, any representation or warranty contained in Article 4 to the extent that such representation or warranty is qualified by materiality or (ii) the Buyer has breached or violated in any material respect any of its covenants and agreements contained in this Agreement, which breach or violation would give rise, or would reasonably be expected to give rise, to a failure of a condition set forth in Article 7 and, in the case of clauses (i) and (ii) above cannot be or has not been cured within ten Business Days after the Seller notifies the Buyer in writing of such breach, inaccuracy or violation.

8.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement – other than the provisions of Section 3.24 (No Brokers), Section 4.5 (No Brokers), Section 5.8 (Expenses; Break-up Fee), Section 5.10.2 (Confidentiality of the Buyer), Section 5.11 (Publicity), this Section 8.2 (Effect of Termination), Section 11.2 (Succession and Assignment; No Third-Party Beneficiaries; Interpretation), Section 11.9 (Governing Law), Section 11.10 (Jurisdiction; Venue; Service of Process), and Section 11.12 (Waiver of Jury Trial) – will then be null and void and have no further force and effect and all other rights and Liabilities of the parties hereunder will terminate without any Liability of any party to any other party, except for Liabilities arising in respect of breaches or violations under this Agreement by any party prior to the termination of this Agreement.

9. INDEMNIFICATION.

9.1. Indemnification by the Seller.

9.1.1 Indemnification. Subject to the limitations set forth in this Article 9 and Article 10, if the Closing occurs, the Seller will indemnify and hold harmless the Buyer and each of its Affiliates (including, following the Closing, each Acquired Company), and the Representatives and Affiliates of each of the foregoing Persons (each, a "Buyer Indemnified Person"), from, against and in respect of any and all Actions, Liabilities, Governmental Orders, Encumbrances, losses (including diminution in value), damages, bonds, dues, assessments, fines, penalties, Taxes (solely in the case of a breach of, or inaccuracy in, a representation or warranty set forth in Section 3.14) with respect to a Buyer Indemnified Person), fees, costs (including reasonable costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys' and experts' fees and expenses), whether or not involving a Third Party Claim (collectively, "Losses"), incurred or suffered by the

Buyer Indemnified Persons or any of them as a result of, arising out of, or directly or indirectly relating to (without duplication for any Losses pursuant to this Article 9 and Article 10):

(a) any breach of, or inaccuracy in, any representation or warranty made by the Seller in Article 3 or in the certificates delivered pursuant to Section 6.3;

(b) any breach or violation of any covenant or agreement of the Seller (including under this Article 9 or Article 10) in this Agreement;

(c) any Excluded Liability;

(d) the transfers and payments (excluding the payments themselves) described in Section 5.14(c), Section 5.15.1, Section 5.15.2 and Section 5.15.3, including any payments of Amounts Owing (as defined in the Collateral and Fiscal Agency Agreement) on the Brazil B Notes that become due as a result of the transactions contemplated by Section 5.15.1 or Section 5.15.2, except to the extent that such Losses arise as a result of any action (other than the consummation of the transactions contemplated by Section 5.15.1, Section 5.15.2 or Section 5.15.3) taken by the Buyer or one of its Affiliates (including the Acquired Companies following the Closing); provided that if the Buyer or one of its Affiliates (including the Acquired Companies following the Closing) takes any action (other than the consummation of the transactions contemplated by Section 5.15.1 or Section 5.15.2) that results in the utilization of any of the $2,800,000 amount referred to in Section 18.07(c) of the Collateral and Fiscal Agency Agreement, the Seller will have no Liability under this Section 9.1.1(d) for any portion of Amounts Owing that would not have become due in the absence of such action by the Buyer or one of its Affiliates (including the Acquired Companies following the Closing);

(e) only in the event that the Minimum Tender Condition has not been fulfilled, 50% of any payments of Amounts Owing on the Brazil B Notes in addition to those indemnifiable under Section 9.1.1(d); or

(f) any failure by the Seller to cause all of the IP Rights listed on Schedule 5.13.3 to be transferred to the Buyer, its Affiliates or the Acquired Companies, or canceled or terminated, at or prior to the Closing, including (i) any Losses relating to a claim of infringement of any such IP Rights that arises from events or circumstances occurring or existing prior to the earlier of the transfer of such IP Rights to the Buyer, its Affiliates or the Acquired Companies or the cancellation or termination of such IP Rights, and (ii) any Losses incurred by the Buyer Indemnified Persons following the Closing in connection with causing such IP Rights to be transferred to the Buyer or one of its Affiliates or canceled or terminated.

9.1.2 Monetary Limitations. Notwithstanding anything in this Agreement to the contrary, the Seller will have no obligation to indemnify and hold harmless the Buyer Indemnified Persons (a) pursuant to Section 9.1.1(a) in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein, (b) arising from indemnification relating to Taxes pursuant to Section 10.1, or (c) pursuant to Section 9.1.1(f) in respect of Losses, unless and until the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $500,000 (at which point the Seller will indemnify the Buyer Indemnified Persons for all such Losses in excess of $500,000), and the Seller's aggregate liability in respect of claims for indemnification pursuant to Section 9.1.1(a), Section 9.1.1(b), Section 9.1.1(e), Section 9.1.1(f) and Section 10.1 will not exceed $15,000,000, less the Seller Tender Offer Amount, if any; provided, however, that the foregoing limitations will not apply to claims for indemnification pursuant to (i) Section 9.1.1(a) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Sections 3.1 (Organization), 3.2.1 (Power and Authorization – Contemplated Transactions), 3.5.1 (Capitalization of the Acquired Companies – Outstanding Capital Stock), 3.5.2 (Capitalization of the Acquired Companies – Title to Shares), or 3.24 (No Brokers), or (ii) Section 9.1.1(b) in respect of willful and intentional breaches or violations of any covenant or agreement of the Seller (including under this Article 9) in this Agreement. In addition, notwithstanding anything in this Agreement to the contrary, the Seller's Liability in respect of claims for indemnification pursuant to Section 9.1.1(e) will not exceed $3,750,000 in the aggregate.

9.2. Indemnity by the Buyer.

9.2.1 Indemnification. Subject to the limitations set forth in this Article 9, if the Closing occurs, the Buyer will indemnify and hold harmless the Seller and each of its Affiliates, and the Representatives and Affiliates of each of the foregoing Persons (each, a "Seller Indemnified Person"), from, against and in respect of any and all Losses incurred or suffered by the Seller Indemnified Persons or any of them as a result of, arising out of or, directly or indirectly, relating to (without duplication):

(a) any breach of, or inaccuracy in, any representation or warranty made by the Buyer in Article 4 or in the certificate delivered pursuant to Section 7.3; or

(b) any breach or violation of any covenant or agreement of the Buyer (including under this Article 9 or Article 10) in this Agreement.

9.2.2 Monetary Limitations. Notwithstanding anything in this Agreement to the contrary, the Buyer will have no obligation to indemnify and hold harmless the Seller Indemnified Persons pursuant to Section 9.2.1(a) in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein unless and until the aggregate amount of all such Losses incurred or suffered by the Seller Indemnified Persons exceeds $500,000 (at which point the Seller will indemnify the Buyer Indemnified Persons for all such Losses in excess of $500,000), and the Buyer's aggregate liability in respect of claims for indemnification pursuant to Section 9.2.1 will

not exceed $15,000,000; provided, however, that the foregoing limitations will not apply to claims for indemnification pursuant to (i) Section 9.2.1(a) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Sections 4.1 (Organization; No Business Operations), 4.2 (Power and Authorization), or 4.5 (No Brokers), or (ii) Section 9.2.1(b) in respect of willful and intentional breaches or violations of any covenant or agreement of the Buyer (including under this Article 9) in this Agreement.

9.3. Time for Claims. No claim may be made or suit instituted seeking indemnification pursuant to Section 9.1.1(a) or Section 9.2.1(a) for any breach of, or inaccuracy in, any representation or warranty unless a written notice describing such breach or inaccuracy in reasonable detail in light of the circumstances then known to the Indemnified Party, is provided to the Indemnifying Party:

(a) at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Section 3.1 (Organization), Section 3.2.1 (Power and Authorization – Contemplated Transactions), Section 3.5.1 (Capitalization of the Acquired Companies – Outstanding Capital Stock), Section 3.5.2 (Capitalization of the Acquired Companies – Title to Shares), Section 3.24 (No Brokers), Section 4.1 (Organization; No Business Operations), Section 4.2 (Power and Authorization), or Section 4.5 (No Brokers);

(b) at any time prior to the earlier of (i) the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions), and (ii) the fifth anniversary of the Closing Date, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Section 3.14 (Tax Matters), and Section 3.16 (Environmental Matters); and

(c) at any time prior to the second anniversary of the Closing Date, in the case of any breach of, or inaccuracy in, any other representation and warranty set forth in Article 3 or Article 4, as the case may be.

9.4. Third Party Claims.

9.4.1 Notice of Claim. If any third party notifies an Indemnified Party with respect to any matter (a "Third Party Claim") that may give rise to an Indemnity Claim against an Indemnifying Party under this Article 9 or Article 10, then the Indemnified Party will promptly give written notice (including any and all documentation related thereto reasonably available to the Indemnified Party) to the Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party (or providing such documentation) will relieve the Indemnifying Party from any obligation under this Article 9, except to the extent such delay actually and materially prejudices the Indemnifying Party.

9.4.2 Assumption of Defense, etc. The Indemnifying Party will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by the Indemnified Party pursuant to Section 9.4.1. In addition, the Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel

of its choice reasonably satisfactory to the Indemnified Party so long as (a) the Indemnifying Party gives written notice to the Indemnified Party within fifteen days after the Indemnified Party has given written notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any and all Losses the Indemnified Party may suffer resulting from, arising out of or relating to the Third Party Claim, (b) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (c) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party; provided, however, that if the Third Party Claim involves both money damages and seeks an injunction or other equitable relief, the Indemnifying Party shall have the right (subject to compliance with the other conditions contained herein) to defend the Indemnified Party on any issues or claims that solely involve money damages, (d) the Indemnified Party has not been advised by outside counsel in writing that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, (e) the Third Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory enforcement Action (other than any regulatory Action in respect of Taxes), (f) settlement of, an adverse judgment with respect to or the Indemnifying Party's conduct of the defense of the Third Party Claim is not, in the good faith and reasonable judgment of the Indemnified Party, likely to be adverse to the Indemnified Party's business reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business), and (g) the Indemnifying Party conducts the defense of the Third Party Claim on a diligent basis. The Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; provided, however, that the Indemnifying Party will pay the fees and expenses of separate co-counsel retained by the Indemnified Party that are incurred after the expiration of the fifteen-day period set forth in Section 9.4.2(a) if the Indemnifying Party has not assumed control of the defense of the Third Party Claim prior to the expiration of the fifteen-day period set forth in Section 9.4.2(a).

9.4.3 Limitations on Indemnifying Party. The Indemnifying Party will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, unless such judgment, compromise or settlement (a) provides for the payment by the Indemnifying Party of money as sole relief for the claimant and (b) results in the full and general release of the Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, from all Liabilities arising out of, relating to, or in connection with, the Third Party Claim.

9.4.4 Indemnified Party's Control. If the Indemnifying Party does not deliver the written notice contemplated by clause (a), or the evidence contemplated by clause (b), of Section 9.4.2 within fifteen days after the Indemnified Party has given written notice of the Third Party Claim, or otherwise at any time fails to conduct the defense of the Third Party Claim on a diligent basis, the Indemnified Party may defend, and may

consent to the entry of any reasonable judgment or enter into any reasonable compromise or settlement with respect to, the Third Party Claim in any reasonable manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith, but will be required to promptly provide documentation to the Indemnifying Party evidencing such judgment, compromise or settlement). If such written notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim on a diligent basis but any of the other conditions in Section 9.4.2 is or becomes unsatisfied, the Indemnified Party may defend (and the Indemnifying Party will be entitled to participate in the defense of such claim), and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, however, that the Indemnifying Party will not be bound (including for purposes of Seller's indemnity obligation pursuant to Section 10.1) by the entry of any such judgment consented to by the Indemnified Party, or any such compromise or settlement effected by the Indemnified Party, without the Indemnifying Party's prior written consent, which consent will not be unreasonably withheld or delayed. In the event that the Indemnified Party conducts the defense of the Third Party Claim pursuant to this Section 9.4.4, the Indemnifying Party will, subject to the proviso of the preceding sentence, (a) advance the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (b) remain responsible for any and all other Losses that the Indemnified Party may incur or suffer resulting from, arising out of or relating to the Third Party Claim as provided in this Article 9 and Article 10.

9.4.5 Consent to Jurisdiction Regarding Third Party Claim. The Buyer and the Seller, each solely in its capacity as an Indemnifying Party, hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Claim may brought against any Indemnified Party for purposes of any claim that such Indemnified Party may have against such Indemnifying Party pursuant to this Agreement solely in connection with such Third Party Claim, and in furtherance thereof, the provisions of Section 11.10 are incorporated herein by reference, mutatis mutandis.

9.4.6 Tax Claims. Without limiting the generality of this Section 9.4, to the extent a Third Party Claim relating or attributable to Taxes (including any notice of deficiency or other administrative or court proceeding, suit, dispute or other claim) (a "Tax Claim") is controlled by the Buyer or its Affiliates pursuant to this Section 9.4, (a) the Seller will be entitled to participate in the defense or prosecution of any such Tax Claim at its own cost and expense (including to participate in all discussions with the Tax authorities regarding such Tax Claims and to be allowed to provide affirmative reasonable suggestions or comments with respect to any written submissions or communications to the Tax authorities regarding such Tax Claims, which comments and suggestions will be incorporated in such written submissions and communications with the consent of the Buyer, which consent will not be unreasonably withheld or delayed), and the Buyer and its Affiliates will consult with the Seller in connection with the defense or prosecution of any such Tax Claim and provide such cooperation and information as the Seller will reasonably request with respect to any such Tax Claim and (b) in furtherance of the obligations under this Section 9.4.6, the Buyer will and will cause its Affiliates to (i) deliver within a reasonable time after the receipt of any material

document sent by a Tax authority relating to a Tax Claim, a copy of such document to the Seller, (ii) deliver to the Seller any material document that was delivered to a Tax authority with respect to a Tax Claim within a reasonable time after such document was delivered to such Tax authority, provided, however, that if such document was prepared in response to a request by a Tax authority, then prior to delivery of such document to the Tax authority, the Seller will be allowed to provide affirmative suggestions or comments with respect to any such document, as provided in Section 9.4.6(a), (iii) provide the Seller, at least five days prior to any meeting or conference (whether in person or by teleconference) scheduled with a Tax authority during which a Tax Claim may be discussed, with written notice of such scheduled meeting or conference, and an opportunity to attend such meeting or conference during which any Tax Claim is discussed and (iv) provide the Seller with cooperation and information reasonably requested by the Seller in connection with any Tax Claim, including at the Seller's request, status updates with respect to all Tax Claims.

9.5. Non-Third Party Claims.

(a) In the event that an Indemnified Party should have a claim against the Indemnifying Party hereunder that it determines to assert, but that does not involve a Third Party Claim, the Indemnified Party will send an Indemnity Notice with respect to such claim to the Indemnifying Party. The Indemnifying Party will have twenty days during which to notify the Indemnified Party in writing of any good faith objections it has to the Indemnified Party's Indemnity Notice, setting forth in reasonable detail each of the Indemnifying Party's objections thereto. If the Indemnifying Party does not deliver such written notice of objection within the twenty-day period, the Indemnifying Party will be deemed to have accepted responsibility for the prompt payment subject to Section 9.1.1 and Section 9.1.2, or Section 9.2.1 and Section 9.2.2, as applicable, and Article 10, of the Indemnified Party's claims for indemnification set forth in the Indemnity Notice, and will have no further right to contest the validity of such indemnification claims. If the Indemnifying Party does deliver such written notice of objection within the twenty-day period, the Indemnifying Party and the Indemnified Party will attempt in good faith to resolve any such dispute within the Resolution Period and if not resolved through negotiations within the Resolution Period, such dispute will be resolved by arbitration in accordance with Section 9.5(b).

(b) Any dispute submitted to arbitration pursuant to this Section 9.5(b) will be finally and conclusively resolved through binding arbitration under the Commercial Arbitration Rules (the "Rules") of the American Arbitration Association (the "AAA"), by an arbitral tribunal (hereinafter sometimes called the "Board of Arbitration") composed of three arbitrators appointed in accordance with the Rules, as provided by this Section 9.5(b). Each of the Indemnified Party and the Indemnifying Party will nominate one arbitrator who is knowledgeable in business and financial matters and who will not be affiliated with such party. If a party fails to nominate an arbitrator within twenty days from the date when the claimant's request for arbitration has been communicated to the other party, such

appointment will be made by the AAA. The two arbitrators thus appointed will attempt to agree upon the third arbitrator who is knowledgeable in business and financial matters and who will not be affiliated with either party or either arbitrator and who will act as Chairman of the Board of Arbitration. If said two arbitrators fail to nominate the Chairman within twenty days from the date of appointment of the latter arbitrator, the Chairman will be selected by the AAA. The Board of Arbitration will meet in New York, New York or such other place as the Indemnified Party and the Indemnifying Party mutually agree, and will reach and render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to the amount, if any, which the Indemnifying Party is required to pay to the Indemnified Party in respect of the Indemnified Party's claims for indemnification set forth in the Indemnity Notice. In connection with rendering its decision, the Board of Arbitration will adopt and follow such rules and procedures consistent with the Rules as a majority of the members of the Board of Arbitration deems necessary or appropriate. To the extent practical, decisions of the Board of Arbitration will be rendered no more than thirty days following commencement of proceedings with respect thereto. The Board of Arbitration will cause its written decision to be delivered to the Indemnified Party and the Indemnifying Party. Any decision made by the Board of Arbitration (either prior to or after the expiration of such thirty-day period) will be final, binding and conclusive on the Indemnified Party and the Indemnifying Party and entitled to be enforced to the fullest extent permitted by applicable law and entered in any court of competent jurisdiction. Each party to any arbitration will bear its own expenses in relation thereto, including but not limited to such party's attorneys' fees and expenses, if any, and the fees and expenses of the Board of Arbitration will be divided between the Indemnifying Party and the Indemnified Party in the same proportion as the portion of the related claim determined by the Board of Arbitration to be payable to the Indemnified Party bears to the portion of such claim determined not to be so payable.

9.6. Set-Off. If at any time prior to the Second Maturity Date (as such term is defined in the Seller Note) there are amounts actually due and owing by the Seller as Indemnifying Party to a Buyer Indemnified Person as determined pursuant to this Article 9 or Article 10, the Buyer may after consultation with the Seller set-off any portion of such amounts against any amounts owing or that may become owing by the Buyer to the Seller under the Seller Note. The Buyer agrees that, before pursuing any amounts that may be due and owing to a Buyer Indemnified Person under this Article 9 or Article 10, the Buyer will first set off such amounts against any amounts owing by the Buyer to the Seller under the Seller Note.

9.7. Non-Indemnifiable Matters. Notwithstanding anything in this Agreement to the contrary, each Buyer Indemnified Person will be precluded from and shall not be entitled to indemnification pursuant to Section 9.1.1, (a) in respect of facts, circumstances or events constituting a breach of, or inaccuracy in, a representation or warranty made by the Seller to the extent that Kohlberg had actual knowledge and understanding prior to the Closing of the nature and scope of the facts, circumstances or events giving rise to such breach or inaccuracy, (b) for any amounts payable on or with respect to the Brazil B Notes (other than pursuant to Section 9.1.1(d)), provided that the Minimum Tender Condition has been fulfilled and (c) for all Tax

liabilities arising from the issuance or exchange of any indebtedness referenced in the Order in re The Singer Company N.V., et al., as Debtors, issued by the United States Bankruptcy Court for the Southern District of New York on April 29, 2004.

9.8. Tax Benefits. Notwithstanding anything in this Agreement to the contrary, but subject to the limitations in this Section 9.8, any amount of Losses (including all Taxes) for which indemnification is provided under Section 9.1.1, Section 9.2.1 or Section 10.1 (and not otherwise limited by this Agreement) will be reduced to take into account any Tax benefit actually realized by the Indemnified Party (or its Affiliates including, with respect to the Buyer, the Acquired Companies) arising from the incurrence or payment of any such Loss (including all Taxes). For purposes of this Agreement, an Indemnified Party will have actually realized a Tax benefit to the extent that, and at such time as, the amount of Taxes payable by the Indemnified Party (or its Affiliates including, with respect to the Buyer, the Acquired Companies) is reduced below the amount of Taxes that such Indemnified Party (or its Affiliates including, with respect to the Buyer, the Acquired Companies) would be required to pay but for the incurrence of the payment of such Loss that gave rise to the indemnity payment. In the event that such Tax benefit has not been actually realized at the time the indemnification payment will be made by the Indemnifying Party, the Indemnified Party will thereafter pay to the Indemnifying Party the amount of the Tax benefit only to the extent (and at such time) such Tax benefit is actually realized in or prior to the later of (x) the fifth succeeding taxable year beginning the year after the related indemnity payment is made and (y) the taxable year in which the resolution of all Third Party Claims relating or attributable to Taxes for which notice has been given pursuant to Section 9.4.1 has been finally determined. The Buyer will and will cause its Affiliates to cooperate with the Seller and its Affiliates in determining whether any Tax benefit has been actually realized for a taxable year.

9.9. Exclusive Remedy. Except for remedies that cannot be waived as a matter of law, if the Closing occurs, this Article 9 sets forth the sole and exclusive remedy for any breach, inaccuracy, violation or non-fulfillment of this Agreement (including any representation, warranty, covenant, agreement or condition contained in this Agreement or in the certificates provided pursuant to Section 6.3 and Section 7.3), regardless of whether an Action is based in tort, contract or any other legal theory, or arises at law or in equity, except the following matters will not be subject to the foregoing limitation: (a) claims for specific performance as provided in Section 11.11; (b) claims primarily based on conduct constituting fraud; and (c) claims based on breaches of Section 5.10 or Section 5.12. The parties have read this Section 9.9, understand the contents hereof, have received the advice of counsel with respect to the terms, limitations and effects hereof, and have entered into this Agreement knowingly and voluntarily.

9.10. Threshold for Materiality. For purposes of this Article 9, an event will be deemed "material" or a "Material Adverse Effect" (as such terms are used in any representation or warranty contained in Article 3 or Article 4, as applicable), and will be deemed to have occurred, if the aggregate of all Losses relating to any such representation or warranty exceeds $35,000.

9.11. No Punitive Damages. Notwithstanding anything in this Agreement to the contrary, in no event will any Indemnifying Party be responsible or liable to any Indemnified Party for any Losses or other amounts under this Article 9 or Article 10 that constitute punitive

damages, except to the extent such punitive damages are payable to a third party in connection with a Third Party Claim.

9.12. Insurance Matters. The calculation of any indemnifiable Losses under this Article 9 or Article 10 will reflect the amount of any insurance proceeds received in cash, or used to offset any required premiums or deductibles, by the Indemnified Party in respect of such Losses, net of the present value of any increase in insurance premiums or other charges paid or reasonably expected to be paid by the Indemnified Party resulting from such Losses and all costs and expenses reasonably incurred by the Indemnified Party in recovering such proceeds from its insurers. Each of the parties will use its respective reasonable best efforts to furnish and deliver any documents, instruments or writings required by their respective insurers to make any applicable insurance claim and will diligently pursue recovery of any such insurance claim and the proceeds thereunder.

10. TAX MATTERS

10.1. Tax Indemnification.

10.1.1 Subject to the provisions of Section 9.1.2 after application of the provisions of this Article 10 (and without duplication of any amounts required to be paid pursuant to Section 9.1.1(a)), the Seller will indemnify, exonerate and hold harmless each Buyer Indemnified Person from and against any Losses for Taxes (or the non-payment thereof) of the Acquired Companies for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (determined in accordance with Section 10.2) (a "Pre-Closing Tax Period"). For purposes of calculating Taxes of the Acquired Companies for Pre-Closing Tax Periods pursuant to this Article 10 (or the Seller's liability for Losses pursuant to Section 9.1.1(a) in respect of a breach of, or inaccuracy in, any Tax representation set forth in Section 3.14), Taxes will be determined after taking into account all Tax credits, Tax refunds and similar offsets of the Acquired Companies relating to Pre-Closing Tax Periods ("Tax Offsets") that are utilized to actually offset, reduce or eliminate Taxes of the Acquired Companies for Pre-Closing Tax Periods. Subject to Section 10.9, for purposes of this Section 10.1.1, any Tax credits, Tax refunds and similar offsets of the Acquired Companies relating to any Taxable period that is not a Pre-Closing Tax Period that are utilized to actually offset, reduce or eliminate Taxes of the Acquired Companies for Pre-Closing Tax Periods shall be ignored.

10.1.2 Notwithstanding anything to the contrary contained in this Agreement, the aggregate indemnification provided by Seller to the Buyer Indemnified Persons pursuant to Section 10.1.1 and Section 9.1.1(a) (relating to a breach of, or inaccuracy in, a representation or warranty set forth in Section 3.14) prior to application of Section 9.1.2: (a) for or relating to Taxes of all Brazil Companies, will not exceed an amount equal to the excess, if any, of (i) the aggregate Taxes of all Brazil Companies for Pre-Closing Tax Periods required to be paid after the Closing Date (determined in accordance with this Article 10, including application of all Tax Offsets, and determined based on the U.S. dollar exchange rate as of the Exchange Rate Date) over (ii) the sum of (x) the aggregate

reserve for all Taxes of the Brazil Companies taken into account in the Closing Balance Sheet as a current liability used to determine the Adjusted Working Capital under Section 2.6, (y) the aggregate reserve for all Taxes of the Brazil Companies set forth (or included in a reserve set forth) on the face of the Most Recent Balance Sheet (other than any reserve taken into account as a current liability), as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Brazil Companies and (z) the aggregate Tax refunds of all Brazil Companies relating to Pre-Closing Tax Periods which are actually received after the Closing (determined based on the U.S. dollar exchange rate as of the date such Tax refunds are actually received); and (b) for or relating to Taxes of all Non-Brazil Companies, will not exceed an amount equal to the excess, if any, of (i) the aggregate Taxes of all Non-Brazil Companies for Pre-Closing Tax Periods required to be paid after the Closing Date (determined in accordance with this Article 10, including application of all Tax Offsets, and determined based on the U.S. dollar exchange rate as of the Most Recent Balance Sheet Date) over (ii) the sum of (x) the aggregate reserve for all Taxes of the Non-Brazil Companies taken into account in the Closing Balance Sheet as a current liability used to determine the Adjusted Working Capital under Section 2.6, (y) the aggregate reserve for all Taxes of the Non-Brazil Companies set forth (or included in a reserve set forth) on the face of the Most Recent Balance Sheet (other than any reserve taken into account as a current liability), as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Non-Brazil Companies and (z) the aggregate Tax refunds of all Non-Brazil Companies relating to Pre-Closing Tax Periods which are actually received after the Closing (determined based on the U.S. dollar exchange rate as of the Most Recent Balance Sheet Date). For purposes of this Section 10.1.2, any Tax of an Acquired Company for which the Buyer is precluded from being indemnified by the Seller under Section 9.7(c) or Section 10.1.3 will not be treated as a Tax for purposes of Sections 10.1.2(a)(i) and (b)(i).

10.1.3 Notwithstanding anything in this Agreement to the contrary, each Buyer Indemnified Person will be precluded from indemnification pursuant to Section 9.1.1(a) in respect of circumstances constituting a breach of, or inaccuracy in, a representation or warranty made by the Seller and pursuant to Section 10.1.1, in each case, for (a) all Tax liabilities arising from the issuance or exchange of any indebtedness referenced in the Order in re The Singer Company N.V., et al., as Debtors, issued by the United States Bankruptcy Court for the Southern District of New York on April 29, 2004, (b) any Loss resulting from an Acquired Company not having Tax attributes (including basis in assets, net operating loss carryovers or credit carryovers) and (c) in respect of circumstances constituting a breach of, or inaccuracy in, a representation or warranty made pursuant to Section 3.14 or relating to Taxes or Tax Returns of an Acquired Company or in respect of any indemnification provided in Section 10.1.1, any Losses other than Taxes of the Acquired Companies for Pre-Closing Tax Periods and reasonable out-of-pocket costs and expenses (including costs of investigation, defense and enforcement of Article 9 and this Article 10 and reasonable attorney's fees, expert fees and related out-of-pocket expenses), (d) any Taxes imposed on an Acquired Company as a result of transactions that occur on the Closing Date after the Closing other than transactions in the Ordinary Course of Business or as expressly contemplated pursuant to this Agreement and (e) any Taxes imposed on an Acquired Company as a result of a breach by the Buyer or its Affiliates

(including after the Closing Date, the Acquired Companies) of the restrictive covenants set forth in Section 10.10 of this Agreement, provided, however, that in the case of a breach or, or inaccuracy in, a representation or warranty made pursuant to Section 3.14.6, Taxes will be deemed to include any liability of an Acquired Company for the payment of Taxes as a result of being a member of an affiliated, consolidated, combined or unitary group for any period that ends on or prior to the Closing Date, as a result of any Contractual Obligation relating to Tax sharing or Tax allocation, or as a result of being liable for another person's Taxes as a transferee or successor.

10.1.4 Time for Claims. Notwithstanding anything to the contrary contained in this Agreement, no claim may be made or suit instituted seeking indemnification pursuant to Section 10.1.1 unless a written notice describing such Loss for, or relating to, Taxes in reasonable detail in light of the circumstances then known to the Buyer (or its Affiliates including the Acquired Companies) is provided to the Seller pursuant to Section 9.4.1 at any time prior to the earlier of (i) the expiration of the statute of limitations (taking into account any tolling periods and other extensions) for the applicable Taxes or Tax Return to which the indemnification provided for in Section 10.1.1 relates, and (ii) the fifth anniversary of the Closing Date. For purposes of this Section 10.1.4, notice is deemed provided to the Seller for any Tax Claims relating to Taxes set forth (or included in a reserve set forth) on the face of the Closing Balance Sheet (other than Taxes reflected as a current liability).

10.1.5 The Seller will reimburse the Buyer for any Taxes of the Acquired Companies which are the responsibility of the Seller pursuant to this Section 10.1 promptly following delivery of notice of payment of such Taxes by the Buyer or an Acquired Company. Such notice will contain information sufficient to enable the Seller to calculate the Seller's liability for or relating to Taxes pursuant to this Agreement.

10.2. Straddle Period. For purposes of Section 10.1.1, in order to apportion appropriately any Taxes relating to any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the parties hereto will, to the extent required or permitted under applicable Law, treat the Closing Date as the last day of the taxable year or period of an Acquired Company for all Tax purposes. In any case where applicable Law does not permit an Acquired Company to treat the Closing Date as the last day of the taxable year or period, the portion of any Taxes that are allocable to the portion of the Straddle Period ending on the Closing Date will be: (a) in the case of Taxes that are imposed on a periodic basis (such as real property taxes), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and (b) in the case of Taxes not described in (a) (such as (x) taxes that are based upon or measured by income or receipts or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) and (y) payroll and similar Taxes), deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date. Notwithstanding anything to the contrary set forth in this Section 10.2, (i) depreciation, amortization and other costs recovery deductions will be taken into in accordance with the principles of Section 10.2(a), and (ii) any loss or credit carryover that is available for the Taxable year of an Acquired Company in which the Closing occurs will be

deemed to first be taken into account in full and used to determine and reduce Taxes of such Acquired Company for such portion of a Straddle Period ending on the Closing Date that would otherwise be allocated to Seller (but for this provision and without taking into account such loss or credit carryover) pursuant to Section 10.1.1 and this Section 10.2.

10.3. Preparation and Filing of Tax Returns. To the extent not prepared and filed prior to the Closing Date, the Buyer will prepare and timely file (or cause to be prepared and timely filed) all Tax Returns required to be filed by the Acquired Companies for all taxable periods that end on or prior to or that include the Closing Date (such Tax Returns, the "Current Tax Returns"). All such Current Tax Returns will be prepared and filed in a manner that is consistent with the prior practice of the Acquired Companies, except as required by applicable Legal Requirements. If requested by the Seller, the Buyer will deliver or cause to be delivered drafts of any Current Tax Returns of an Acquired Company to the Seller for its review at least ten Business Days prior to the due date of any such Current Tax Return (taking into account valid extensions) and the Buyer will incorporate into any such Current Tax Return any changes proposed by the Seller, which changes will be subject to the consent of the Buyer, which consent will not be unreasonably withheld.

10.4. Termination of Tax Sharing Agreements and Arrangements. All Tax sharing agreements or similar agreements and related powers of attorney between the Seller or any of the Retained Entities or any of their Affiliates other than the Acquired Companies, on the one hand, and any of the Acquired Companies, on the other hand, will be terminated at or prior to the Closing and, after the Closing, the Acquired Companies will not be bound thereby or have any Liability thereunder.

10.5. Transfer and Similar Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes, and any conveyance fees or recording charges, incurred in connection with the Contemplated Transactions (collectively, "Transfer Taxes"), will be paid 50% by the Seller and 50% by the Buyer. The Seller and the Buyer agree to cooperate with respect to, and jointly prepare and file, all necessary Tax Returns and other documentation with respect to all Transfer Taxes.

10.6. Tax Treatment. The parties hereto agree to treat any payment made pursuant to Section 2.6.5, Section 5.15, Section 9.1.1, Section 9.2.1 or Section 10.1 as an adjustment to the Purchase Price for all Tax purposes, unless a final determination causes any such payment not to be treated as an adjustment to the Purchase Price.

10.7. Cooperation on Tax Matters. After the Closing, the Seller and the Buyer will, and will cause their respective Affiliates (including in the case of the Buyer, the Acquired Companies), officers, employees, agents, auditors and other Representatives to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with Tax matters (including Tax Claims) relating to the Acquired Companies. The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party. Such cooperation will include, without limitation, providing applicable powers of attorney to enable the Seller to control (or participate in) any Third Party Claim relating to Taxes for which the Seller is entitled to control (or participate in) pursuant to Section 9.4, and to enable the Seller to participate in the prosecution or pursuit of any claim for a Tax Offset. In the event the Seller is required to pay

indemnification relating to Taxes or Tax Returns of an Acquired Company pursuant to Article 9 or this Article 10, such cooperation will also include, without limitation, providing information requested by the Seller in order to determine whether (x) any Tax benefit has been actually realized by the Buyer or any of its Affiliates (including the Acquired Companies) pursuant to Section 9.8 and (y) any Tax benefit has been actually realized by the Buyer or its Affiliates (including the Acquired Companies) in respect of any Tax Offset that is used to reduce any Tax liability for any period ending after the Closing Date.

10.8. Canadian Withholding Taxes.

10.8.1 The Seller will take all reasonable steps to deliver on or before the Closing to the Buyer (a) a certificate issued by the Minister of National Revenue pursuant to section 116 of the *Income Tax Act* (Canada) (the "Canadian Tax Act") with respect to the shares of Singer Canada Limited which indicates as the proceeds of disposition or certificate limit an amount which is no less than the Canadian currency equivalent of the portion of the Purchase Price (taking into account all adjustments pursuant to Section 2.6.5, Article 9 or this Article 10) allocated to the Transferred Shares of Singer Canada Limited pursuant to Section 2.7 (a "Section 116 Certificate") and (b) a certificate issued by the Quebec Minister of Revenue pursuant to section 1098 or section 1100 of the *Taxation Act* (Quebec) (the "Quebec Tax Act") with respect to the shares of Singer Canada Limited which indicates as the proceeds of disposition or certificate limit an amount which is no less than the Canadian currency equivalent of the portion of the Purchase Price (taking into account all adjustments pursuant to Section 2.6.5, Article 9 or this Article 10) allocated to the Transferred Shares of Singer Canada Limited pursuant to Section 2.7 (a "Quebec Certificate").

10.8.2 If the Seller delivers on or before Closing to the Buyer a Section 116 Certificate, the Buyer will not withhold any amount from payment of the Purchase Price pursuant to section 116 of the Canadian Tax Act or, except as otherwise provided in Section 10.8.3 and Section 10.11, this Agreement. If the Seller fails to deliver a Section 116 Certificate on or before the Closing to the Buyer, the Buyer will be entitled to withhold from the Purchase Price an amount equal to 25 percent of the portion of the Purchase Price (taking into account all adjustments pursuant to Section 2.6.5, Article 9 or this Article 10) allocated to the Transferred Shares of Singer Canada Limited pursuant to Section 2.7.

10.8.3 If the Seller delivers on or before the Closing to the Buyer a Quebec Certificate, the Buyer will not withhold any amount from payment of the Purchase Price pursuant to section 1101 of the Quebec Tax Act or, except as otherwise provided in Section 10.8.2 and Section 10.11, this Agreement. If the Seller fails to deliver a Quebec Certificate on or before Closing to the Buyer, the Buyer will be entitled to withhold from the Purchase Price an amount equal to 12 percent of the portion of the Purchase Price (taking into account all adjustments pursuant to Section 2.6.5, Article 9 or this Article 10) allocated to the Transferred Shares of Singer Canada Limited pursuant to Section 2.7.

10.8.4 In the event that any amount is withheld from the Purchase Price pursuant to the terms of this Section 10.8, the Seller and the Buyer agree to enter into a Canadian

Withholding Tax Escrow Agreement in substantially the form attached as Exhibit J (the "Canadian Withholding Tax Agreement").

10.9. Tax Credits and Tax Refunds.

10.9.1 The Buyer will not pay or cause to be paid any Tax liability of any Acquired Company relating to a Pre-Closing Tax Period to the extent that such Tax liability may be actually offset, reduced or eliminated by Tax Offsets. Buyer will, and will cause each of its Affiliates including each of the Acquired Companies to, use its reasonable best efforts to minimize the Taxes through the use of Tax Offsets of the Acquired Companies for Pre-Closing Tax Periods, including but not limited to, using reasonable best efforts to pursue or prosecute claims for Tax Offsets. The Buyer will, and will cause each of its Affiliates including each of the Acquired Companies to, use its reasonable best efforts to utilize Tax Offsets to actually offset, reduce or eliminate Taxes for Pre-Closing Tax Periods. The Buyer will not utilize any Tax credit, Tax refund or similar offset of the Acquired Companies relating to any Taxable period that is not a Pre-Closing Tax Period to actually offset, reduce or eliminate Taxes for Pre-Closing Tax Periods of the Acquired Companies unless no Tax Offsets exist that could offset, reduce or eliminate such Taxes, and the Buyer will repay to the Seller any indemnity payment the Seller has made to the Buyer as a result of the application of the last sentence of Section 10.1.1 to the extent that it is later determined that Tax Offsets may be used to actually offset, reduce or eliminate Taxes of the Acquired Companies for Pre-Closing Tax Periods.

10.9.2 The Seller will be entitled to participate in the prosecution and pursuit of all claims for Tax Offsets. Without limiting the generality of the foregoing, the principles of Section 9.4.6 (relating to the Seller's right to participate in Third Party Claims relating to Taxes) will apply in full to all claims for Tax Offsets prosecuted or pursued by the Buyer or its Affiliates including the Acquired Companies.

10.9.3 In the event that the Seller makes an indemnity payment to any Buyer Indemnified Person in respect of Taxes pursuant to Section 9.1 or Section 10.1 and an Acquired Company generates, in or prior to the later of (x) the fifth succeeding taxable year beginning the year after the last indemnity payment is made and (y) the taxable year in which the resolution of all Third Party Claims relating or attributable to Taxes for which notice has been given pursuant to Section 9.4 has been finally determined, a Tax Offset that is utilized or applied to actually offset, reduce or eliminate Taxes of an Acquired Company that would otherwise be payable for any taxable period ending after the Closing Date, the Buyer will pay to the Seller an amount equal to the lesser of (i) the amount of the Tax benefit actually realized (i.e., the actual reduction in Taxes) by the Buyer or its Affiliates (including the Acquired Companies) as a result of the utilization of such Tax Offset and (ii) the aggregate indemnity payments actually paid by the Seller to the Buyer (or its Affiliates) pursuant to Section 9.1.1 and Section 10.1 relating or attributable to Taxes. Payments required to be made by the Buyer to the Seller pursuant to this Section 10.9.3 will be paid in immediately available funds and promptly after such time as such Tax benefit is actually realized.

10.10. Limitation on Buyer's Actions That Can Increase Seller's Liability For Taxes. Neither the Buyer nor any of its Affiliates (including after the Closing, the Acquired Companies) will, except as required by law or with the consent of the Seller, which such consent will not be unreasonably withheld, (i) make or change any Tax election applicable to any period ending on or before or that includes the Closing Date that may reasonably result in any increased Tax liability of any Acquired Company for which the Seller is required to indemnify the Buyer (without regard to any limitations set forth in Article 9 or this Article 10), provided, however, that the Buyer and its Affiliates may make an election pursuant to Section 338(g) of the Code for each of the Acquired Companies other than Singer Sewing and (ii) except as contemplated pursuant to this Article 10, amend or file any Tax Return relating to any period ending on or prior to or that includes the Closing Date that may reasonably result in any increased Tax Liability of any Acquired Company for which the Seller is required to indemnify the Buyer (without regard to any limitations set forth in Article 9 or this Article 10).

10.11. No Withholding. Except as (i) provided in Section 5.15.4, Section 6.15 and Section 10.8 or (ii) as required by a change in law that occurs on or after the date of this Agreement and on or before the Closing Date, the Buyer (and its Affiliates) will not be entitled to withhold any amounts contemplated to be paid by the Buyer to the Seller or its Affiliates pursuant to the terms of this Agreement; provided, however, that if, as a result of a change in law that occurs on or after the date of this Agreement and on or before the Closing Date, the Buyer is required under applicable law to withhold amounts (or additional amounts, as the case may be) that would not have been required to have been withheld but for such change in law, then such amounts (or additional amounts, as the case may be) will be borne 50% by the Seller and 50% by the Buyer.

11. MISCELLANEOUS

11.1. Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective upon receipt of written confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the second Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to the Buyer, to it at:

c/o Kohlberg & Company, L.L.C.
111 Radio Circle
Mt. Kisco, New York 10549
Telephone number: (914) 241-7430

Facsimile number: (914) 241-1143
Attention: Evan Wildstein

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone number: (617) 951-7000
Facsimile number: (617) 951-7050
Attention: Daniel S. Evans, Esq.

If to the Seller, to it at:

Singer N.V.
De Ruyterkade 62
Curacao
Netherlands Antilles
Telephone number: (011) 599-9732-2555
Facsimile number: (011) 599-9732-2500
Attention: Managing Director

with a copy (which shall not constitute notice) to:

Singer Controllers Office
7300 Warden Avenue, Suite 213
Markham, L3R 9Z6
Ontario, Canada
Telephone number: (905) 475-2670
Facsimile number: (905) 475-1975
Attention: Controller

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Telephone number: (212) 735-2526
Facsimile number: (917) 777-2526
Attention: Thomas H. Kennedy, Esq.

Each of the parties to this Agreement may specify a different address or facsimile number by giving written notice in accordance with this Section 11.1 to each of the other parties hereto.

11.2. Succession and Assignment; No Third-Party Beneficiaries; Interpretation. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes

hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that (a) the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates or assign solely for collateral security purposes any or all of its rights and interests hereunder to any provider of the debt portion of the Financing and (ii) designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as the Buyer is not relieved of any Liability hereunder and (b) the Seller may assign any or all of its rights and interests hereunder to one or more of its Affiliates, so long as the Seller is not relieved of any Liability hereunder. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such permitted successors and assigns, any legal or equitable rights hereunder. All references herein to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks among the parties to this Agreement and were not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any party to this Agreement by any Person who is not a party to this Agreement, or give rise to any claim or benefit to any Person who is not a party to this Agreement.

11.3. Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Buyer and the Seller, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty, covenant or agreement hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, privilege or remedy under this Agreement will operate as a waiver thereof.

11.4. Entire Agreement. This Agreement, together with the Ancillary Agreements, Exhibits, Schedules, Seller Disclosure Schedules and Buyer Disclosure Schedules and any documents, instruments and certificates explicitly referred to herein, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto and are deemed to be incorporated by reference herein to the extent applicable.

11.5. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each party hereto.

11.6. Severability. Except as set forth in the final sentence of Section 5.12, if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other terms and provisions of this Agreement shall

nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not effected in any manner materially adverse to any of the parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Contemplated Transactions are consummated as originally contemplated to the greatest extent possible.

11.7. Table of Contents; Headings. The table of contents and headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

11.8. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

11.9. Governing Law. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

11.10. Jurisdiction; Venue; Service of Process.

11.10.1 Jurisdiction. Subject to the provisions of Section 2.6.4, Section 9.4.5, Section 9.5(b) and Section 11.11, each party to this Agreement, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York for the purpose of any Action between the parties arising in whole or in part under or in connection with this Agreement, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of *forum non conveniens*, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be

enforced in or by such court and (c) agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing a Governmental Order issued by one of the above-named courts.

11.10.2 Venue. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Agreement, such party will bring Actions only in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

11.10.3 Service of Process. Each party hereby (a) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) above or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1, will constitute good and valid service of process in any such Action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) above does not constitute good and valid service of process.

11.11. Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other party will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach, violation or enforcement, it will not assert the defense that a remedy at law would be adequate.

11.12. Waiver of Jury Trial. **TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND SUCH PROCEEDING WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.**

[The remainder of this page has been intentionally left blank.]

EXEMPTION NO. 82-5225

IN WITNESS WHEREOF, a duly authorized officer of each of the undersigned has executed this Agreement as of the date first above written.

THE BUYER:

KSIN HOLDINGS, LTD.

By: [signature]
Name: EVAN NIKOSTEIN
Title: President

THE SELLER:

SINGER N.V.

By:__________________________
Name: Stephen H. Goodman
Title: Chairman, President and Chief Executive Officer

EXEMPTION NO. 82-5225

IN WITNESS WHEREOF, a duly authorized officer of each of the undersigned has executed this Agreement as of the date first above written.

THE BUYER:

KSIN HOLDINGS, LTD.

By:______________________________
Name:
Title:

THE SELLER:

SINGER N.V.

By:______________________________
Name: Stephen H. Goodman
Title: Chairman, President and Chief Executive Officer

EXEMPTION NO. 82-5225

Exhibit A

Acquired Companies	Transferred Companies
Singer Sewing Company	Singer Sewing Company
Brazil Financing Ltd.	Brazil Financing Ltd.
Supera Industrial e Comercial Exportadora Ltda.	Supera Industrial e Comercial Exportadora Ltda.
Singer do Brasil Indústria e Comércio Ltda.	Singer do Brasil Indústria e Comércio Ltda.
Brazil Financing (II) Ltd.	Singer Sourcing Ltd.
Fazenda Palme Empreendimentos Ltda.	The Singer Company Limited
Singer Sourcing Ltd.	Singer Americas Trading S.A.
The Singer Company Limited	Singer Africa Middle East Ltd.
Singer Americas Trading S.A.	Singer IV B.V.
Singer Africa Middle East Ltd.	Singer Dikis Makinalari Ticaret A.S.
Singer IV B.V.	Aztec Holdings B.V.
Singer Dikis Makinalari Ticaret A.S.	Distribuidora de Productos Singer, S.A. de C.V.
Aztec Holdings B.V.	Singer Italia S.p.A.
Distribuidora de Productos Singer, S.A. de C.V.	Madrina Indústria e Comércio de Máquinas Ltda.
Singer Italia S.p.A.	Singer Danmark A/S
Madrina Indústria e Comércio de Máquinas Ltda.	Singer Industrial and Trading Limited Liability Company (a/k/a Singer Ipari És Kereskedelmi Korlátolt Felelősségü Társaság)
Singer Danmark A/S	Singer Logistics Pte. Ltd.
Singer Industrial and Trading Limited Liability Company (a/k/a Singer Ipari És Kereskedelmi Korlátolt Felelősségü Társaság)	"Singer Sewing Machine Company" spol. s r.o.
Singer Logistics Pte. Ltd.	Singer (Shanghai) B.V.
"Singer Sewing Machine Company" spol. s r.o.	Singer Canada Limited
Singer (Shanghai) B.V.	Edmarte S.A.
Singer (Shanghai) Sewing Machine Co. Ltd.	
Singer (Shanghai) Sewing Machine Marketing Co., Ltd.	
Singer Canada Limited	
Edmarte S.A.	
Singer Taiwan Limited[1]	

[1] The assets and Liabilities of Singer Taiwan Limited will be transferred as part of the Transferred Assets and Liabilities pursuant to Section 2.1 and no shares of capital stock of Singer Taiwan Limited will be transferred as part of the Contemplated Transactions. Notwithstanding the foregoing, Singer Taiwan Limited will be considered an "Acquired Company" solely for purposes of the following sections of this Agreement: the definition of "Assumed Debt" set forth in Article 1, Section 3.7 (other than subsections (f) and (j) thereof), Section 3.8, Section 3.10, Section 3.17, Section 3.24 and Article 5.

EXEMPTION NO. 82-5225

EXHIBIT H

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THIS INSTRUMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATED TO THE PRIOR PAYMENT OF CERTAIN OBLIGATIONS OF THE OBLIGOR TO THE HOLDERS OF SENIOR INDEBTEDNESS (AS DEFINED HEREIN).

THIS INSTRUMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBJECT TO RIGHTS OF SETOFF AS SET FORTH IN SECTION 3.6 HEREOF.

KSIN HOLDINGS, LTD.

Subordinated Note Due ________ __, 2011

$15,000,000 **________ __, 2004**

FOR VALUE RECEIVED, the undersigned, KSIN Holdings, Ltd., a Bermuda corporation ("Holdings"), hereby promises to pay to the order of Singer N.V., a Netherlands Antilles corporation ("Singer N.V.") or registered assigns (such original payee or any successor or assignee from time to time, each a "Noteholder" and collectively, the "Noteholders"), at the address specified in Section 11.1 hereof, or at such other place as the Noteholders shall from time to time have designated to Holdings in writing, on ________ __, 2010 (the "First Maturity Date") one-third (1/3) of the $15,000,000 original principal amount of this Note (as adjusted pursuant to Section 2) and any accrued and unpaid interest thereon, and on ________ __, 2011 (the "Second Maturity Date" and together with the First Maturity Date, the "Maturity Dates") the balance of the unpaid principal amount of this Note and any accrued and unpaid interest thereon, and to pay interest on such principal amount as provided in Section 2 hereof.

1. THE NOTE

This Note (this "Note") is issued pursuant to and in accordance with Section 2.2 of the Acquisition Agreement dated as of June 11, 2004, between Holdings and Singer N.V. (the "Acquisition Agreement"). This Note, together with any notes issued in exchange for it, are collectively referred to herein as the "Notes". Capitalized terms used in this Note shall have the meanings ascribed thereto herein or in Schedule A attached hereto.

2. INTEREST PROVISIONS

Subject to the provisions of Section 4.2 hereof, the Notes shall bear interest at an annual rate equal to 10.0%, based on a 360 day year consisting of twelve 30-day months, and shall be

payable semi-annually in arrears on each of June 30 and December 31 (each an "Interest Payment Date"). On each Interest Payment Date, Holdings shall pay 70% of the accrued and unpaid interest on the Notes in cash and 30% of such accrued and unpaid interest may be capitalized by increasing the outstanding principal amount of the Notes by such amount; provided that if such amount is not capitalized by increasing the outstanding principal amount of the Notes such amount shall be paid in cash. Any such amount so capitalized will thereafter accrue interest at the rate provided for above in this Section 2 and one-third (1/3) of any such interest so capitalized prior to the First Maturity Date shall be payable on the First Maturity Date and the balance thereof and any amount so capitalized after the First Maturity Date shall be payable on the Second Maturity Date.

Notwithstanding any provisions of this Note, in no event shall the amount of interest paid or agreed to be paid by Holdings exceed an amount computed at the highest rate of interest permissible under applicable law.

3. PAYMENT PROVISIONS

Holdings covenants that so long as any of the Notes are outstanding:

3.1. Payment at Maturity of the Note. On the Maturity Dates, or on any accelerated maturity of the Notes, Holdings will pay the principal amount of the Notes then owing, together with all accrued and unpaid interest thereon.

3.2. Optional Redemption. Holdings may at any time and from time to time redeem the Notes, in whole or ratably in part, at any time without premium or penalty at a price equal to 100% of the principal amount of the Notes so redeemed, together with all accrued and unpaid interest thereon.

3.3. Notice of Optional Redemption. Notice of each optional redemption of the Notes pursuant to Section 3.2 hereof shall be given in accordance with Section 11.1 hereof not fewer than three Business Days before the redemption date, in each case by mailing to each Noteholder a notice of intention to redeem, which such notice specifies the date of redemption, the aggregate amount of the Note held by such Noteholder to be redeemed on such date, the principal amount of the Note held by such Noteholder to be redeemed on such date, and the accrued interest applicable to such redemption.

3.4. Payment and Interest Cut-Off. Upon each voluntary redemption of the Notes, in whole or in part, Holdings will pay to each Noteholder the amount of the Note to be redeemed, as set forth in the notice delivered pursuant to Section 3.3 hereof, together with unpaid interest in respect thereof accrued to and including the redemption date (the "Redemption Price"). On the redemption date, if requested by Holdings each Noteholder will deliver its Note to Holdings for notation thereon of the amount of principal so redeemed, and in consideration therefore, Holdings shall deliver the Redemption Price to such Noteholder, which will be payable by wire transfer of immediately available funds to an account designated with reasonable advance notice by such Noteholder.

3.5. Mandatory Redemption Upon a Change of Control. Upon the occurrence of a Change of Control, Holdings shall redeem the outstanding Notes, without premium or penalty, at

a price equal to 100% of the entire unpaid principal amount of the Notes, together with all accrued and unpaid interest thereon through the date of redemption. The provision of notice and payment of the Redemption Price upon a Change of Control will be conducted in accordance with Sections 3.3 and 3.4 above.

3.6. Setoff. Subject to compliance with the provisions of Section 9.6 of the Acquisition Agreement, Holdings may, after consultation with Singer N.V., at its option, at any time and from time to time prior to the Second Maturity Date discharge any payment obligation under this Note by setoff against all or any part of any amounts actually due and owing by Singer N.V. as the Indemnifying Party to a Buyer Indemnified Person (as such terms are defined in the Acquisition Agreement) as determined pursuant to Article 9 and Section 10.1 of the Acquisition Agreement.

3.7. Application of Payments. All payments made by Holdings hereunder shall be applied: (i) first, to the payment in full of accrued unpaid interest (excluding any amounts payable through the addition of principal in accordance with Section 2 hereof), (ii) second, to the reduction of the unpaid principal payable on the First Maturity Date until paid in full and (iii) finally, to the reduction of the unpaid principal payable on the Second Maturity Date.

3.8. Payments Subject to Subordination. Notwithstanding the foregoing provisions of this Section 3, no payment of interest or principal, whether voluntary or involuntary, shall be made at any time when the payment thereof is prohibited by the provisions of Section 9 hereof, except that on any Interest Payment Date when the payment of interest is prohibited under Section 9 hereof, the amount of interest otherwise payable on that Interest Payment Date shall be added to the principal amount of this Note and shall thereafter bear interest as provided in Section 2 hereof.

4. DEFAULTS

4.1. An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

4.1.1. Holdings defaults in the payment of any principal, Redemption Price (if any) or any interest on the Notes, and such default is not remedied within 8 days after the same becomes due and payable, whether at maturity, at a date fixed for payment or prepayment, by declaration, by Change of Control or otherwise; or

4.1.2. Holdings defaults in the performance of or compliance with any term contained in Section 8; or

4.1.3. Holdings defaults in the performance of or compliance with any term contained in Section 7 and such default is not remedied within 30 days after Holdings has actual knowledge of such default or has received written notice of such default from any Noteholder (any such written notice to be identified as a "notice of default" and to refer specifically to this Section 4.1.3); or

4.1.4. Holdings or any of its Subsidiaries shall fail to pay any principal of or premium or interest on any Indebtedness of Holdings or any of its Subsidiaries having a principal

amount of $10,000,000 or more (excluding Indebtedness evidenced by the Notes), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise, but in each case, after giving effect to any applicable grace periods specified in the terms of such instrument); or any such Indebtedness shall have been accelerated; or

4.1.5. Holdings or any Material Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or Reorganization, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated or (vi) takes corporate action for the purpose of any of the foregoing; or

4.1.6. A Governmental Authority enters an order appointing, without consent by Holdings or any of its Material Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for Reorganization, or any such petition shall be filed against Holdings or any of its Material Subsidiaries and such petition shall not be dismissed within 90 days.

4.2. Default Interest Rate; Acceleration. Upon the occurrence and during the continuance of any Event of Default, whether arising as a result of any restrictions on payments in accordance with Section 9 hereof or otherwise, the Notes shall bear interest at an annual rate equal to 12.0%. After the Second Maturity Date, upon not less than 60 days prior written notice to Holdings, the Majority Holders, by notice in writing to Holdings may declare all principal and accrued interest thereon to be due and payable immediately. Prior to the Second Maturity Date, the only remedy for an Event of Default shall be the increase in interest rate provided for in the first sentence of this Section 4.2; provided, however that if an Event of Default with respect to Holdings described in Section 4.1.5 or Section 4.1.6 hereof has occurred, all of the Notes then outstanding shall automatically become immediately due and payable. Upon any Notes becoming due and payable under this Section 4.2, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus all accrued and unpaid interest thereon shall all be immediately due and payable without presentment, demand, protest or further notice, all of which are hereby waived.

5. EXCHANGE AND SUBSTITUTION OF NOTES

5.1. Each Noteolder may sell, transfer, negotiate or assign to (i) one or more of its Afilliates or (ii) one or more commercial banks, investment banks, insurance companies or other financial institutions or companies that make, purchase or invest in loans or notes in the Ordinary Course of Business, all or a portion of the Notes held by such Noteholder. Upon surrender of any Note at the principal executive office of Holdings for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Noteholder or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), Holdings shall execute and deliver, at the expense of Holdings (except as

provided below), one or more new Notes (as requested by the Noteholder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. Holdings may require payment (or reasonably satisfactory evidence of payment) of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $3,000,000; provided that if necessary to enable the registration of transfer by a Noteholder of its entire holding of Notes, one Note may be in a denomination of less than $3,000,000. No transfer or exchange shall be effective until entered on the books and records maintained by Holdings which transfer or exchange will not be unreasonably withheld or delayed.

5.2. Replacement of Notes. Upon receipt by Holdings of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note, and:

(i) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or;

(ii) in the case of mutilation, upon surrender and cancellation thereof,

Holdings shall, at its own expense, execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

6. REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings represents and warrants as of the date of this Note that:

6.1. Organization; Power and Authority. Holdings is a corporation duly organized, validly existing and in good standing under the laws of Bermuda. Holdings has the requisite power and authority to transact the business it transacts and proposes to transact, and to execute and deliver this Note.

6.2. Authorization, etc. This Note has been duly authorized by all necessary action on the part of Holdings, and this Note constitutes a legal, valid and binding obligation of Holdings enforceable against Holdings in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of rights of creditors generally and except to the extent that enforcement of rights and remedies set forth herein may be limited by equitable principles (regardless of whether enforcement is considered in a court of law or a proceeding in equity).

6.3. Compliance with Laws, Other Instruments, etc. The execution, delivery and performance by Holdings of this Note will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of Holdings under its Organizational Documents or any other material agreement or instrument to

which Holdings is bound or by which Holdings or any of its properties may be bound or affected or (ii) violate any provision of any material statute or other rule or regulation of any Governmental Authority applicable to Holdings.

6.4. Governmental Authorizations, etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by Holdings of this Note.

6.5. Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Holdings, threatened against or affecting Holdings or any property of Holdings before or by any Governmental Authority.

6.6. Margin Regulations. No part of the proceeds of the loan hereunder will be used for "purchasing" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U of the Board of Governors of the Federal Reserve System of the United States (the "Board") as now and from time to time hereafter in effect or for any purpose that violates the regulations of the Board.

7. AFFIRMATIVE COVENANTS OF HOLDINGS

Holdings covenants and agrees that so long as any of the Notes are outstanding:

7.1. Adequate Books; Financial Statements. Holdings shall, and shall cause each of its Subsidiaries to, maintain adequate books, accounts and records and a system of accounting established and administered in accordance with GAAP.

7.1.1. Holdings shall furnish, or cause to be furnished, the following information to the Noteholders:

(a) as soon as available, but in any event within 90 days after the end of each fiscal year of Holdings, audited annual consolidated financial statements of Holdings, including the notes thereto, consisting of a consolidated balance sheet at the end of such completed fiscal year and the related consolidated statements of income, retained earnings, cash flows and owners' equity for such completed fiscal year;

(b) as soon as available, but in any event within 45 days after the end of each fiscal quarter of Holdings (other than the last fiscal quarter of each fiscal year), unaudited consolidated financial statements of Holdings consisting of a balance sheet and statements of income, retained earnings and cash flows and owners' equity as of the end of the immediately preceding fiscal quarter; and

(c) such other information a Noteholder may reasonably request.

7.2. Inspection. If an Event of Default then exists, Holdings shall permit the representatives of each Noteholder to visit and inspect any of the offices or properties of Holdings or any of its Subsidiaries, to examine all their respective books of account, records,

reports and other papers, to make copies and extracts therefrom, all at such reasonable times and as may be reasonably requested in writing.

7.3. Existence and Conduct of Operations. Except as permitted herein, Holdings shall maintain and preserve its existence and all rights, privileges and franchises now enjoyed and necessary for the operation of its business.

7.4. Maintenance of Properties. Except where the failure to take such actions would not have a Material Adverse Effect and except for obsolete equipment or equipment no longer used or useful in their business, Holdings shall, and shall cause each of its Subsidiaries to, maintain, preserve, protect and keep its properties in good repair, working order and condition, and make all necessary and proper repairs, renewals and replacements, normal wear and tear excepted.

7.5. Compliance with Laws and Contractual Obligations. Holdings shall, and shall cause each of its Material Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directions of any Governmental Authority having jurisdiction over Holdings, its Material Subsidiaries or any of their respective businesses or properties, and Holdings shall, and shall cause each of its Material Subsidiaries to, comply with any Contractual Obligations, except to the extent any non-compliance therewith would not reasonably be expected to have a Material Adverse Effect.

7.6. Notices. Holdings shall promptly, and in any event within five Business Days, give written notice to each Noteholder of any Event of Default, specifying the nature and the period of existence thereof and what action has been taken or been proposed to be taken with respect thereto.

8. NEGATIVE COVENANTS

Holdings covenants and agrees that so long as any of the Notes are outstanding:

8.1. Transactions with Affiliates. Holdings shall not, and shall not permit any of its Subsidiaries to, enter into directly or indirectly any transaction or group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service), with any Affiliate (other than Holdings or another Subsidiary of Holdings) (each, an "Affiliate Transaction"), except on terms that are no less favorable to Holdings or such Subsidiary than would be obtainable at the time in a comparable arm's-length transaction with a Person that is not an Affiliate.

8.1.1. The following items shall not be deemed to be Affiliate Transactions:

(a) any employment or consulting agreement with an employee, consultant or director entered into by Holdings or any of its Subsidiaries in the Ordinary Course of Business;

(b) any issuance or repurchase of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of,

employment arrangements, stock options and stock ownership plans approved by the Board of Directors of Holdings or the applicable Subsidiary;

(c) the grant of stock options or similar rights to employees and directors of Holdings and its Subsidiaries pursuant to plans approved by the Board of Directors of Holdings or the applicable Subsidiary;

(d) reasonable fees, compensation or employee benefit arrangements to and indemnity provided for the benefit of directors, officers or employees of Holdings or any of its Subsidiaries in the Ordinary Course of Business;

(e) transactions pursuant to any contract in effect on _______, 2004;[1]

(f) Indebtedness or Distributions permitted hereby;

(g) payments under any tax sharing agreement;

(h) transactions required to comply with any law, rule, regulation, decree or order of any Governmental Authority;

(i) payments of management fees pursuant to the Management Agreement between Holdings and Kohlberg Management IV, L.L.C. to the extent permitted by the Credit Agreements;

(j) transactions contemplated in Holdings' Organizational Documents as in effect on ___________, 2004;[2]

(k) issuances and sales of Capital Stock of Holdings or its Subsidiaries other than Disqualified Stock; and

(l) transactions involving aggregate payments or other consideration to the extent permitted by the Credit Agreements.

8.2. Merger, Consolidation, or Sale of Assets. Holdings shall not, directly or indirectly: (i) consolidate or merge with or into another Person (other than the merger of a wholly-owned Subsidiary of Holdings with Holdings); or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Holdings and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

8.2.1. Holdings is the surviving corporation; or

8.2.2. the Person formed by or surviving any such consolidation or merger (if other than Holdings) or the Person to which such sale, assignment, transfer, conveyance or other

---

1 Insert date of Closing.

2 Insert date of Closing.

disposition has been made assumes all of the obligations of Holdings under the Notes and the other Transaction Documents pursuant to agreements reasonably satisfactory to the Noteholders;

provided that immediately prior to and after the consummation of the transactions set forth in Section 8.2 above, as applicable, there shall not have occurred and be continuing an Event of Default.

Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance, transfer or other disposition of all or substantially all of the properties or assets of Holdings and its Subsidiaries, taken as a whole in accordance with the foregoing provisions, the successor Person formed by such amalgamation or consolidation or into which Holdings is merged or to which such sale, assignment, transfer, conveyance or other disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, Holdings under this Note with the same effect as if such successor had been named as Holdings herein.

8.3. Limitations on Indebtedness and Issuance of Preferred Stock.

8.3.1. Holdings shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness, and Holdings shall not, and shall not permit any of its Subsidiaries to, issue any Disqualified Stock; provided, however, that Holdings and its Subsidiaries may incur Indebtedness and issue Disqualified Stock if the Consolidated Interest Coverage Ratio for Holding's most recently ended four full quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.5 to 1, determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

8.3.2. Section 8.3.1 will not prohibit the following:

(i) the incurrence by Holdings and its Subsidiaries of Indebtedness under this Note and each of the other Transaction Documents;

(ii) the incurrence by Holdings and its Subsidiaries of Indebtedness and letters of credit under the Credit Agreements and the Credit Agreement Transaction Documents and Indebtedness permitted to be incurred under the Credit Agreements;

(iii) the incurrence by any Subsidiary of Holdings of Indebtedness represented by local lines of credit as permitted by the Credit Agreements.

(iv) the incurrence by Holdings or any of its Subsidiaries of Indebtedness represented by capital lease obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of

Holdings or such Subsidiary, in an aggregate principal amount not to exceed [$] at any time outstanding;

(v) Indebtedness in respect of intercompany loans and advances among Holdings and its Subsidiaries;

(vi) Indebtedness existing on __________, 2004;[3]

(vii) the Guarantee by Holdings or any of its Subsidiaries of Indebtedness of Holdings or any of its Subsidiaries that is permitted to be incurred by another provision of this Section 8.3; or

(viii) the incurrence by Holdings or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Note to be incurred under Section 8.3.1 or subsection (iv), (vi) and (vii) of this Section 8.3.2.

8.4. Distributions. Holdings shall not make any Distribution except the following:

8.4.1. So long as immediately before and after giving effect thereto no Event of Default exists, Holdings may make Distributions up to $[ ] per year to repurchase Holdings stock and options owned by employees whose employment with Holdings or its Subsidiaries has then terminated.

8.4.2. Holdings may make Tax Distributions to the extent permitted by the Credit Agreements.

8.5. Investments. Holdings shall not make any Investment other than Permitted Investments.

9. SUBORDINATION

Each of Holdings and each Noteholder, by its acceptance hereof, covenants that, until the Senior Debt Termination Date, each of them will comply with the following provisions:

9.1. Subordination. To the extent and in the manner provided in this Note, the payment of any Subordinated Indebtedness is and shall be expressly subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness, and the Subordinated Indebtedness is subordinated as a claim against Holdings, any of its Subsidiaries, any guarantor of the Senior Indebtedness or any of their respective assets to the prior payment in full of the Senior Indebtedness, in each case whether such claim is in the event of any Reorganization or otherwise. Each holder of Senior Indebtedness, whether such Senior Indebtness is now outstanding or hereafter created, incurred, assumed or Guaranteed, shall be deemed to have acquired Senior Indebtedness in reliance upon this Section 9.

---

3 Insert date of Closing.

9.2. Restricted Payments. Holdings and its Subsidiaries will not make, and the Noteholders will not accept or receive, any payment of any Subordinated Indebtedness in cash, and no such payment shall become due; provided that Holdings may make payments of the principal of, and interest on, this Note if each of the following conditions are satisfied:

(i) Holdings is permitted to make such Subordinated Indebtedness payments (to the extent, but only to the extent, so permitted) pursuant to the Subordinated Indebtedness payment terms of the Credit Agreements as in effect on __________, 2004;[4] and

(ii) if immediately before and after giving effect to such payment, no Event of Default exists (as defined in each Credit Agreement), or would be caused thereby.

9.3. Reorganization. In the event of any Reorganization, all Senior Indebtedness shall first be paid in full before any payment is made on account of any Subordinated Indebtedness. Prior to the Senior Debt Termination Date, in any proceedings seeking to effect a Reorganization, any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of any such Subordinated Indebtedness shall be paid or delivered directly to the Credit Agents for application to payment of the Senior Indebtedness, unless and until all Senior Indebtedness shall have been paid in full.

9.4. Right of Setoff. Nothing in Section 9.2 or Section 9.3 above will prohibit Holdings from discharging payment obligations in accordance with Section 3.6 hereof.

9.5. Specific Powers in Reorganization.

9.5.1. If any Subordinated Indebtedness is outstanding, in any proceedings with respect to any Reorganization, each Noteholder, by its acceptance hereof, irrevocably authorizes the Credit Agents:

(i) to prove and enforce any claims on the Subordinated Indebtedness owed by Holdings and its Subsidiaries to any Noteholder either in the name of one or both of the Credit Agents or in the name of such Noteholder as the attorney-in-fact of the Noteholder;

(ii) to accept and execute receipts for any payment or distribution made with respect to any such Subordinated Indebtedness and to apply such payment or distribution to the payment of the Senior Indebtedness; and

(iii) to take any action and to execute any instruments necessary to effectuate the foregoing, either in the name of one or both of the Credit Agents or in the name of a Noteholder as the attorney-in-fact of such Noteholder.

---

4 Insert date of Closing.

9.5.2. Subject to the terms of Section 9.7 hereof, each Noteholder hereby agrees that, while it shall retain the right to vote its claims and, except as otherwise provided in this Note, otherwise act in any Reorganization relative to Holdings (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition, or extension), such Noteholder shall not: (i) take any action or vote in any way so as to directly or indirectly challenge or contest (A) the validity or the enforceability of the Credit Agreement Transaction Documents, or the liens and security interests granted to the Lenders with respect to the Senior Indebtedness, (B) the rights and duties of the Lenders established in the Credit Agreement Transaction Documents, or (C) the validity or enforceability of this Section 9; (ii) seek, or acquiesce in any request, to dismiss any Reorganization or to convert any Reorganization under the Bankruptcy Code to a case under Chapter 7 of the Bankruptcy Code; (iii) seek, or acquiesce in any request for, the appointment of a trustee or examiner with expanded powers for Holdings; (iv) propose, vote in favor of or otherwise approve a plan of reorganization, arrangement or liquidation, or file any motion or pleading in support of any plan of reorganization, arrangement or liquidation, unless it provides for the payment in full, in cash, of the Senior Indebtedness or unless the Lenders have approved of the treatment of their claims with respect to the Senior Indebtedness under such plan; (v) object to the treatment under a plan of reorganization or arrangement of the Lenders' claims with respect to the Senior Indebtedness; (vi) seek relief from the automatic stay of Section 362 of the Bankruptcy Code; or (vii) directly or indirectly oppose any relief requested or supported by the Lenders, including any sale or other disposition of property free and clear of the liens and security interests of the Noteholders under Section 363(f) of the Bankruptcy Code or any other similar provision of applicable law.

9.5.3. If Holdings becomes subject to a proceeding under the Bankruptcy Code and if any holder of Senior Indebtedness desires to permit the use of cash collateral or to provide financing to Holdings under either Section 363 or Section 364 of the Bankruptcy Code, the Noteholders agree as follows: (a) adequate notice to the Noteholders shall have been provided for such financing or use of cash collateral if the Noteholders receive notice not less than two Business Days prior to the entry of the order approving such financing or use of cash collateral and (b) no objection will be raised by the Noteholders to any such financing or use of cash collateral.

9.6. <u>Payments Held in Trust</u>. If, notwithstanding the foregoing, any payment or distribution of the assets of Holdings or any of its present or future Subsidiaries of any kind or character (other than payments permitted by Section 9.2 hereof) shall be received, other than by way of setoff pursuant to Section 3.6 hereof, by any Noteholder before the Second Maturity Date, such payment or distribution shall be held in trust by such Noteholder and promptly paid over to the Credit Agents (who shall have the right to convert any such assets into cash) for application to the payment of Senior Indebtedness until all such Senior Indebtedness shall have been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of Senior Indebtedness, and the Lenders' obligations to extend credit under all Credit Agreement Transaction Documents shall have been terminated.

9.7. <u>Restrictions on Remedies</u>. Prior to and within five Business Days after the Senior Debt Termination Date, the Noteholders will not, without the prior written consent of the Credit Agents, institute proceedings to enforce any Subordinated Indebtedness or exercise any

EXEMPTION NO. 82-5225

remedies with respect thereto, notwithstanding any provision to the contrary contained in any Subordinated Indebtedness or in any agreement or instrument relating thereto; provided that if Holdings fails to make any payment of principal due either on the First Maturity Date or the Second Maturity Date (or in either case such later date as such payment of principal may be due), then upon not less than 30 days prior written notice to the Credit Agents, the Noteholders may institute proceedings to enforce any Subordinated Indebtedness or exercise any remedies with respect thereto so long as no Event of Default (as defined in each Credit Agreement) exists or would exist after giving effect to such payment in respect of principal and accrued interest then due under this Note (other than such Event of Default caused solely as a result of the failure of Holdings to make such payment of principal and accrued interest then due under this Note); provided further that, as to the failure of Holdings to make such payment in respect of the First Maturity Date, in no event will any Noteholder take any such actions within 90 days after the later of the maturity date under (i) the Foothill Credit Agreement or (ii) the Fortress Credit Agreement, in each case as in effect on _______, 2004.[5] Without limiting the generality of the foregoing sentence, the Noteholders shall not, without the prior written consent of the Credit Agents, commence or join with any other creditor of Holdings and its Subsidiaries in commencing any proceeding against Holdings or any of its Subsidiaries seeking to effect a Reorganization, except to the extent the Noteholders are otherwise permitted to enforce any Subordinated Indebtedness as permitted pursuant to the first proviso in the first sentence of this Section 9.7.

9.8. No Collateral. Holdings and its Subsidiaries shall not grant, and the Noteholders shall not demand, accept or receive, any collateral, direct or indirect, for any Subordinated Indebtedness.

9.9. No Other Subordination. Holdings represents that the Subordinated Indebtedness is not subordinated to any obligations other than the Senior Indebtedness and covenants that it will not subordinate the Subordinated Indebtedness to any other obligations except with the prior written consent of the Credit Agents.

9.10. Payment in Full. For the purposes of this Note, no Senior Indebtedness shall be deemed to have been paid in full unless the holder thereof shall have received cash equal to the amount thereof then outstanding and the Lenders' obligations to extend credit under each Credit Agreement Transaction Document shall have been terminated; provided, however, that if the Lenders are required by reason of a judgment or order of any Governmental Authority to repay any amounts or property received by the Lenders on account of the Senior Indebtedness and the Lenders repay or return such amounts or property, then the subordination provisions of this Note shall be reinstated retroactively with respect to the amounts so repaid or property so returned as if such amounts or property had never been received by the Lenders, notwithstanding any termination thereof or the cancellation of any Credit Agreement Transaction Documents.

9.11. Effect of Provisions; Subrogation.

5 Insert date of Closing.

9.11.1. Effect of Provisions; Relative Rights. The provisions hereof as to subordination are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on one hand and the Noteholders on the other hand, and such provisions shall not impair as between Holdings and the Noteholders the obligation of Holdings, which is unconditional and absolute, to pay to the Noteholders the principal of any Subordinated Indebtedness owed by Holdings to the Noteholders and interest thereon, and all other amounts in respect thereof, nor shall any such provisions prevent the Noteholders from exercising all remedies otherwise permitted by applicable law or under the terms of such Subordinated Indebtedness upon the occurrence and during the continuance of a default thereunder, except to the extent prohibited by this Note.

9.11.2. Subrogation. Until the Senior Debt Termination Date, the rights of the Noteholders arising pursuant to subrogation shall be subordinated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Holdings or any of its Subsidiaries that would be deemed payable on the Senior Indebtedness until the Subordinated Indebtedness shall be paid in full. For the purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness of any cash, property or securities to which the Noteholders would be entitled except for the provisions of this Note, and no payment over pursuant to the provisions of this Note to the holders of Senior Indebtedness by the Noteholders, shall, as between Holdings or any of its Subsidiaries and their creditors other than the holders of Senior Indebtedness, on one hand, and the Noteholders, on the other hand, be deemed to be a payment by Holdings or any of its Subsidiaries to or on account of Senior Indebtedness.

9.12. Legend, etc. Each of Holdings and each Noteholder, by its acceptance hereof, covenants to cause each instrument or certificate representing or evidencing any of the Subordinated Indebtedness to have affixed upon it a legend substantially as follows:

"THIS INSTRUMENT AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATED TO THE PRIOR PAYMENT OF CERTAIN OBLIGATIONS OF THE OBLIGOR TO THE HOLDERS OF SENIOR INDEBTEDNESS (AS DEFINED HEREIN)."

Holdings shall cause any financial statement describing or listing or otherwise reflecting the existence of any Indebtedness included in the Subordinated Indebtedness to indicate clearly the subordinated character thereof.

9.13. Third Party Beneficiaries. The provisions of this Section 9 shall constitute a continuing agreement among Holdings, the Noteholders and all Persons who hold Senior Indebtedness, whether now outstanding or hereafter created, incurred or assumed, and the provisions of this Section 9 are made for the benefit of the holders of Senior Indebtedness, and such holders of Senior Indebtedness are made obligees hereunder and beneficiaries hereof (with the same force and effect as if parties thereto) and any one or more of them may enforce such provisions.

9.14. Waiver of Notice. Each Noteholder, by its acceptance hereof, waives all notice of the acceptance of the subordination provisions contained herein by each holder of Senior

Indebtedness, whether now outstanding or hereafter created, incurred or assumed, and waives reliance by each such holder of Senior Indebtedness upon such provisions.

9.15. Power to Modify Senior Indebtedness. The holders of Senior Indebtedness may at any time or from time to time, and in their absolute discretion, change the manner, place or terms of payment of, change or extend the time of payment of, or renew or alter, any Senior Indebtedness, or amend, modify or supplement any Credit Agreement Transaction Document or other document evidencing Senior Indebtedness, or exercise or refrain from exercising any other of their rights under the Senior Indebtedness, including, without limitation, the waiver of any Default (as defined in each Credit Agreement) or any other default thereunder, all without notice to or assent from the Noteholders.

9.16. No Impairment of Rights. No right of any present or future holder of Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Holdings or the Noteholders or by any act or failure to act, in good faith, by any such holder of Senior Indebtedness, or by any noncompliance by Holdings or the Noteholders with the terms, provisions and covenants of this Note, regardless of any knowledge thereof with which any such holder of Senior Indebtedness may have or otherwise be charged.

9.17. Continuing Agreement. This Section 9: (i) is binding upon Holdings and its successors and assigns and upon the Noteholders and their successors and assigns, each of whom, by its acceptance of this Note, agrees to be bound by and comply with all of the provisions of this Section 9; and (ii) is a continuing agreement, is irrevocable by Holdings and the Noteholders and shall remain in full force and effect until the Senior Debt Termination Date.

9.18. Further Assurances. Each of Holdings and each Noteholder, by its acceptance hereof, covenants to execute and deliver to the Credit Agents such further instruments and to take such further action as the Credit Agents may at any time or times reasonably request in order to carry out the provisions and intent of this Section 9.

10. AMENDMENT AND WAIVER

10.1. Requirements. This Note may be amended, and the observance of this Note may be waived (either retroactively or prospectively), with (and only with) the written consent of Holdings and the Majority Noteholders, except that no amendment or waiver: (i) of any of the provisions of Sections 2 and 3.1 will be effective as to any Noteholder unless consented to by such Noteholder in writing; (ii) may change (a) the percentage of the principal amount of the Notes the Noteholders of which are required to consent to any such amendment or waiver or (b) the currency in which any of the obligations hereunder are payable to a currency other than United States Dollars; and (iii) of any of the provisions of Section 9 will be permitted or effective without the prior written consent of the Credit Agents.

10.2. Delivery of Amendments. Holdings will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 10 to each Noteholder promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite Noteholders.

10.3. Binding Effect, etc.: Any amendment or waiver consented to as provided in this Section 10 applies equally to all Noteholders and is binding upon them and upon each future Noteholder and upon Holdings without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between Holdings and the Noteholders nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any Noteholder.

11. MISCELLANEOUS

11.1. Notices. Any notice or other communication to Holdings or the Noteholders in connection with this Note shall be deemed to be delivered and received by such addressee if delivered or made in the manner stipulated in the notice provisions of Section 11.1 of the Acquisition Agreement and to the addresses specified therein, or to such other address as shall have been provided in writing to the Noteholders or Holdings, as applicable, by the other Person.

11.2. Jurisdiction. Each of Holdings (by its execution hereof) and each Noteholder (by its acceptance of this Note) hereby (i) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York for the purpose of any Action between the parties arising in whole or in part under or in connection with this Note, (ii) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of *forum non conveniens*, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Note or the subject matter hereof may not be enforced in or by such court and (iii) agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing a Governmental Order issued by one of the above-named courts.

11.3. Venue. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Note, such party will bring Actions only in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

11.4. Service of Process. Each party hereby (i) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Note in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) above or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 hereof, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) above does not constitute good and valid service of process.

11.5. Governing Law. This Note, the rights of Holdings and the Noteholders and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

11.6. Successors and Assigns. All covenants and other agreements contained in this Note by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent Noteholder) whether so expressed or not.

11.7. Payments Due on Non-Business Days. Anything in this Note to the contrary notwithstanding, any payment of principal of, or interest on, any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day, including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

11.8. Severability. Any provision of this Note that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

11.9. Taxes

11.9.1. Each Noteholder shall obtain and deliver, in a timely manner, all documentation and provide such representations, if any, necessary for Holdings not to be required to deduct or withhold, under the applicable law of any Governmental Authority other than the United States, any taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority, including, without limitation, all interest, penalties or additions attributable thereto ("Taxes") relating to any payments by or on account of any obligations of Holdings hereunder.

11.9.2. Each Noteholder will, upon each of (i) the execution of this Note, (ii) prior to each payment made pursuant to this Note (unless waived by Holdings), and (iii) thereafter, as reasonably requested by Holdings, in a timely manner, execute and deliver or cause to be delivered to Holdings, two original copies (or more as Holdings may reasonably request) of a complete, accurate and valid Internal Revenue Service Form W-8BEN or other applicable form, certificate or document prescribed by the United States Internal Revenue Service certifying as to such Noteholder's entitlement to an exemption from withholding or deduction of Taxes. Each Noteholder will also execute and deliver to Holdings a statement of such Noteholder, signed under penalty of perjury, that it is not (i) a "bank" as described in Section 881(c)(3)(A) of the United States Internal Revenue Code of 1986 (the "Code"), (ii) a 10% shareholder of Holdings (within the meaning of Section 871(h)(3)(B) of the Code), or (iii) a controlled foreign corporation related to Holdings within the meaning of Section 864(d)(4) of the Code.

11.9.3. Subject to each Noteholder's satisfaction of the conditions of Section 11.9.1 and Section 11.9.2 of this Note, and absent any change in applicable law, any and all

payments by or on account of any obligation of Holdings hereunder shall be made free and clear of and without deduction for any and all present or future Taxes.

11.9.4. Holdings shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies (including interest, penalties or additions thereto) arising from any payment made hereunder or from the execution, delivery or enforcement or, or otherwise with respect to, this Note; provided, however, that each Noteholder shall pay any and all such present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies (including interest, penalties or additions thereto) arising from any action taken, or omitted to be taken, by such Noteholder under this Note (other than any actions solely relating to the execution of this Note or the receipt of any payment under this Note), including without limitation any action taken by such Noteholder under Section 5.1 of this Note.

11.10. No Third Party Beneficiaries. Except as set forth in Section 9.13, nothing in this Note shall be deemed or construed to give any Person, other than Holdings and the Noteholders and their respective permitted successors and assigns, any legal or equitable rights hereunder.

(The remainder of this page is intentionally left blank.)

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by a duly authorized officer as of the date first written above.

KSIN HOLDINGS, LTD.

By_____________________________
Name:
Title:

EXEMPTION NO. 82-5225

SCHEDULE A

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below:

"Action" means any claim, action, cause of action or suit, litigation, controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

"Affiliate" means, with respect to any specified Person, (i) any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, (ii) each Person who is an executive officer (as defined in Rule 3b-7 of the Exchange Act) or director of, or direct or indirect beneficial holder of at least 20% of any class of the voting capital stock or voting interests of, such specified Person and (iii) each Person that is managed by a common group of executive officers (as defined in Rule 3b-7 of the Exchange Act) and/or directors as such specified Person.

"Bankruptcy Code" means the provisions of Title 11 of the United States Code or other applicable bankruptcy, insolvency or similar laws of any jurisdiction.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a correlative meaning.

"Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

"Capital Stock" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the Exchange Act).

"Cash Interest Expense" means, for any period, the Consolidated Interest Expense for such period, excluding any amount not payable currently in cash.

"Change of Control" means any of the following events: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of the Singer® trademark or of all or substantially all of the properties or assets of Holdings and Holdings' Subsidiaries taken as a whole to any Person other than Kohlberg Management IV, L.L.C. and its Affiliates; (ii) the adoption of a plan relating to the liquidation or dissolution of Holdings; (iii) the consummation

of any transaction (including without limitation, any amalgamation, merger or consolidation) the result of which is that any Person other than Kohlberg Management IV, L.L.C. and its Affiliates, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting stock of Holdings, measured by voting power rather than number of shares; (iv) the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) which results in Kohlberg Management IV, L.L.C. and its Affiliates owning less than 30% of the voting stock of Holdings, measured by voting power rather than number of shares; (v) a public offering of 30% or more of the voting stock of Holdings; or (vi) the first day on which a majority of the members of the Board of Directors of Holdings are not Continuing Directors.

"Consolidated EBITDA" means, for any period, the total of:

(i) Consolidated Net Income; plus

(ii) all amounts deducted in computing such Consolidated Net Income in respect of:

(a) taxes paid and provision for taxes based on income or profits of Holdings and its Subsidiaries for such period;

(b) Consolidated Interest Expense; and

(c) depreciation, amortization and other non-cash charges and expenses of Holdings and its Subsidiaries.

"Consolidated Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA for such period to (ii) Cash Interest Expense for such period.

"Consolidated Interest Expense" means the consolidated interest expense of Holdings and its Subsidiaries for such period, whether paid or accrued, including without limitation, (i) amortization of debt issuance costs and debt discount, (ii) non-cash interest payments, (iii) interest expense attributable to capital lease obligations, (iv) capitalized interest, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with hedging obligations (including amortization of fees), (vii) dividends in respect of all preferred stock of Holdings and its Subsidiaries and in respect of all Disqualified Stock of Holdings, in each case held by Persons other than Holdings or any Subsidiary and (viii) interest actually paid on any Indebtedness of any other Person that is Guaranteed by Holdings or any Subsidiary.

"Consolidated Net Income" means, for any period, the net income (or loss) of Holdings and its Subsidiaries, determined in accordance with GAAP on a consolidated basis.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Holdings who was:

(i) a member of the Board of Directors of Holdings on _________, 2004;[6] or

(ii) nominated for election or elected to the Board of Directors of Holdings with the approval of a majority of the Continuing Directors who were members of the Board of Directors of Holdings at the time of such nomination or election.

"Contractual Obligation" means, with respect to any Person, any contract, license, agreement, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

"Credit Agent" means each of the "Agent" as defined in the Foothill Credit Agreement and the "Agent" as defined in the Fortress Credit Agreement, which are collectively referred to as "Credit Agents".

"Credit Agreement" means each of the Foothill Credit Agreement and the Fortress Credit Agreement, which are collectively referred to as "Credit Agreements".

"Credit Agreement Transaction Documents" means the "Loan Documents", as defined in each of the Foothill Credit Agreement and the Fortress Credit Agreement, as the same may be amended, modified, extended or renewed, including agreements evidencing a refinancing or refunding of all or part of the Senior Indebtedness (whether or not with the same agent or lenders).

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature (other than maturity upon the occurrence of a Change of Control).

"Distribution" means, with respect to Holdings (or other specified Person):

(i) the declaration or payment of any dividend or distribution on or in respect of any shares of any class of capital stock (other than Disqualified Stock) of or other equity interests in Holdings (or such specified Person);

(ii) the purchase, redemption or other retirement of any shares of any class of capital stock (other than Disqualified Stock) of or other equity interest in Holdings (or such specified Person) or any of its Subsidiaries,

---

6 Insert date of Closing.

or of options, warrants or other rights for the purchase of such shares, directly, indirectly through a Subsidiary or corporate parent or otherwise;

(iii) any other distribution on or in respect of any shares of any class of capital stock (other than Disqualified Stock) of or equity or other beneficial interest in Holdings (or such specified Person);

provided, however, that the term "Distribution" shall not include dividends payable in, or conversion of securities into, perpetual common stock of or other similar equity interests in Holdings (or such specified Person).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Foothill Credit Agreement" means the Credit Agreement dated as of ____________, 2004, among Holdings, Wells Fargo Foothill, Inc., as Agent, and certain other Lenders identified therein, as from time to time in effect, as the same may be amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (whether or not with the same agent and lenders).

"Fortress Credit Agreement" means the Credit Agreement dated as of ____________, 2004, among Holdings, Fortress Credit Corporation, as Agent, and certain other Lenders identified therein, as from time to time in effect, as the same may be amended, supplemented, restated, modified, renewed, refunded, restructured, replaced (whether upon or after termination or otherwise) or refinanced (whether or not with the same agent and lenders).

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America and consistently applied across the periods involved.

"Governmental Authority" means

(i) the government of

(a) the United States of America or any State or other political subdivision thereof; or

(b) any jurisdiction in which Holdings or any of its Subsidiaries conducts all or any part of its business, or which asserts jurisdiction over any properties of Holdings or any of its Subsidiaries; or

(ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government, or any arbitrator or arbitral body.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.

"Guarantee" means, with respect to any Person, (i) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Indebtedness or other Liability of any other Person, (ii) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (a) to pay the Indebtedness or other Liability of such obligor, (b) to purchase any obligation owed by such obligor, (c) to purchase or lease assets under circumstances that are primarily designed to enable such obligor to discharge one or more of its obligations or (d) to maintain the capital, working capital, solvency or general financial condition of such obligor and (iii) any Liability as a general partner of a partnership or as a venturer in a joint venture in respect of Indebtedness or other obligations of such partnership or venture.

"Indebtedness" means, with respect to any Person, without duplication, all obligations (including in respect of principal, accrued interest, penalties, fees and premiums) of such Person (i) for borrowed money (including overdraft facilities to the extent drawn on), (ii) evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business in respect of which such Person's Liability remains contingent), (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals and deferred compensation items incurred in the Ordinary Course of Business), (iv) under leases that have been, or should have been, in accordance with GAAP, recorded as capital leases, to the extent required to be so recorded, (v) in respect of letters of credit and bankers' acceptances (other than unfunded letters of credit and bankers' acceptances arising in the Ordinary Course of Business in respect of which such Person's Liability remains contingent), (vi) for Contractual Obligations relating to interest rate protection, swap agreements and collar agreements and (vii) in the nature of Guarantees of the obligations described in clauses (i) through (vi) above of any other Person.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans, advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities or otherwise.

"Lenders" means the Credit Agents and "Lenders", as defined in each Credit Agreement.

"Liability" means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due.

"Majority Noteholders" means, at any time, the holders of greater than 50% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by Holdings or any of its Affiliates).

"Material Adverse Effect" means any change in, or effect on the business, operations, assets or condition (financial or otherwise) of a Person and its Subsidiaries, which when considered either individually or in the aggregate together with all other adverse changes or

effects is materially adverse to the business, operations, assets or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole.

"Material Subsidiary" means, as of any date, any Subsidairy that has assets that represent 5% or more of the consolidated assets of Holdings and its Subsidiaries.

"Ordinary Course of Business" means an action taken or not taken by or at the direction of any Person in the ordinary course of the normal operations of such Person's business which is reasonably consistent with the past customs and practices of such Person.

"Organizational Documents" means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating, voting or partnership agreement, by-laws, or similar documents, instruments or agreements relating to the organization or governance of such Person.

"Permitted Investments" means:

(i) any Investment in any Subsidiary;

(ii) any Investment in cash equivalents;

(iii) any Investment by Holdings or any of its Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdings or any of its Subsidiaries;

(iv) any Investment received to the extent the consideration therefore was the issuance of Capital Stock (other than Disqualified Stock not otherwise permitted by Section 8.3) of Holdings;

(v) intercompany Indebtedness;

(vi) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the Ordinary Course of Business and Investments to secure participation in government reimbursement programs;

(vii) loans and advances to officers, directors and employees made in the Ordinary Course of Business;

(viii) Investments existing on __________, 2004[7] and any renewal or replacement thereof on terms and conditions not materially less favorable than that being renewed or replaced;

(ix) Investments by any qualified or nonqualified benefit plan established by Holdings or its Subsidiaries made in accordance with the terms of such plan, or any Investments made by Holdings or any of its Subsidiaries in connection with the funding thereof;

(x) Investments received in settlement of debts owed to Holdings or any of its Subsidiaries, including, without limitation, as a result of foreclosure, perfection or enforcement of any lien or Indebtedness or in connection with any bankruptcy, liquidation, receivership or insolvency proceeding;

(xi) additional Investments not otherwise permitted in clauses (i) through (x) in an aggregate amount in any fiscal year not to exceed $[ ]; and

(xii) any other Investments otherwise permitted by the Credit Agreements.

"Permitted Refinancing Indebtedness" means any Indebtedness of Holdings or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Holdings or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all fees, expenses and premiums incurred in connection therewith); and

(ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms not materially less favorable to the Noteholders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

---

7 Insert date of Closing.

"Reorganization" means any voluntary or involuntary dissolution, winding-up, liquidation, reorganization by judicial proceedings, bankruptcy, insolvency, receivership or other statutory or common law proceedings, including, without limitation, any proceeding under the Bankruptcy Code or any similar law of any other jurisdiction, involving Holdings or any Material Subsidiary or any of their respective properties or the readjustment of the respective Liabilities of Holdings or any such other Person or any assignment for the benefit of creditors or any marshaling of the assets or liabilities of Holdings or any such other Person.

"Senior Debt Termination Date" means the date on which the Senior Indebtedness is paid in full in cash and the Lenders' obligations to extend credit under each Credit Agreement Transaction Document shall have been terminated; provided, however, that if the Lenders are required by reason of a judgment or order of any Governmental Authority to repay any amounts or property received by the Lenders on account of the Senior Indebtedness and the Lenders repay or return such amounts or property, then the Senior Indebtedness shall be reinstated retroactively with respect to the amounts so repaid or property so returned as if such amounts or property had never been received by the Lenders, notwithstanding any termination thereof or the cancellation of any Credit Agreement Transaction Documents.

"Senior Indebtedness" shall mean any Indebtedness under any Credit Agreement Transaction Documents, including, without limitation:

(i) all Credit Obligations or Obligations (as applicable and as defined in each Credit Agreement), including, without limitation:

(a) the obligation to pay the Loans (as defined in each Credit Agreement);

(b) any contingent or matured obligations of Holdings to any of the Lenders or the Credit Agents in respect of letters of credit or drafts accepted under letters of credit, including, without limitation, any obligation of Holdings arising under the Credit Agreements or any other Credit Agreement Transaction Document to reimburse any of the Lenders or the Credit Agents for payments made under letters of credit and to deposit with or to pay to the Credit Agents cash in an amount equal to all or part of the letter of credit exposure;

(c) obligations to pay interest owing under the Credit Agreements or any other Credit Agreement Transaction Document;

(d) any contingent or matured obligations of Holdings to any Lender or any of its Affiliates with respect to interest rate protection agreements;

(e) obligations to pay commitment fees, letter of credit fees, fees of the Credit Agents and other fees, charges, indemnities and expenses from time to time owing under the Credit Agreements or any other Credit Agreement Transaction Document;

(f) all Bank Product Obligations (as defined in the Foothill Credit Agreement);

(g) interest and other amounts which would accrue and become due but for the commencement of any Reorganization, whether or not such amounts are allowed or allowable in whole or in part in any such case; and

(ii) all renewals, extensions and refinancings of the items described in clause (i) above (whether or not with the same agent and lenders).

"Subordinated Indebtedness" shall mean:

(i) the principal of, and interest on this Note;

(ii) all other Indebtedness and obligations of Holdings and its Subsidiaries to the Noteholders, whether now existing or hereafter arising, including, without limitation, any claim against Holdings and its Subsidiaries in respect of recission, indemnification, expenses, damages or otherwise; and

(iii) interest and other amounts which would accrue and become due but for the commencement of any Reorganization, whether or not such amounts are allowed or allowable in whole or in part in any such case.

"Subsidiary" means, with respect to any specified Person, any other Person of which (or in which) such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (i) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) having ordinary voting power to elect a majority of the board of directors or other similar governing body (irrespective of whether at the time capital stock (or other shares of beneficial interest) of any other class or classes of such Person shall or might have voting power upon the occurrence of any contingency), (ii) hold at least 50% of the interests in the capital or profits, (iii) hold at least 50% of the beneficial interest (in the case of any such Person that is a trust or estate), or (iv) be a general partner (in the case of a partnership) or a managing member (in the case of a limited liability company).

"Tax Distributions" means dividends and/or distributions paid by Holdings to its shareholders in an amount equal to the product of (i) taxable income related to such shareholder's ownership interest (or to the indirect ownership interest of any Person whose tax Liability is determined by reference to the income of such shareholder) in Holdings multiplied by (ii) the sum of the highest effective individual federal and state income tax rates in a state in which any such shareholder of Holdings (or any Person whose tax Liability is determined by reference to the income of such shareholder) resides that were applicable in such year.

"Transaction Documents" means the Acquisition Agreement, the Notes and each certificate, agreement or document executed by Holdings, any of its Subsidiaries or any other Person and delivered to the Noteholders in connection with or pursuant to any of the foregoing.

EXHIBIT NO.2

Exemption No. 82-5225

FOR IMMEDIATE RELEASE
June 11, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES AGREEMENT FOR SALE OF SEWING BUSINESS

June 11, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that it has entered into a definitive agreement pursuant to which KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC, will acquire the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $125 million, consisting of cash, assumption of debt and a $15 million subordinated promissory note.

Following the closing of the transaction, which is expected to occur in the third quarter of 2004, Singer will continue to own 56.8% of the equity of Singer Asia and 100% of the equity of Singer Jamaica, the Company's Retail and trading businesses in Asia (presently operating primarily in Bangladesh, India, Pakistan, the Philippines, Sri Lanka and Thailand) and in Jamaica. Pursuant to agreements with KSIN, the Retail businesses will continue to have the right to use the SINGER® name in their markets and will continue to be the exclusive distributor in these markets for SINGER® branded sewing machines and related sewing products.

The Sewing business that is being sold includes Company-owned marketing operations in Brazil, Canada, China, the Czech Republic and Hungary, Denmark and Sweden, Italy, Mexico, the Middle East and Africa, South America and the Caribbean, Turkey, and the United States, as well as a network of independent distributors and dealers in over one hundred additional markets. The business also includes manufacturing facilities in Brazil and China. The Sewing marketing and manufacturing operations accounted for about 51% of Singer's 2003 revenue, and 57% of Singer's 2003 operating earnings before Corporate expenses and eliminations.

At the closing of the transaction, Singer will receive approximately $71 million in cash, subject to certain closing price adjustments. The Company expects to use a portion of the cash proceeds received in the transaction to repay certain outstanding Corporate debt. Plans for utilization of the balance of the proceeds have not been finalized, but possible uses may include investing in existing and new businesses, dividends on the Company's Common Stock and share buybacks of the Company's Common Stock. Singer expects to realize an accounting loss of approximately $15 million on the transaction.

Closing of the transaction is subject to a number of customary conditions for a transaction of this type, including the receipt of requisite government and third-party approvals, finalization of arrangements between KSIN and its lenders to fund the acquisition debt financing, no material adverse change in the Sewing business and accuracy of representations and warranties.

Chairman's comments

In commenting on the transaction, Stephen H. Goodman, Singer's Chairman, President and CEO noted, "The sale of the Sewing business and of the SINGER® trademark represents a fundamental shift in Singer's strategy and structure. The cash received from the sale will enable Singer to repay the Corporate debt remaining from the Company's successful Chapter 11 reorganization in September 2000, and be in an improved liquidity position to help fund the growth of the Singer Asia business, explore other new business opportunities and possibly return cash to the shareholders through dividends and/or a share buyback program."

"Singer management has consistently believed that the Company would realize its potential and that this realization would ultimately be reflected in the Company's market value. I believe that the successful completion of this transaction will accelerate this realization. Singer will be evaluating over the next several months alternative legal and administrative structures and arrangements that may better reflect the Company's enhanced liquidity, more concentrated business and smaller aggregate size."

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transaction between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.